SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM U5S

ANNUAL REPORT

For the Year Ended December 31, 2004

Filed Pursuant to the
Public Utility Holding Company Act of 1935

by

ENTERGY CORPORATION
639 Loyola Avenue
New Orleans, Louisiana 70113

TABLE OF CONTENTS

ITEM	TITLE	PAGE NUMBER

1	System Companies and Investments Therein as of December 31, 2004	1

2	Acquisitions or Sales of Utility Assets	23

3	Issue, Sale, Pledge, Guarantee or Assumption of System Securities	24

4	Acquisition, Redemption or Retirement of System Securities	27

5	Investments in Securities of Non-System Companies	28

6	Officers and Directors	30

7	Contributions and Public Relations	68

8	Service, Sales and Construction Contracts	69

9	Wholesale Generators and Foreign Utility Companies	73

10	Financial Statements and Exhibits	75

	Signatures	91

(Page left blank intentionally)

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2004

Name of Company (1, 7, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

Entergy Corporation (2,6) (registered holding company)

Entergy Arkansas, Inc. (Entergy Arkansas) (2,3,7) (an electric utility company)	46,980,196	100	$1,327,057	$1,327,057

System Fuels, Inc. (7,9) (an authorized subsidiary)	70	35	$7,000	$7,000

The Arklahoma Corporation (ARKCO) (3) (an energy-related company)	238	47.6	$207	$207

Arkansas Power & Light Company (4) (an authorized subsidiary)	1,000	100	**	**

Entergy Gulf States, Inc. (Entergy Gulf States) (2) (an electric and gas utility company)	100	100	$1,785,437	$2,159,536

Varibus LLC (Varibus) (an authorized company)	100% Member Interest	100	$2,450	$2,450

Prudential Oil & Gas LLC (POG) (an authorized company)	100% Member Interest	100	$738	$738

Southern Gulf Railway LLC (Southern Gulf) (an authorized company)	100% Member Interest	100	$1,321	$1,321

GSG&T Inc. (GSG&T) (an authorized company)	25,000	100	$36,029	$36,029

Gulf States Utility Company (4) (an authorized subsidiary)	1,000	100	**	**

Entergy Louisiana, Inc. (Entergy Louisiana) (2,7) (an electric utility company)	165,173,180	100	$972,319	$972,319

System Fuels, Inc. (7,8) (an authorized subsidiary)	66	33	$6,600	$6,600

Louisiana Power & Light Company (4) (an authorized subsidiary)	1,000	100	**	**

Entergy Mississippi, Inc. (Entergy Mississippi) (2,7) (an electric utility company)	8,666,357	100	$537,431	$537,431

System Fuels, Inc. (7,8) (an authorized subsidiary)	38	19	$3,800	$3,800

Jackson Gas Light Company (4) (an electric utility company)	360	100	**	**

Entergy Power & Light Company (4) (an electric utility company)	75	100	**	**

The Light, Heat and Water Company of Jackson, Mississippi (4) (an electric utility company)	75	100	**	**

Mississippi Power & Light Company (4) (an authorized subsidiary)	1,000	100	**	**

Name of Company (1, 7, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

Entergy New Orleans, Inc. (Entergy New Orleans) (2, 7) (an electric and gas utility company)	8,435,900	100	$154,462	$154,462

System Fuels, Inc. (7,8) (an authorized subsidiary)	26	13	$2,600	$2,600

New Orleans Public Service, Inc (4) (an authorized subsidiary)	1,000	100	**	**

System Energy Resources, Inc. (System Energy) (2) (an electric utility company)	789,350	100	$894,854	$894,584

Entergy Services, Inc. (Entergy Services) (2) (a service company)	2,000	100	$20	$20

Entergy Operations, Inc. (Entergy Operations) (2) (a service company and a public utility company)	1,000	100	$999	$999

Entergy Power, Inc. (a public utility company)	11,000	100	$26,472	$26,472

Entergy Enterprises, Inc. (Entergy Enterprises) (a service company)	57,400	100	$30,759	$30,243

Entergy Retail Holding Company (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$94,913	$94,913

Entergy Retail Texas, Inc. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$797	$797

Entergy Solutions Ltd. (a Rule 58 energy-related company)	1% General Partner Interest	100	$17,507	$170

Entergy Solutions Supply Ltd. (a Rule 58 energy-related company)	1% General Partner Interest	100	$41,926	$356

Entergy Solutions Ltd. (a Rule 58 energy-related company)	99% Limited Partner Interest	-	$17,507	$17,704

Entergy Solutions Supply Ltd. (a Rule 58 energy-related company)	99% Limited Partner Interest	-	$41,926	$38,190

Entergy Retail Louisiana LLC-A (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$16,667	16,667

Entergy Solutions Management Services LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$19,433	$16,646

Entergy Select LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$563	$828

Entergy Solutions Select Ltd. (a Rule 58 energy-related company)	1% General Partner Interest	100	$6,841	$563

Name of Company (1, 7, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

Entergy Solutions Select, Ltd. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	99% Limited Partner Interest	-	$6,841	$6,012

Entergy Ventures Holding Company, Inc. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$1,705	$1,705

Entergy Commerce, Inc. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$203	$203

Entergy Operations Services, Inc. (EOSI) (9) (a company authorized to provide operation and maintenance services to electric facilities)	3,000	100	$5,416	$5,416

EntergyKoontz, LLC (6,9) (a company authorized to provide operation and maintenance services to electric facilities)	70% Member Interest	70	$790	$653

Entergy Operations Services North Carolina, Inc. (formerly Avery-Williams Builders, Inc.) (6) (a company authorized to provide operation and maintenance services to electric facilities)	1	100	$60,980	$60,980

Entergy Procurement Exchange Holding Corporation (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	2,539	100	$5,705	$5,705

Entergy Holdings, LLC (EHI) (a Rule 58 energy-related company)	100% Member Interest	100	$12,340	$12,340

Entergy Thermal, LLC (a Rule 58 energy-related company)	100% Member Interest	100	$22,220	$22,220

Entergy Resources, Inc. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$1,527	$1,527

Entergy Solutions District Systems LLC (6) (a Rule 58 energy-related company)	100% Member Interest	100	$23,316	$23,488

Entergy Solutions District Cooling LP (6) (a Rule 58 energy-related company)	99.5% Limited Partner Interest	-	$24,307	$23,316

Entergy Solutions District GP, LLC (6) (a Rule 58 energy-related company)	100% Member Interest	100	$117	$117

Entergy Solutions District Cooling LP (6) (a Rule 58 energy-related company)	0.5% General Partner Interest	100	$24,307	$117

Entergy Nuclear, Inc. (ENI) (a company authorized to provide operating and maintenance services to electric facilities)	3,000	100	$(12,697)	$(12,697)

TLG Services, Inc. (a Rule 58 energy-related company)	5	100	$4,859	$4,859

Name of Company (1, 7, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

Entergy Nuclear Services, LLC (6) (a Rule 58 energy-related company)	100% Member Interest	100	$569	$569

Entergy Nuclear Operation Services, LLC (6) (a Rule 58 energy-related company)	100% Member Interest	100	$1	$1

Entergy Nuclear Environmental Services, LLC (6) (a Rule 58 energy-related company)	100% Member Interest	100	$568	$568

Entergy Nuclear PFS Company (a Rule 58 energy-related company)	1,000	100	$1,320	$1,320

Entergy Nuclear Potomac Company (a company authorized to provide operating and maintenance services to electric facilities)	1,000	100	$3,008	$3,008

Nu Start Energy Development, LLC (6) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	12.5% Member Interest	12.5	$1,000	$1,000

Entergy Nuclear Holding Company # 1 (ENHC #1) (5,6,8) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	3,000	75	$745,366	$665,565

Entergy Nuclear Generation Company (ENGC) (5) (an exempt wholesale generator)	1	100	$396,515	$416,107

Entergy Nuclear New York Investment Company I (5,6) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$519,308	$301,045

Entergy Nuclear Indian Point 3, LLC (5) (an exempt wholesale generator)	100% Member Interest	100	$352,647	$357,578

Entergy Nuclear FitzPatrick, LLC (5) (an exempt wholesale generator)	100% Member Interes	100	$58,082	$172,513

Entergy Nuclear Holding Company # 2 (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$71	$71

Entergy Nuclear Operations, Inc. (a company authorized to provide operation and maintenance services to electric facilities)	1,000	100	$1	$1

Entergy Nuclear Fuels Company (a company authorized to provide operation and maintenance services to electric facilities)	1,000	100	$5,667	$70

Entergy Nuclear Holding Company (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	2,200	100	$375,641	$595,438

Name of Company (1, 7, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

Entergy Nuclear Holding Company # 3, LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$375,641	$375,641

Entergy Nuclear Investment Company, LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$227,412	$248,569

Entergy Nuclear Indian Point 2, LLC (5) (an exempt wholesale generator)	100% Member Interest	100	$1,082,019	$912,104

Entergy Nuclear Capital Management I, LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$70,014	$70,014

Entergy Indian Point Peaking Facility, LLC * (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$-	$-

Entergy Nuclear Nebraska, LLC (a company authorized to provide operation and maintenance services to electric facilities)	100% Member Interest	100	$10,626	$10,626

Entergy Nuclear Vermont Investment Company, LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$118,655	$127,072

Entergy Nuclear Vermont Yankee, LLC (5) (an exempt wholesale generator)	100% Member Interest	100	$368,451	$308,889

Entergy Nuclear Capital Management II, LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$33,774	$33,774

Entergy Nuclear Finance Holding, Inc. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	740	100	$139,718	$139,718

Entergy Nuclear Finance, LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$865,197	$865,197

Entergy Technology Holding Company (ETHC) (an exempt telecommunications company)	10	100	$16,470	$16,470

Entergy Technology Company (ETC) (an exempt telecommunications company)	10	100	$12,152	$12,152

Entergy International Holdings LTD. LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$1,222,590	$1,175,541

Name of Company (1, 7, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

Entergy Power Gas Holdings Corporation (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$(33,461)	$(32,186)

Entergy Power Gas Operations Corporation (8) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	19,530	91.06	$7,797	$(30,272)

Entergy Power International Holdings Corporation (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	337	4.1	$807,791	$137,397

Warren Power, LLC (5,6) (an exempt wholesale generator)	100% Member Interest	100	$17,624	$17,624

Top Deer Wind Ventures LLC (8) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1% Member Interest	-	$155,248	$1,054

Entergy Asset Management, Inc. (7,8) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	31,221.70 Class A Common Stock 2,500 Class B Common Stock 4,759.10 Class A Preferred Stock	25%	$567,051	$(3,002)

Entergy International LTD LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$814,395	$814,395

Entergy International Investments No. 2 LTD LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$794,388	$794,360

Entergy UK Holdings Limited (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	307,309,889	100	$995,147	$995,147

Entergy UK Limited (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	308,086,786	100	$994,827	$994,827

Entergy UK Enterprises Limited (8) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	574,000,002	100	$993,354	$993,365

Entergy Asset Management, Inc. (7,8) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	48,501,472 Class A Common Stock	8.34%	$567,051	$9,245

Name of Company (1, 7, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

Entergy Global, LLC (6,8) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$443,277	$443,277

Entergy Nuclear Holding Company #1 (6,8) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies )	1,000	25	$745,366	$195,010

Entergy Power Development Corporation (6,8) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	10,959	14	$272,780	$47,495

Entergy Power Generation, LLC (formerly Entergy Power Generation Corporation) (6) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	211.252 Class B Membership Interest	-	$1,284,718	$211,000

EWO Marketing, L.P. (a Rule 58 energy-related company)	99% Limited Partner Interest	-	$(42,181)	$(41,760)

EWO GP LLC (a Rule 58 energy-related company)	100% Member Interest	100	$(420)	$(420)

EWO Marketing, L.P. (a Rule 58 energy-related company)	1% General Partner Interest	100	$(42,181)	$(422)

Entergy Power International Holdings Corporation (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	7,920	95.9	$807,791	$648,555

EK Holding III, LLC (6,9) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$3,733	$3,733

EKLP, LLC (9) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	50% Member Interest	50	$(4,498)	$(2,249)

Entergy-Koch, LP (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1% General Partner Interest	100	$169,442	$1,694

Entergy-Koch Trading, LP (a Rule 58 energy-related company)	99% Limited Partner Interest	-	$338,416	$338,408

EGT Holding, Ltd. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Interest	100	$15,624	$15,624

EKT, LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	50	$338,416	$3,384

Name of Company (1, 7, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

Entergy-Koch Trading, LP (a Rule 58 energy-related company)	1% General Partner Interest	100	$338,416	$3,384

Entergy Power Generation, LLC (6,8) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	25,998	96.3	$1,284,718	$925,859

Entergy-Koch, LP (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	49.5% Limited Partner Interest	-	$169,442	$145,361

Entergy Power Ventures Corp. I (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$2,503	$2,503

Entergy Power Ventures, L.P. (5)(6) (an exempt wholesale generator)	1% General Partner Interest	100	$207,365	$2,165

Entergy Asset Management, Inc. (6,8) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	3,825,423.60 Class A Common Stock 26,355 Class B Preferred Stock	0.66%	$567,051	$327,009

EWO Wind II, LLC (6,8) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$82,741	$82,741

Top Deer Wind Ventures LLC (formerly EWO Wind LLC) (6,8) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	49% Member Interest	49	$155,248	82,386

Northern Iowa Windpower, LLC (5) (an exempt wholesale generator)	99% Member Interest	99	$81,563	$81,120

WindEnergy LP, LLC (6) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$70,479	70,486

Llano Estacado Wind, LP (5)(6) (an exempt wholesale generator)	99% Limited Partner Interest	-	$70,355	70,474

Name of Company (1, 7, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

WindEnergy GP LLC (6) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$713	$713

Llano Estacado Wind, LP (5)(6) (an exempt wholesale generator)	1% General Partner Interest	100	$70,355	$712

Entergy Power Generation, LLC (6) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000 Class A Membership interest	3.7	$1,284,713	$141,822

Entergy Global Power Operations Corporation (8) (a company authorized to provide operation and maintenance services to electric facilities)	1,000	100	$10,977	$10,977

Entergy Power Operations U.S., Inc. (a company authorized to provide operation and maintenance services to electric facilities)	1,000	100	$2,203	$2,203

Entergy Power Development Corporation (6,8) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	3,605	5	$272,780	$8,875

EN Services II Corporation (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$18	$18

EN Services L.P. (a company authorized to provide operation and maintenance services to electric facilities)	1% General Partner Interest	100	$829	$845

Entergy Global Trading Holdings, Ltd. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$47,924	$33,171

Entergy Power Gas Operations Corporation (6) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,916.35	8.94	$7,797	$36,694

Entergy Power Development Corporation (6,8) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	62,100	81	$272,780	$167,703

Entergy Asset Management, Inc. (6,8) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	283,883,601 Class A Common Stock	48.82	$567,051	$97,162

Entergy Investments Holding Company, Inc. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$215,654	$215,694

Name of Company (1, 7, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)
Entergy Power Ventures, L.P. (5) (an exempt wholesale generator)	99% Limited Partner Interest	-	$207,365	$205,154

EN Services, L.P. (a company authorized to provide operation and maintenance services to electric facilities)	99% Limited Partner Interest	-	$829	$1,727

Entergy Power RS Holding Company, LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Membership Interest	100	$7,787	$7,787

Entergy Power RS, LLC (9) (a Rule 58 energy-related company)	100% Membership Interest	100	$(3,968)	$1,889
RS Cogen, LLC (9) (a Rule 58 energy-related company)	50% Member Interest	50	$7,300	$(2,208)

Entergy Power BJE Holding, Ltd. (*) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	200	100	$1,433	$1,433

Bom Jardim Energetica LTDA. (*) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	4,586,584	99.924	$403	$(3)

Entergy Power BJE, Ltd.(*) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies) 9; 9; 9; 9; 9;	1,000	100	$(3)	$1,443

Bom Jardim Energetica LTDA. (*) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	3,483.076		$403	**

Entergy Power Operations Holdings Ltd (5,8) (a foreign utility company)	10	90.9	$21,374	$14,719

Entergy Power Hull, Ltd. (8) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	361,548	88.47	$143,296	$21,344

Entergy Europe Operations Limited (6,8) (company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	39,041,208	57.545	$(49,037)	$143,286

Entergy Power Operations UK Limited (company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	$4,405	$10,727

Entergy Power Properties (Kingsnorth), Ltd (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	5,002	100	$10	$8

Name of Company (1, 7, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

Damhead Finance LDC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,089	99	$(4,685)	$17,085

Damhead Finance (Netherlands Antilles) N.V. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	5,940	99	$128	$(143)

Entergy Mississippi Turbine Company (6) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,800	100	$12,328	$12,328

Entergy Power Europe Ltd. (6) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	110	100	$46,337	$33,211

Entergy Power Bulgaria Ltd. (9) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	853	100	$46,026	$56,337

Entergy Power Netherlands B.V. (6,9) (a company authorized to develop, acquire, or finance the acquisition of other non utility companies)	20,000	100	$1,007	$1,175

Maritza East 3 Operating Company AD (5,9) (a foreign utility company)***	365	73	$1,354	$1,021

Maritza East III Power Holdings B.V. (5,6,9) (a foreign utility company)***	40,000,000	40	$175,599	$42,326

Maritza East III Power Company AD (5,9) (a foreign utility company)***	1,941,388	73	$240,528	$42,326

Entergy Power Netherlands Company BV (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	400	100	$2,454	$2,488

Entergy Power Projects Italia S.r.L. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100	1	**	**

Entergy Power Development Italia S.r.L. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100	1	**	**

Entergy Power Rinnovabli S.r.L. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100	1	**	**

Name of Company (1, 7, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)
Entergy Power Services Italia, S.r.L. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100	1	**	$16

Sabinas Power Company, B.V. (6) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies )	400	100	$(497)	$2,537

Entergy Power Projects Italia S.r.L. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	9,900	99	**	**

Entergy Power Development Italia S.R.L. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	9,900	99	**	**

Entergy Power Rinnovabli S.r.L (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	9,900	99	**	**

Entergy Power Services Italia S.r.L. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	9,900	99	**	**

Entergy Power Damhead Creek Holding II, Ltd. (8) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	376,999	100	$168,049	$116,394

Entergy Europe Operations Limited (6,8) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	5,002.01		$(49,037)	$(137,702)

Entergy Power Hull, Ltd. (8) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	48,147	11.53	$143,296	$121,953

Entergy Power Damhead Creek Holding III, Ltd. (8) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	2,000	100	$927	$629

Entergy Europe Operations Limited (6,8) (company authorized to develop, acquire, or finance the acquisition of other non-utility companies )	28,798,225	42.447	$(49,037)	$927

Entergy Power Damhead Finco LLC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$4,581	$4,581

Entergy Power Damhead Finco 1 (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,100	100	$(55)	$(55)

Name of Company (1, 7, 8, 9) (and abbreviations used herein)	Number of Common Shares Owned	% of Voting Power (****)	Issuer Book Value	Owner's Book Value
			(000s)	(000s)

Damhead Finance LDC (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	11	1	$(4,685)	$(59)

Damhead Finance (Netherlands Antilles) N.V. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	60	1	$128	$1

Entergy Power Operations Holdings Ltd. (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1	9.1	$21,374	$14,719

EP Edegel, Inc. (8)(a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	2,000	100	$105,043	$105,043

Entergy Asset Management, Inc. (6,8) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	99,185,510 Class A Common Stock	17.06	$567,051	$138,934

Entergy Power Maritza Holding Limited (*) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	1,000	100	**	**

Entergy Power E & C Holdings, LLC (6,9) (a company authorized to develop, acquire, or finance the acquisition of other non-utility companies)	100% Member Interest	100	$2,166	$2,166

EntergyShaw, LLC (9) (a company authorized to provide operation and maintenance services to electric facilities)	50% Member Interest	50	$3,400	$1,313

EntergyShaw Investments of Texas, LLC (a company authorized to provide operation and maintenance services to electric facilities)	100% Member Interest	100	**	**

EntergyShaw Project Management, LP (a company authorized to provide operation and maintenance services to electric facilities)	99% Limited Partner Interest	-	**	**

EntergyShaw Investments of Nevada, LLC (a company authorized to provide operation and maintenance services to electric facilities)	100% Member Interest	100	$3	$3

EntergyShaw Project Management, LP (a company authorized to provide operation and maintenance services to electric facilities)	0.9% General Partner Interest	100	**	**

EntergyShaw General Management, LLC (a company authorized to provide operation and maintenance services to electric facilities)	100% Member Interest	100	**	**

EntergyShaw Project Management, LP (a company authorized to provide operation and maintenance services to electric facilities)	0.1% General Partner Interest	-	**	**

*	Inactive
**	Less than $1,000
***	These companies and their subsidiaries are accounted for on a cost basis, and "Issuer Book Value" is at 100%.
****	Represents % of voting power held directly by the tiered company immediately above.

NOTES

(1)

Pursuant to the General Instructions to Form U5S, the companies listed in the table, together with System Fuels, Inc. (SFI or System Fuels), are collectively defined herein as "System Companies" and individually as a "System Company".

(2)

During 2004, Entergy Corporation, Entergy Services, Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, System Fuels, System Energy, and Entergy Operations participated in a joint money pool arrangement whereby those companies with available funds made short-term loans to certain System Companies having short-term borrowing requirements. As of December 31, 2004, Entergy Arkansas, Entergy Operations, Entergy Corporation, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and System Energy had total investments in the money pool in the amounts of $106,171,789, $5,121,457, $8,134,721, $182,723,060, $97,264,544, 6,368,953, and $277,548,794, respectively. Entergy Services, Entergy Gulf States, and System Fuels had total borrowings in the money pool in the amount of $23,345,604, $59,719,844, and $68,576,599, respectively. The interest rate on money pool investments/borrowings was 2.25% at December 31, 2004. The unborrowed balance in the money pool amounted to $531,691,270 as of December 31, 2004, and was invested in high quality commercial paper and certificates of deposit.

(3)

The capital stock of The Arklahoma Corporation (ARKCO) is owned in the proportions of 47.6%, 4.8%, and 47.6%, respectively, by Entergy Arkansas, Oklahoma Gas and Electric Company and American Electric Power. ARKCO owns an electric transmission line that is leased to these three companies. Information covering ARKCO is included herein pursuant to the instructions for Form U5S. Entergy Arkansas is an exempt holding company under the Public Utility Holding Company Act of 1935 ("Act") (except with regard to section 9(a)(2) of the Act) pursuant to the provisions of Reg. 250.2(a)(2).

(4)	Inactive companies held to preserve franchises.
(5)	See Item 9 and Exhibit I for further information regarding direct and indirect holdings in Exempt Wholesale Generators (EWG) and Foreign Utility Companies (FUCO).
(6)

Information Re: Subsidiaries formed, acquired, merged, dissolved, sold, name changes, and changes in status of existing subsidiaries:

During 2004, the following subsidiaries were formed or acquired:

Entergy Power Europe Ltd. was formed as a New Subsidiary to own or acquire, directly or indirectly, interests in other non-utility companies as permitted by SEC Order Dated December 20, 2002 (the December 2002 Order) (under Delaware Law on April 8, 2004).

Entergy Nuclear, Inc. acquired a 12.5% interest in Nu Start Energy Development, LLC, a New Subsidiary formed for the purpose of cooperating with the Department of Energy ("DOE") to develop and license new nuclear power plant technologies with the Nuclear Regulatory Commission as permitted by the December 2002 Order.

Entergy Nuclear Services, LLC, a Rule 58 Energy-Related company, was formed to engage in the business of developing, owning and operating nuclear energy related businesses and facilities as permitted under Rule 58 (under Delaware Law on June 30, 2004).

Entergy Nuclear Services, LLC, a Rule 58 energy-related company, acquired from Entergy Nuclear, Inc. a 100% member interest in Entergy Nuclear Environmental Services, LLC, a Rule 58 Energy-Related company, which was formed to engage in the business of developing, owning and operating nuclear energy related businesses and facilities as permitted under Rule 58 (under Delaware Law on December 8, 2004).

Entergy Nuclear Operation Services, LLC, a Rule 58 Energy-Related company, was formed to engage in the business of developing, owning and operating nuclear energy related businesses and facilities as permitted under Rule 58 (under Delaware Law on July 2, 2004).

Entergy Global Investments of Delaware, Inc. was formed as a New Subsidiary to own or acquire, directly or indirectly, interests in other non-utility companies as permitted by the December 2002 Order (under Delaware Law on December 8, 2004).

Entergy Global, LLC was formed as a New subsidiary to own or acquire, directly or indirectly, interests in other non-utility companies as permitted by the December 2002 Order (under Arkansas Law on December 15, 2004).

Entergy Corporation through its indirect subsidiaries, EWO Wind II, LLC ( 49% member interest) and Entergy Power Gas Operations Corporation (1% member interest), acquired a 50% member interest in Top Deer Wind Ventures LLC (formerly EWO Wind, LLC, a wholly owned subsidiary), which in turn owns a 99% ownership interest in Northern Iowa Windpower, LLC (an EWG), and all of the ownership interest in WindEnergy LP LLC, a new subsidiary, WindEnergy GP LLC, a new subsidiary, and Llano Estacado Wind LP.

Entergy Operations Services, Inc, an O&M Sub, acquired 100% of the common stock of Entergy Operations Services North Carolina, Inc. (formerly Avery-Williams Buildings, Inc.), an O&M sub, to engage in the business of providing operation and maintenance services to electric facilities as permitted by the December 2002 Order (under North Carolina Law on September 10, 2004).

Entergy Power Gas Operations Corporation acquired 100% of the membership interests in Warren Power, LLC (a EWG) from Entergy Asset Management, Inc (under Delaware Law on November 29, 2004).

Entergy Corporation contributed its 20% limited liability company interest in EWO Marketing Holding, LLC to Entergy International Holdings Ltd LLC, which subsequently contributed the 20% limited liability company interest to Entergy Global Investments, Inc.

During 2004, the following companies changed name:

On July 20, 2004, EWO Wind LLC changed its name to Top Deer Wind Ventures LLC;

On October 1, 2004, Avery-Williams Builders, Inc. changed its name to Entergy Operations Services North Carolina, Inc.;

On December 16, 2004, Entergy Nuclear Finance, Inc. changed its name to Entergy Nuclear Finance, LLC, a Delaware limited liability company in conjunction with changing from a corporation to a limited liability company under Delaware law;

On December 29, 2004, Entergy Nuclear Holding Company #3 changed its name to Entergy Nuclear Holding Company #3, LLC, a Delaware limited liability company in conjunction with changing from a corporation to a limited liability company under Delaware law;

On December 29, 2004, Entergy Nuclear Investment Company changed its name to Entergy Nuclear Investment Company, LLC, a Delaware limited liability company in conjunction with changing from a corporation to a limited liability company under Delaware law;

On December 29, 2004, Entergy Nuclear Vermont Investment Company changed its name to Entergy Nuclear Vermont Investment Company, LLC, a Delaware limited liability company in conjunction with changing from a corporation to a limited liability company under Delaware law;

On December 30, 2004, Entergy Power Generation Corporation changed its name to Entergy Power Generation, LLC, a Delaware limited liability company in conjunction with changing from a corporation to a limited liability company under Delaware law.

During 2004, the following companies changed status:

Entergy Global Power Operations Corporation changed its status to New Subsidiary from O&M Sub;

Entergy Nuclear Holding Company #1changed its status to New Subsidiary from Exempt Wholesale Generator (EWG);

Entergy Nuclear New York Investment Company I changed its status to New Subsidiary from Exempt Wholesale Generator (EWG);

WindEnergy LP LLC claimed status as a New Subsidiary;

WindEnergy GP LLC claimed status as a New Subsidiary;

Entergy UK Enterprises Limited changed its status to New Subsidiary upon relinquishing its FUCO status;

Sabinas Power Company BV changed its status to New Subsidiary upon relinquishing its FUCO status;

Entergy International Investments No. 2 Ltd., LLC changed its status to New Subsidiary upon relinquishing its FUCO status;

EWO Holdings, LLC changed its status to New Subsidiary upon relinquishing its FUCO status;

Entergy Power Development Corporation changed its status to New Subsidiary upon relinquishing its FUCO status;

Entergy Power Operations Holdings Ltd. changed its status to New Subsidiary upon relinquishing its FUCO status;

Entergy Power Operations UK Limited changed its status to New Subsidiary upon relinquishing its FUCO status;

EGT Holding, Ltd. changed its status to New Subsidiary upon relinquishing its FUCO status;

Entergy International LTD, LLC changed its status to New Subsidiary upon relinquishing its FUCO status.

During 2004, the following companies were merged:

On 02-06-04, Entergy Nuclear New York Investment Company II merged into Entergy Nuclear New York Investment Company I.

On 01-28-04, Entergy Power E & C Corporation merged into Entergy Power E & C Holdings LLC

On 03-01-04, Entergy Solutions District Energy, LLC merged into Entergy Solutions District Cooling LP

On 04-30-04, EK Holding II, LLC merged into EK Holding I LLC

On 06-10-04, Entergy Solutions Essentials Ltd. merged into Entergy Solutions Select Ltd.

On 06-14-04, Entergy PTB Holding Company merged into Entergy Retail Holding Company

On 10-31-04, EK Holding I, LLC merged into Entergy Power Generation Corporation

On 11-30-04, EWO Holdings, LLC merged into Entergy Asset Management, Inc.

On 11-10-04, Entergy Marketing Corp. merged into Entergy Global Investments, Inc.

On 12-15-04, Entergy Global Investments, Inc. merged into Entergy Global Investments of Delaware, Inc.

On 12-15-04, Entergy Global Investments of Delaware, Inc. merged into Entergy Global, LLC

On 12-20-04, EWO Marketing Holding, LLC merged into Entergy Global, LLC

On 12-21-04, Entergy District Energy Holdings, L.L.C. merged into Entergy Resources, Inc.

During 2004, the following companies were dissolved or liquidated:

Entergy Power Services Poland S.P. Zoo (dissolved 01-05-04)

Entergy Power Holdings Turkey B.V. (dissolved 01-31-04)

Entergy Power Operations Damhead Creek Corporation (dissolved 01-27-04)

Entergy MHK Retail LLC (dissolved 02-26-04)

Entergy MHK Investments LLC (dissolved 03-29-04)

Damhead Finance (Netherlands) B.V. (dissolved 05-27-04)

Entergy Power Operations Corporation (dissolved 06-28-04)

Entergy Thermal-UNO, LLC ( dissolved on 06-30-04)

Entergy Power Hull Holding, Ltd. (dissolved 09-29-04)

Entergy Power Damhead Creek Holding I, Ltd. (dissolved 09-29-04)

Entergy Worldwide Investments Corporation (dissolved 02-25-2004)

Entergy Power Damhead Finco 2 (dissolved 09-29-04)

During 2004, the following companies were sold:

On 01-30-04, Crete Energy Venture, LLC was sold.

On 01-30-04, Crete Turbine Holdings, LLC was sold.

On 11-02-04, the following companies were sold: Entergy-Koch Trading, Ltd. (UK), Entergy-Koch Trading, Ltd. Europe (UK), Entergy-Koch Trading GmbH (Germany), Entergy-Koch Canada, ULC.

On 12-27-04, the following companies were sold: GS Pipeline Company, LLC, Gulf South Pipeline Company, LP, Gulf Pines Pipeline Company, LP and Gulf South Pipeline Company LP.

(7) (a)

Other Equity or Debt Investments

In addition, the following System Companies owned other equity or debt securities in other System Companies as of December 31, 2004. This chart excludes information regarding equity investments to the extent reported in the table above and investments in Non-System Companies which are reported in Item 5 below.

Owner/Issuer	Description of Security Issued	Outstanding Principal Amount	Issuer's Book Value	Owner's Book Value
		($000s)	($000s)	($000s)
Entergy Arkansas, Inc.
System Fuels, Inc.	5.17%, unsecured note, due 12-31-08	10,994	10,994	10,994

Entergy Louisiana, Inc.
System Fuels, Inc.	5.17%, unsecured note, due 12-31-08	14,223	14,223	14,223

Entergy Mississippi, Inc.
System Fuels, Inc.	5.17%, unsecured note, due 12-31-08	5,527	5,527	5,527

Owner/Issuer	Description of Security Issued	Outstanding Principal Amount	Issuer's Book Value	Owner's Book Value
		($000s)	($000s)	($000s)

Entergy New Orleans, Inc.
System Fuels, Inc.
	5.17%, unsecured note, due 12-31-08	3,258	3,258	3,258

Entergy Corporation
Entergy Global, LLC	4.13%, unsecured promissory note, due 10-29-06	59	59	59
Entergy Nuclear Finance Holding, Inc.	4.13%, unsecured promissory note, due 09-05-06	3,832	3,832	3,832
Entergy Operations Services, Inc.	4.13%, unsecured promissory note, due 09-05-06	4,000	4,000	4,000
Entergy Power Gas Operations Corporation	4.13%, unsecured promissory note, due 12-17-09	81,850	81,850	81,850
EWO Marketing, LP	4.13%, unsecured promissory note, due 03-24-08	2,413	2,413	2,413
Entergy District Energy Holdings LLC	4.13%, unsecured promissory note, due 11-18-08	24,700	24,700	24,700

Entergy Enterprises, Inc.
Entergy Global, LLC	4.13%, unsecured promissory note, due 12-10-07	4,846	4,846	4,846

Entergy UK Enterprises Ltd
Entergy Global, LLC	4.13%, unsecured promissory note, due 03-31-05	929,512	929,512	929,512

Entergy Power Damhead Creek Holding II, Ltd.
Entergy Global, LLC	4.13%, unsecured promissory note, due 03-12-08	31,000	31,000	31,000
Entergy Nuclear Finance Holding, Inc.	4.13%, unsecured promissory note, due 02-12-08	136,972	136,972	136,972
Entergy Power Development Corporation	4.13%, unsecured promissory note, due 05-08-08	8,160	8,160	8,160

Entergy Europe Operations , Ltd.
Entergy Power Damhead Creek Holding II, Ltd.	4.13%, unsecured promissory note, due 12-09-09	3,406	3,406	3,406

Owner/Issuer	Description of Security Issued	Outstanding Principal Amount	Issuer's Book Value	Owner's Book Value
		($000s)	($000s)	($000s)

Entergy Power International Holdings Corporation
Entergy Global, LLC	4.13%, unsecured promissory note, due 02-19-08	126,868	126,868	126,868

Entergy Global, LLC
Entergy Power International Holdings Corporation	4.13%, unsecured promissory note, due 06-12-05	250,338	250,338	250,338
Entergy Nuclear Finance Holding, Inc.	4.13%, unsecured promissory note, due 03-12-07	303,617	303,617	303,617
Entergy Nuclear Fitzpatrick, LLC	4.13%, unsecured promissory note, due 10-18-05	20,000	20,000	20,000
Entergy Nuclear Indian Point 3 LLC	4.13%, unsecured promissory note, due 10-18-05	20,000	20,000	20,000
Entergy Nuclear Investment Company	4.13%, unsecured promissory note, due 02-19-08	115,029	115,029	115,092
Entergy Nuclear Vermont Investment Company	4.13%, unsecured promissory note, due 02-19-08	13,065	13,065	13,065
Entergy Nuclear Vermont Yankee LLC	4.13%, unsecured promissory note, due 07-25-08	18,000	18,000	18,000
Entergy Power Development Corporation	4.13%, unsecured promissory note, due 01-10-10	118,468	118,468	118,468
Entergy Power Development Corporation	4.13%, unsecured promissory note, due 03-12-08	31,901	31,901	31,901

Entergy Asset Management, Inc.
Entergy Global, LLC	4.13%, unsecured promissory note, due 12-30-07	17,863	17,863	17,863
Entergy International Holdings Ltd. LLC	4.13%, unsecured promissory note, due 03-31-05	2,525	2,525	2,525
Entergy Nuclear Finance Holding, Inc.	4.13%, unsecured promissory note, due 10-13-09	193,222	193,222	193,222
EP Edegel, Inc.	4.13%, unsecured promissory note, due 12-03-07	9,200	9,200	9,200
Entergy Power Development Corporation	4.13%, unsecured promissory note, due 03-13-07	10,000	10,000	10,000

Owner/Issuer	Description of Security Issued	Outstanding Principal Amount	Issuer's Book Value	Owner's Book Value
		($000s)	($000s)	($000s)
Entergy Nuclear Generation Company
Entergy Nuclear Fitzpatrick, LLC	4.13%, unsecured promissory note, due 03-29-07	83,000	83,000	83,000
Entergy Nuclear Fitzpatrick, LLC	4.13%, unsecured promissory note, due 05-23-08	20,000	20,000	20,000

Entergy Nuclear Indian Point 2, LLC
Entergy Nuclear Fitzpatrick, LLC	4.13%, unsecured promissory note, due 05-23-08	22,000	22,000	22,000
Entergy Nuclear Generation Company	4.13%, unsecured promissory note, due 05-23-08	8,000	8,000	8,000
Entergy Nuclear Indian Point 3 LLC	4.13%, unsecured promissory note, due 05-23-08	20,000	20,000	20,000
Entergy Nuclear Vermont Yankee, LLC	4.13%, unsecured promissory note, due 05-23-08	15,000	15,000	15,000

Entergy Nuclear Finance, Inc.
Entergy Nuclear Fitzpatrick, LLC	4.13%, unsecured promissory note, due 06-26-08	69,187	69,187	69,187
Entergy Nuclear Indian Point 3 LLC	4.13%, unsecured promissory note, due 06-26-08	36,192	36,192	36,192
Entergy Nuclear Investment Company	4.13%, unsecured promissory note, due 09-05-06	526,000	526,000	526,000
Entergy Nuclear Vermont Investment Company	4.13%, unsecured promissory note, due 07-30-07	197,484	197,484	197,484
Entergy Nuclear, Inc.	4.13%, unsecured promissory note, due 01-09-07	541	541	541

Entergy International Ltd. LLC
Entergy Nuclear Generation Company	4.13%, unsecured promissory note, due 06-22-06	20,000	20,000	20,000

Entergy Nuclear Vermont Yankee LLC
Entergy Nuclear FitzPatrick LLC	4.13%, unsecured promissory note, due 05-23-08	10,000	10,000	10,000

Entergy Nuclear Holding Company #1
Entergy Nuclear New York Investment Company I	4.13%, unsecured promissory note, due 11-20-08	11,352	11,352	11,352

Owner/Issuer	Description of Security Issued	Outstanding Principal Amount	Issuer's Book Value	Owner's Book Value
		($000s)	($000s)	($000s)
Entergy Nuclear New York Investment Company I	4.13%, unsecured promissory note, due 11-20-08	12,915	12,915	12,915

Entergy Power Generation, LLC
Entergy Power Ventures, LP	4.13%, unsecured promissory note, due on demand	50	50	50
Entergy Global, LLC	4.13%, unsecured promissory note, due 11-15-09	324,522	324,522	324,522
Entergy Nuclear Vermont Yankee LLC	4.13%, unsecured promissory note, due on demand	34,000	34,000	34,000
Entergy Nuclear Indian Point 2, LLC	4.13%, unsecured promissory note, due on demand	30,000	30,000	30,000
Entergy Nuclear Finance Holding, Inc.	4.13%, unsecured promissory note, due 12-29-09	100,000	100,000	100,000
EWO Marketing, LP	4.13%, unsecured promissory note, due 12-29-04	25,000	25,000	25,000
Entergy International Investments No. 2 LTD LLC	4.13%, unsecured promissory note, due 12-29-09	92,000	92,000	92,000

(b)	In addition, the following non-affiliates owned debt and equity securities in System Companies as of December 31, 2004:

Various Third Parties (Non-affiliates)
RS Cogen, LLC (Entergy Power RS, LLC owns 50% of RS Cogen, LLC) (The outstanding amount represents the Issuer's debt)	2.515%, unsecured note, due 1-7-19	163,551	163,551	N/A

RS Cogen, LLC (Entergy Power RS, LLC owns 50% of RS Cogen, LLC) (The outstanding amount represents the Issuer's debt)	8.73%, unsecured note, due 10-15-22	75,000	75,000	N/A

RS Cogen, LLC (Entergy Power RS, LLC owns 50% of RS Cogen, LLC) (The outstanding amount represents the Issuer's debt)	5.66%, unsecured note, due 1-15-18	33,579	33,579	N/A

In addition to the foregoing, refer to footnotes 8 and 9 below, which provides additional information with respect to non-affiliate ownership of equity securities of System Companies. Also, information with respect to secured and unsecured debt and preferred stock and other preferred securities issued by consolidated System Companies to third parties is reported in "Notes to Consolidated Financial Statements", Part II, Item 8 of Entergy's 2004 Form 10-K.

(8)	The following chart sets forth ownership information with respect to entities (including non-corporate entities) that are subsidiaries of more than one System Company.

Name of Company Owners of Company	Type of Ownership Shares Owned	% of Voting Power	Owner's Book Value
			($000s)
Top Deer Wind Ventures LLC (formerly EWO Wind LLC)
EWO Wind II, LLC)	49% Member Interest	49	82,386
Entergy Power Gas Operations Corporation	1% Member Interest	1	1,054
Shell WindEnergy, Inc. (a non-affiliate owner)	50% Member Interest	50	NA

Entergy Asset Management, Inc.
Entergy Power Development Corporation	263,883,601 Class A Common Stock Shares	48.82	97,162
EP Edegel, Inc.	99,185,510 Class A Common Stock Shares	17.06	138,934
Entergy UK Enterprises Ltd.	48,501,472 Class A Common Stock Shares	8.34	9,245
Entergy Power Gas Operations Corporation	31,221.7 Class A Common Stock Shares 2,500 Class B Common Stock Shares 4,759.1 Class B Preferred Stock Shares	25	(3,002)
Entergy Power Generation, LLC	3,825,423.6 Class A Common Stock Shares 26,355 Class B Preferred Stock Shares	0.66	327,009
Riverside Power, Inc. (a non-affiliate owner)	18,471 Class B Preferred Stock Shares	-	NA
TCW Global Project Fund II, Ltd (a non-affiliate owner)	708,636 Class A Common Stock Shares 278,905.4 Class A Preferred Stock Shares	0.12	NA

Name of Company Owners of Company	Type of Ownership Shares Owned	% of Voting Power	Owner's Book Value
			($000s)

Entergy Power Development Corporation
Entergy Global, LLC	10,959 Common Stock Shares	14	47,495
Entergy Corporation	63,000 Common Stock Shares	81	167,703
Entergy Global Power Operations Corporation	3,605 Common Stock Shares	5	8,875

Entergy Nuclear Holding Company #1
Entergy Global, LLC	1,000 Common Stock Shares	25	195,010
Entergy Corporation	3,000 Common Stock Shares	75	665,565

Entergy Europe Operations Ltd.
Entergy Power Damhead Creek Holding III, Ltd.	28,798,225	42.45	927
Entergy Power Hull, Ltd.	39,041,208	57.545	143,286
Entergy Power Damhead Creek Holding II, Ltd.	5,002.01		(137,702)

Entergy Power Hull, Ltd.
Entergy Power Damhead Creek Holding II, Ltd.	48,147	11.53	121,953
Entergy Power Operations Holdings Ltd	361,548	88.47	21,344

System Fuels, Inc
Entergy Arkansas, Inc.	70 Common Stock Shares	35	7,000
Entergy Louisiana, Inc	66 Common Stock Shares	33	6,600
Entergy Mississippi, Inc	38 Common Stock Shares	19	3,800
Entergy New Orleans, Inc	26 Common Stock Shares	13	2,600

(9)

The following chart sets forth ownership information with respect to entities (including non-corporate entities) that are subsidiaries of one System Company, the voting securities at which are also owned by one or more non-affiliates.

Name of Company Owners of Company	Type of Ownership Shares Owned	% of Voting Power	Owner's Book Value
			($000s)

EntergyKoontz, LLC.
Entergy Operations Services, Inc.	70% Member Interest	70	653
Koontz (a non-affiliate owner)	30% Member Interest	30	NA

Name of Company Owners of Company	Type of Ownership Shares Owned	% of Voting Power	Owner's Book Value
			($000s)

EKLP, LLC.
EK Holding III LLC	50% Member Interest	50	(2,249)
Koch Energy, Inc. (a non-affiliate owner)	50% Member Interest	50	NA

RS Cogen, LLC
Entergy Power RS LLC	50% Member Interest	50	(2,208)
PPG (a non-affiliate owner)	50% Member Interest	50	NA

Maritza East 3 Operating Company A.D.
Entergy Power Netherlands Company BV	365	73	1,021
Natsionalna Elektricheska Kompania EAD (a non-affiliate owner)	135	27	NA

Maritza East III Power Company AD
Maritza East III Power Holding B.V.	1,941,388	73	43,326
Natsionaina Elektricheska Kompania EAD (a non-affiliate owner)	718,048	27	NA

Maritza East III Power Holding B.V.
Entergy Power Bulgaria Ltd.	40,000,000	40	43,326
ENEL Generation Holding B.V. (a non-affiliate owner)	60,000,000	60	NA

Northern Iowa Windpower, LLC
Top Deer Wind Ventures, LLC	99% Member Interest	99	81,120
Zilhka Renewable Energy (a non-affiliate owner)	1% Member Interest	1	NA

EntergyShaw, LLC
Entergy Power E & C Holdings, LLC	50% Member Interest	50	1,313
The Shaw Group (a non-affiliate owner)	50% Member Interest	50	NA

The Arklahoma Corporation
Entergy Arkansas, Inc	238	47.6	43,326
American Electric Power (a non-affiliate owner)	238	47.6	NA
Oklahoma Gas and Electric Company (a non-affiliate owner)	24	4.8	NA

ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS

There are no transactions to report under this item.

ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

On October 12, 2004, Entergy Arkansas issued and sold, pursuant to the exemption provisions of Rule 52, First Mortgage Bonds in the amount of $60,000,000, 6.38% Series, due November 1, 2034.

On August 17, 2004, Entergy New Orleans issued and sold, pursuant to the exemption provisions of Rule 52, First Mortgage Bonds in the amount of $40,000,000, 5.65 % Series, due September 1, 2029.

On August 24, 2004, Entergy New Orleans issued and sold, pursuant to the exemption provisions of Rule 52, First Mortgage Bonds in the amount of $35,000,000, 5.6% Series, due September 1, 2024.

On October 13, 2004, EWO Holdings, LLC (which merged into Entergy Asset Management, Inc (EAM), on November 30, 2004) issued an unsecured note to Entergy Nuclear Finance Holdings, Inc. evidencing borrowings up to a maximum aggregate amount of $225,000,000 at any time outstanding. At December 31, 2004, the outstanding principal amount due on such note was $193,221,709, with the highest outstanding balance of $193,221,709 being on October 13, 2004. This note was issued pursuant to the exemption provisions of Rule 52.

On December 17, 2004, Entergy Operations Services, Inc. issued an unsecured note to Entergy Corporation evidencing borrowings up to a maximum aggregate amount of $5,000,000. At December 31, 2004, the outstanding principal amount due on such notes was $4,000,000, with the highest outstanding balance $4,000,000 being on December 20, 2004. This note was issued pursuant to the exemption provisions of Rule 52.

On December 29, 2004, Entergy Global Investments, Inc. issued an unsecured note to Entergy Power Generation Corporation evidencing borrowings up to a maximum aggregate amount of $400,000,000. At December 31, 2004, the outstanding principal amount due on such notes was $297,986,566, with the highest outstanding balance $324,521,905 being on December 31, 2004. This note was issued pursuant to the exemption provisions of Rule 52.

On November 10, 2004, Entergy Nuclear Vermont Yankee LLC issued an unsecured note to Entergy Power Generation Corporation evidencing borrowings up to a maximum aggregate amount of $35,000,000. At December 31, 2004, the outstanding principal amount due on such notes was $34,000,000 with the highest outstanding balance $34,000,000 being on November 15, 2004. This note was issued pursuant to the exemption provisions of Section 32.

On November 10, 2004, Entergy Nuclear Indian Point 2, LLC issued an unsecured note to Entergy Power Generation Corporation evidencing borrowings up to a maximum aggregate amount of $30,000,000. At December 31, 2004, the outstanding principal amount due on such notes was $30,000,000 with the highest outstanding balance $30,000,000 being on November 15, 2004. This note was issued pursuant to the exemption provisions of Section 32.

On October 26, 2004, EK Holding I, LLC which subsequently merged into Entergy Power Generation, LLC, issued an unsecured note to Entergy Global, LLC evidencing borrowings up to a maximum aggregate amount of $300,000,000. At December 31, 2004, the outstanding principal amount due on such note was $-0-, with the highest outstanding balance $280,000,000 being on October 28, 2004. This note was issued pursuant to the exemption provisions of Rule 52.

On December 13, 2004, Entergy Power Damhead Creek Holding II, Ltd. issued an unsecured note to Entergy Europe Operations, Ltd. evidencing borrowings up to a maximum aggregate amount of 5,000,000 British Pounds Sterling (BPS). At December 31, 2004, the outstanding principal amount due on such notes was 3,406,352 BPS, with the highest outstanding balance 3,406,352 BPS being on December 13, 2004. This note was issued pursuant to the exemption provisions of Rule 52.

On December 21, 2004, Entergy Power Gas Operations Corporation issued an unsecured note to Entergy Corporation evidencing borrowings up to a maximum aggregate amount of $100,000,000 at any time outstanding. At December 31, 2004, the outstanding principal amount due on such note was $81,850,000, with the highest outstanding balance of $81,850,000 being on December 21, 2004. This note was issued pursuant to the exemption provisions of Rule 52.

On December 29, 2004, Entergy Nuclear Finance Holding, Inc. issued an unsecured note to Entergy Power Generations Corporation evidencing borrowings up to a maximum aggregate amount of $100,000,000 at any time outstanding. At December 31, 2004, the outstanding principal amount due on such note was $100,000,000, with the highest outstanding balance of $100,000,000 being on December 29, 2004. This note was issued pursuant to the exemption provisions of Rule 52.

On December 29, 2004, EWO Marketing, LP issued an unsecured note to Entergy Power Generation Corporation evidencing borrowings up to a maximum aggregate amount of $25,000,000 at any time outstanding. At December 31, 2004, the outstanding principal amount due on such note was $25,000,000, with the highest outstanding balance of $25,000,000 being on December 29, 2004. This note was issued pursuant to the exemption provisions of Rule 52.

On December 29, 2004, Entergy International Investments No. 2 Ltd., LLC issued an unsecured note to Entergy Power Generation Corporation evidencing borrowings up to a maximum aggregate amount of $92,000,000 at any time outstanding. At December 31, 2004, the outstanding principal amount due on such note was $92,000,000, with the highest outstanding balance of $92,000,000 being on December 29, 2004. This note was issued pursuant to the exemption provisions of Rule 52.

On April 8, 2004, Entergy Power Europe Ltd. issued 10 shares of common stock to Entergy Power Development Corporation for consideration of $1,000. This security was issued pursuant to the exemption provisions of Rule 52.

On December 8, 2004, Entergy Global Investments of Delaware, Inc. issued 3,000 shares of common stock $1.00 par value per share to Entergy Global Investments, Inc. for consideration of surrender of all shares of Entergy Global Investments, Inc. This security was issued pursuant to the exemption provisions of Rule 52.

On December 15, 2004, Entergy Global, LLC issued 100% member interest to Entergy Global Investments, of Delaware, Inc. for consideration of surrender of all shares of Entergy Global Investments, Inc. This security was issued pursuant to the exemption provisions of Rule 52.

On July 20, 2004, Top Deer Wind Ventures, LLC (formerly EWO Wind, LLC) issued 1% member interest to Entergy Power Gas Operations Corporation, 49% member interest to EWO Wind II, LLC and 50% member interest to Shell Wind Energy, Inc. (a non-affiliate company) for combined consideration of $5,474,000. This security was issued pursuant to the exemption provisions of Rule 52.

On October 31, 2004, in connection with the merger of EK Holding I, LLC into Entergy Power Generation Corporation, Entergy Power Generation Corporation issued 25,997.5 shares of Class A Common Stock to Entergy Power International Holdings Corporation as consideration for the surrender of the limited liability company interests of EK Holding I, LLC held by Entergy Power International Holdings Corporation. These securities were issued pursuant to the exemption provisions of Rule 52.

On November 16, 2004, EAM issued 1,000,000 shares of Class A Common Stock to Entergy Power Generation Corporation in exchange for the surrender of 222,158.3 shares of Class B Preferred Stock of EAM. These securities were issued pursuant to the exemption provisions of Rule 52.

On November 30, 2004, in connection with the merger of EWO Holdings, LLC into EAM, EAM issued 283,883,601 shares of Class A Common Stock to Entergy Power Development Corporation, 48,501,472 shares of Class A Common Stock to Entergy UK Enterprises Limited, 99,185,510 shares of Class A Common Stock to EP Edegel, Inc., and 18,471 shares of Class B Preferred Stock to Riverside Power, Inc. as consideration for the surrender of the limited liability company interests of EWO Holdings, LLC held by the respective companies. These securities were issued pursuant to the exemption provisions of Rule 52.

On December 6, 2004 Entergy Power Generation Corporation sold 278,905.4 shares of Class A Preferred Stock and 708,636 shares of Class A Common Stock of EAM to TCW Global Project Fund II, Ltd. in exchange for $29,750,000. (No exemption required)

On December 30, 2004, Entergy Power Generation, LLC issued 1,000 Class A Membership Interests to Entergy Corporation, 25,997.5 Class A Membership Interests to Entergy Power International Holdings Corporation, and 211.252 Class B Membership Interests to Entergy Global, LLC as consideration for the surrender of all shares of Entergy Power Generation Corporation held by the respective companies. These securities were issued pursuant to the exemption provisions of Rule 52.

Reference is hereby made to table in Item 1 and Footnote 8 for additional information regarding other equity and debt securities issued by System Companies.

In addition to the foregoing, As of December 31, 2004, Entergy Corporation had issued direct and indirect guarantees, assumptions of liability, sureties or indemnifications (Guarantees) for the benefit of its various subsidiary companies in the aggregate outstanding amount of $48,774,004, pursuant to Rule 45(b)(6). Guarantees issued during 2004 are set forth below, pursuant to Rule 45 (b)(6):

Entity Recording Benefit of ETR Indemnity	Amount of Indemnity	Explanation of Indemnity
Entergy Operations Services, Inc.	$4,949,563	Performance Bond; in favor of City Public Service
Entergy Services, Inc.	$50,000	Permit Bond: Removal of trees on Jefferson Parish right of way
Entergy Operations Services, Inc.	$47,528	SAFECO Bond; Removal of Poles for City of Lake Worth
Entergy Operations Services, Inc.	$123,443	SAFECO Bond; Performance and Payment for Kellogg Pump Station
Entergy Louisiana, Inc.	$8,867,315	Suspensive Appeal Bond; Andry v. Murphy Oil
Entergy Operations Services, Inc.	$2,903,774	SAFECO Bond; Relocation of lines for City of Lake Worth
Entergy Louisiana, Inc.	$229,812	SAFECO Bond; Willie Washington vs. Entergy Louisiana
Entergy Gulf States, Inc.	$59,705	SAFECO Bond; Appeals bond for Blanchard v. Entergy Corporation
Entergy Operations Services, Inc.	$1,268,335	Bid Bond for Los Alamos National Laboratory
Entergy Louisiana, Inc.	$6,295,912	SAFECO Appeal Bond; Foley v. Entergy Louisiana
Entergy Louisiana, Inc.	$3,662,321	Appeal Bond; Joshua Jr. v. Entergy Louisiana Civil District Court
Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., Entergy New Orleans, Inc., and System Energy Resources, Inc.	$2,200,000	Worker's Compensation Letters of Credit
Entergy Operations Services, Inc	$2,417,212	Bond to provide electrical installation at Kennedy Space Center
Entity Recording Benefit of ETR Indemnity	Amount of Indemnity	Explanation of Indemnity
Entergy Operations Services, Inc	$10,000	Bond for City of Garland for transmission pole improvement
Entergy Operations Services, Inc.	$7,500	Bond of Qualifying Individual for the State of California
Total indemnification amount	$33,417,212

ITEM 4. ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

		Calendar Year 2004
	Name of Company	Number of Shares				Holding Company
Name of Issuer	Acquiring, Redeeming	or Principal Amount				Act Exemption or
and Security	or Retiring Securities	Acquired	Redeemed	Retired	Consideration	Release Number

Entergy Corporation
Common Stock	Entergy Corporation		16,631,800		$1,017,995,758	Reg. 250.42

ENTERGY ARKANSAS
Junior Subordinated Deferred Interest Debentures*	Entergy Arkansas	-	$61,856,000	-	$61,856,000	Reg. 250.42

ENTERGY GULF STATES
Preferred Stock*	Entergy Gulf States	-	57,000	-	$3,450,000	Reg. 250.42
Long-Term Debt*	Entergy Gulf States		$475,000,000	$292,000,000	$767,000,000	Reg. 250.42

ENTERGY LOUISIANA
Junior Subordinated Deferred Interest Debentures*	Entergy Louisiana	-	$72,165,000	-	$72,165,000	Reg. 250.42
Long-Term Debt*	Entergy Louisiana	-	$115,000,000	-	$115,000,000	Reg. 250.42

ENTERGY MISSISSIPPI
Long-Term Debt	Entergy Mississippi	-	$156,030,000	$75,000,000	$231,030,000	Reg. 250.42

ENTERGY NEW ORLEANS
Long-Term Debt	Entergy New Orleans	-	$75,000,000	-	$75,000,000	Reg. 250.42

SYSTEM ENERGY
Long-Term Debt	System Energy	-	-	$7,625,000	$7,625,000	Reg. 250.42

RS COGEN, LLC
Subordinated Debt**	EWO Marketing, LP	$16,250,420	-	-	$13,812,842	Reg. 250.58

*	See annexed schedules (Exhibit F) which identify the amount acquired, redeemed or retired for each series or issue.
**	Promissory note acquired from Abbey National Treasury Series PLC on November 24, 2004.

ITEM 5. INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES

Part I	Investments In Persons Operating Within Retail Service Area of Owner
		Amount of
Name of Owner	Number of Persons and Description	Investment

Entergy Enterprises, Inc.	ECD Investments, LLC (A business development and finance organization serving poverty-stricken areas in western Mississippi, eastern Arkansas, and northeastern Louisiana)	$896,508

Entergy Enterprises, Inc.	ECD Associates, LLC (A business formed for the purpose of indirectly investing in the Hope Community Credit Union, a community development credit union serving the three state region of Arkansas, Mississippi, and Louisiana)	$500,000

Entergy Louisiana, Inc.	ECD Investments, LLC BIDCO Corporation (a certified Louisiana Capital Company pursuant to R.S. 51:1922 et seq. and a licensed Louisiana Business and Industrial Corporation, pursuant to the Louisiana Business and Industrial Development Corporation Act, R.S. 51:2386 et seq.)	$1,500,000

Part II	Other Investments

	Name of Issuer and a Description		Number of Shares	% of Voting	Carrying Value

Entergy Arkansas	Capital Avenue Development Company (limited partnership engaged in the business of constructing, owing, maintaining, operating and leasing a 40-story commercial office building)	Limited Partnership Interest	N/A	-	$2,976,050

Entergy Procurement Exchange Holding Corporation	Perfect Commerce, Inc (An exempt telecommunications company)	Common stock Series A Preferred Series B Preferred Series C Preferred Series C Warrants	302,015 411,174 775,774 293,261 293,261	2.16	$5,633,170

Entergy Nuclear PFS Company	Private Fuel Storage, LLC (An energy-related company formed to finance and develop a spent nuclear fuel storage facility for use by its Member Companies, as well as, third parties to the extent of any excess storage capacity)	Approximately 12.9% Member Interest	-	9.9	$1,348,863

Entergy Arkansas	PowerTree Carbon Company, LLC (A business formed to plant trees in critical habitats in Lower Mississippi River Valley to manage carbon dioxide through carbon sequestrian	3.03% member interest	-	4.0	$100,000

Entergy-Koch Trading, LP	EnerSea LLC (An energy-related company developing transport systems for compressed natural gas)	0.98% member interest	-	-	$250,000

Part II	Other Investments

	Name of Issuer and a Description		Number of Shares	% of Voting	Carrying Value

Entergy Ventures Holding Company, Inc	SourceOne, Inc. (An energy-related company providing support to commercial and industrial customers; provides power related due diligence, power master planning and power/commodity analysis/purchasing support)	Series A Preferred Stock	875,577	-	1,496,083

Entergy Operations Services, Inc	Air 2 (A company engaged in providing maintenance and inspection services to electric transmission line facilities)	Series A Preferred Units	15,000	-	1,500,000

Entergy Louisiana, Inc.	Louisiana Energy Services, L.P. (a limited partnership formed to develop a 1.5 million separative work unit (SWU)/year centrifuge uranium enrichment plant)	Approximately 3.97% Limited Partner Interest	-	-	$1,300,000

ITEM 6. OFFICERS AND DIRECTORS

ITEM 6. Part I - Names, Addresses, and Positions Held

ETR	=	Entergy Corporation
EAI	=	Entergy Arkansas, Inc.
EGSI	=	Entergy Gulf States, Inc.
ELI	=	Entergy Louisiana, Inc.
EMI	=	Entergy Mississippi, Inc.
ENOI	=	Entergy New Orleans, Inc.
ESI	=	Entergy Services, Inc.
ERHC	=	Entergy Retail Holding Company
EPE&C	=	Entergy Power E&C Holdings LLC

As of December 31, 2004	ETR	EAI	EGSI	ELI	EMI	ENOI	ESI	ERHC	EPE&C
J. Wayne Anderson 639 Loyola Avenue New Orleans, LA 70113							VP DGC
Kay Kelley Arnold 425 W. Capitol Little Rock, AR 72201							VP
Michael D. Bakewell 10055 Grogan's Mill Road The Woodlands, TX 77380							SVP
Maureen S. Bateman 10 St. James Ave Boston, MA 02116	D
Donald M. Black 20 Greenway Plaza, Suite 500 Houston, TX 77046									VP
Jack T. Blakley 919 Congress Avenue Austin, TX 78701			VP
W. Frank Blount 1040 Stovall Blvd. N.E. Atlanta, GA 30319	D
Tracie L. Boutte 1600 Perdido Street New Orleans, LA 70112						VP	VP
S. Gareth Brett 20 Greenway Plaza, Suite 500 Houston, TX 77046									P
Theodore Bunting 639 Loyola Avenue New Orleans, LA 70113							VP CFO
Douglas Castleberry 425 W. Capitol Little Rock, AR 72201								VP D
E. Renae Conley 4809 Jefferson Hwy. Jefferson, LA 70121			P CEO D	P CEO COB D
Robert L. Cushman 20 Greenway Plaza Houston, TX 77046							VP

As of December 31, 2004	ETR	EAI	EGSI	ELI	EMI	ENOI	ESI	ERHC	EPE&C
Simon DeBree HET Overloon 1/6411 TE Heerlen, The Netherlands	D
James M. DeLong 10055 Grogans Mill Road The Woodlands, TX 77380							VP
Leo P. Denault 639 Loyola Avenue New Orleans, LA 70113	EVP CFO	D	D	D	D	D	EVP CFO D
Claiborne P. Deming 200 Peach Street El Dorado, AR 71730	D
Joseph F. Domino 350 Pine Street Beaumont, TX 77701			P CEO COB D
Donna Doucet 639 Loyola Avenue New Orleans, LA 70113							VP CFO
Murphy A. Dreher 446 North Boulevard Baton Rouge, LA 70802			VP	VP			VP
Anthony C. Duenner 639 Loyola Avenue New Orleans, LA 70113							VP
Walter Ferguson 639 Loyola Avenue New Orleans, LA 70113							VP
Haley R. Fisackerly 308 East Pearl Street Jackson, MS 39201								VP
Kent R. Foster 425 W. Capitol Little Rock, AR 72201							VP
Barrett E. Green 639 Loyola Avenue New Orleans, LA 70113							VP
Robert C. Grenfell 308 E. Pearl Street Jackson, MS 39201					VP
Jerald V. Halvorsen 101 Constitution Avenue Washington D.C. 20001							VP
David C. Harlan 639 Loyola Avenue New Orleans, LA 70113		VP	VP	VP	VP	VP	SVP
Curtis L. Hebert, Jr. 639 Loyola Avenue New Orleans, LA 70113	EVP						EVP
Randall W. Helmick 446 N. Boulevard Baton Rouge, LA 70802							VP
Joseph T. Henderson 10055 Grogan's Mill Road Parkwood II Building The Woodlands, TX 77380	SVP GTC	SVP GTC	SVP GTC	SVP GTC	SVP GTC	SVP GTC	SVP GTC

As of December 31, 2004	ETR	EAI	EGSI	ELI	EMI	ENOI	ESI	ERHC	EPE&C
Alexis M. Herman 1333 H. Street NW W. Tower 9th Floor Washington, DC 20005	D
Donald C. Hintz 3345 Grenada Court Punta Gorda, FL 33950	D						P COB D
Jill I. Israel 639 Loyola Avenue New Orleans, LA 70113							VP
Francis B. Jacobs, II 300 Delaware Avenue Suite 900 Wilmington, DE 19801								VP S
Neal W. Jansonius 425 W. Capitol Little Rock, AR 72203							VP
Ray J. Johnson, Jr. 639 Loyola Avenue New Orleans, LA 70113							VP CIO
John T. Kennedy 425 W. Capitol Little Rock, AR 72201		VP
Jeanne J. Kenney 639 Loyola Avenue New Orleans, LA 70113							VP
Nathan E. Langston 639 Loyola Avenue New Orleans, LA 70113	SVP CAO	SVP CAO	SVP CAO	SVP CAO	SVP CAO	SVP CAO	SVP CAO
Peter H. Lendrum 639 Loyola Avenue New Orleans, LA 70113							VP
J. Wayne Leonard 639 Loyola Avenue New Orleans, LA 70113	CEO D						CEO
Jay A. Lewis 639 Loyola Avenue New Orleans, LA 70113		VP CFO	VP CFO	VP CFO	VP CFO	VP CFO	VP CFO
Jonathan Eugune Long 20 Greenway Plaza, Suite 500 Houston, TX 77046									VP
Michele L. Lopiccolo 639 Loyola Avenue New Orleans, LA 70113							VP
Robert v.d. Luft P.O. Box 61000 New Orleans, LA 70161	COB D
William E. Madison 639 Loyola Avenue New Orleans, LA 70113	SVP	SVP	SVP	SVP	SVP	SVP	SVP
Andrew Marsh 639 Loyola Avenue New Orleans, LA 70113							VP

As of December 31, 2004	ETR	EAI	EGSI	ELI	EMI	ENOI	ESI	ERHC	EPE&C
P. J. Martinez 639 Loyola Avenue New Orleans, LA 70113			VP	VP			VP
Phillip R. May 639 Loyola Avenue New Orleans, LA 70113							VP
Will L. Mayo 308 E. Pearl Street Jackson, MS 39201					VP
J. Parker McCollough 919 Congress Avenue Suite 740 Austin, TX 78701			VP
Hugh T. McDonald 425 W. Capitol Avenue Little Rock, AR 72201		P CEO COB D
Steven C. McNeal 639 Loyola Avenue New Orleans, LA 70113	VP T	VP T	VP T	VP T	VP T	VP T	VP T	VP T	VP T
Eduardo Melendreras 4809 Jefferson Hwy. Jefferson, LA 70121							VP
Nancy C. Morovich 639 Loyola Avenue New Orleans, LA 70113							VP
Kathleen A. Murphy 68 Saddle Rock Road Stamford, CT 06902	D
Paul W. Murrill 206 Sunset Blvd. Baton Rouge, LA 70808	D
James R. Nichols 50 Congress Street, Suite 832 Boston, MA 02109	D
Daniel F. Packer 1600 Perdido Street New Orleans, LA 70112						P COB D CEO
Beth L. Peoples 300 Delaware Avenue Suite 1217 Wilmington, DE 19801								VP D
William A. Percy, III 1200 Old Leland Road Greenville, MS 38701	D
Kay G. Priestly 639 Loyola Avenue New Orleans, LA 70113							VP
Tom D. Reagan 639 Loyola Avenue New Orleans, LA 70113								D P CEO
Dennis H. Reilley 39 Old Ridgebury Road Danbury, CT 06810	D

As of December 31, 2004	ETR	EAI	EGSI	ELI	EMI	ENOI	ESI	ERHC	EPE&C
Walter R. Rhodes 639 Loyola Avenue New Orleans, LA 70113							VP CPO
Mark T. Savoff 639 Loyola Avenue New Orleans, LA 70113	EVP	D	D	D	D	D	D EVP
Peter P. Schneider 1340 Echelon Jackson, MS 39213							VP
Etienne Senac 10055 Grogan's Mill Road The Woodlands, TX 77380							VP
Carolyn C. Shanks 308 E. Pearl Street Jackson, MS 32901					P CEO COB D
Robert D. Sloan 639 Loyola Avenue New Orleans, LA 70113	EVP S GC	EVP S GC	EVP S GC	EVP S GC	EVP S GC	EVP S GC	SVP S GC	SVP CLO
Richard J. Smith 639 Loyola Avenue New Orleans, LA 70113	GP	D GP	D GP	D GP	D GP	D GP	D GP
Wm. Clifford Smith P.O. Box 2266 Houma, LA 70361	D
Bismark A. Steinhagen P.O. Box 20037 Beaumont, TX 77720	D
O. H. "Bud" Storey, III 425 W. Capitol Little Rock, AR 72201							VP DGC
Steven K. Strickland 425 W. Capitol Little Rock, AR 72201		VP
Gary J. Taylor 1340 Echelon Jackson, MS 39213	EVP CNO						EVP CNO
T. Michael Twomey 4809 Jefferson Hwy. Jefferson, LA 70121			VP	VP			VP
Donald W. Vinci 639 Loyola Avenue New Orleans, LA 70113							VP GA
Arthur E. F. Wiese 639 Loyola Avenue New Orleans, LA 70113							VP
Steven V. Wilkinson P.O. Box 45 Watersmeet, MI 49969	D
John H. Zemanek 639 Loyola Avenue New Orleans, LA 70113							VP

COB	=	Chairman of the Board	CAO	=	Chief Accounting Officer
CEO	=	Chief Executive Officer	CFO	=	Chief Financial Officer
P	=	President	CIO	=	Chief Information Officer
P-FOT	=	President-Fossil Operations and Transmission	CNO	=	Chief Nuclear Officer
SVP	=	Senior Vice President	CPO	=	Chief Procurement Officer
EVP	=	Executive Vice President	CRO	=	Chief Risk Officer
VP	=	Vice President	T	=	Treasurer
D	=	Director	S	=	Secretary
GTC	=	General Tax Counsel	GC	=	General Counsel
DGC	=	Deputy General Counsel	CLO	=	Chief Legal Officer
GP	=	Group President
GA	=	General Auditor

SERI	=	System Energy Resources, Inc.	POGI	=	Prudential Oil and Gas, LLC
EOI	=	Entergy Operations, Inc.	VARI	=	Varibus, LLC
EPI	=	Entergy Power, Inc.	GSG&T	=	GSG&T, Inc.
SFI	=	System Fuels, Inc.	SGRC	=	Southern Gulf Railway Company
ERI	=	Entergy Resources, Inc.

As of December 31, 2004	SERI	EOI	EPI	SFI	ERI	POGI	VARI	GSG&T	SGRC
Donald M. Black 20 Greenway Plaza, #1025 Houston, TX 77046								VP
Theodore H. Bunting 639 Loyola Avenue New Orleans, LA 70113	VP CFO	VP CFO
William R. Campbell 1340 Echelon Parkway Jackson, MS 39213		SVP COO D
Douglas R. Castleberry 425 West Capitol Avenue Little Rock, AR 72203			D P CEO		P D
Robert J. Cushman 10055 Grogans Mill Rd. The Woodlands, TX 77380					D
Leo P. Denault 639 Loyola Avenue New Orleans, LA 70113	D						M		M
Joseph P. Deroy 639 Loyola Avenue New Orleans, LA 70113		VP
William A. Eaton Waterloo Road Port Gibson, MS 39150	VP	VP D
Gerritt L. Ewing 20 Greenway Plaza, #1025 Houston, TX 77046								VP
Jeffrey S. Forbes 1448 S R 33 Russellville, AR 72802	VP	VP
David C. Harlan 639 Loyola Avenue New Orleans, LA 70113				D P CEO			VP M
Joseph T. Henderson 10055 Grogan's Mill Road Parkwood II Building The Woodlands, TX 77380								SVP GTC
Paul D. Hinnenkamp 5485 U. W. Hwy. 61 St. Francisville, LA 70775		VP
John P. Hurstell 10055 Grogans Mill Road, Suite 300 Houston, TX 77380				D
Nathan E. Langston 639 Loyola Avenue New Orleans, LA 70113	SVP CAO			SVP CAO				SVP CAO

As of December 31, 2004	SERI	EOI	EPI	SFI	ERI	POGI	VARI	GSG&T	SGRC
Stephen A. Lorio 639 Loyola Avenue New Orleans, LA 70113			VP
William E. Madison 639 Loyola Avenue New Orleans, LA 70113		SVP
John R. McGaha 1340 Echelon Pkwy Jackson, MS 39213		P D
Steven C. McNeal 639 Loyola Avenue New Orleans, LA 70113	VP T D	VP T	T	VP T	VP T		M	VP T	M
William Mohl 10055 Grogan's Mill Road The Woodlands, TX 77380				D
Tom D. Reagan 639 Loyola Avenue New Orleans, LA 70113					D
Christopher T. Screen 639 Loyola Avenue New Orleans, LA 70113						M
Robert D. Sloan 639 Loyola Avenue New Orleans, LA 70113	EVP GC S	SVP GC S		SVP S				SVP S
O. H. Storey, III 639 Loyola Avenue New Orleans, LA 70113			VP		D VP S
Gary J. Taylor 1340 Echelon Parkway Jackson, MS 39213	D COB P CEO	D COB CEO
Joseph Venable 17265 River Road Killona, LA 70066		VP
George A. Williams 1340 Echelon Parkway Jackson, MS 39213		VP

COB	=	Chairman of the Board	CAO	=	Chief Accounting Officer
CEO	=	Chief Executive Officer	CFO	=	Chief Financial Officer
P	=	President	COO	=	Chief Operating Officer
SVP	=	Senior Vice President	T	=	Treasurer
EVP	=	Executive Vice President	S	=	Secretary
VP	=	Vice President	GTC	=	General Tax Counsel
D	=	Director	GC	=	General Counsel
M	=	Manager	GP	=	Group President

EEI	=	Entergy Enterprises, Inc.
EOSI	=	Entergy Operations Services, Inc.
EHI	=	Entergy Holdings, LLC
ENI	=	Entergy Nuclear, Inc.
EPDC	=	Entergy Power Development Corporation
EPGC	=	Entergy Power Generation, LLC
EPEHC	=	Entergy Procurement Exchange Holding Corporation
EGTH	=	Entergy Global Trading Holdings LTD

As of December 31, 2004	EEI	EOSI	EHI	ENI	EPDC	EPGC	EPEHC	EGTH
Donald M. Black 20 Greenway Plaza Houston, TX 77046								VP
Gareth Brett Equitable House 47 King William Street London ECAR9JD, UK	P D CEO				D	P		D P
Theodore Bunting 639 Loyola Avenue New Orleans, LA 70113				VP CFO
Douglas R. Castleberry 425 West Capitol Avenue Little Rock, AR 72203			VP			EVP	D P
Robert J. Cushman 20 Greenway Plaza Houston, TX 77046	VP
Leo P. Denault 639 Loyola Avenue New Orleans, LA 70113	D	D EVP CFO		D				D VP
Randy E. Dufour 110 James Drive West Saint Rose, LA 70087		VP D
Gerritt L. Ewing 20 Greenway Plaza Houston, TX 77046								VP
Haley R. Fisackerly 308 E. Pearl Street Jackson, MS 39201					D S VP
Turgay Gurun Equitable House 47 King William Street London EC4R 9JD, UK	VP
Joseph T. Henderson 10055 Grogan's Mill Road Parkwood II Building The Woodlands, TX 77380	SVP GTC
C. Randy Hutchinson 1340 Echelon Parkway Jackson, MS 39213				SVP D
Danny R. Keuter 1340 Echelon Parkway Jackson, MS 39213				VP

As of December 31, 2004	EEI	EOSI	EHI	ENI	EPDC	EPGC	EPEHC	EGTH
Thomas S. LaGuardia 148 New Milford Road East Bridgewater, CT 06752				VP
Nathan E. Langston 639 Loyola Avenue New Orleans, LA 70113		SVP CAO	SVP CAO			CAO		SVP CAO
Jonathan Long Equitable House, 47 King William Street London EC4R 9JD, UK	VP							VP
Stephen A. Lorio 639 Loyola Avenue New Orleans, LA 70113	VP
Steven C. McNeal 639 Loyola Avenue New Orleans, LA 70113	VP T	VP T	VP T	VP T	VP T	VP T	VP T	D VP T
Robert A. Malone 20 Greenway Plaza Houston, TX 77046	VP
Danny L. Pace 440 Hamilton Avenue White Plains, NY 10601				VP
Tom D. Reagan 639 Loyola Avenue New Orleans, LA 70113			P CEO
Walter R. Rhodes 639 Loyola Avenue New Orleans, LA 70113							D VP
Mark T. Savoff 639 Loyola Avenue New Orleans, LA 70113	D	P D
Carolyn C. Shanks 200 South Lamar Jackson, MS 39201					D P CEO
Robert D. Sloan 639 Loyola Avenue New Orleans, LA 70113	SVP S GC	EVP S GC	SVP S	SVP S				S
O. H. Storey, III 425 W. Capitol Avenue Little Rock, AR 72201						VP S	D VP
Gary J. Taylor 1340 Echelon Parkway Jackson, MS 39213				P D COB CEO

COB	=	Chairman of the Board	T	=	Treasurer
CEO	=	Chief Executive Officer	S	=	Secretary
COO	=	Chief Operating Officer	D	=	Director
P	=	President	CFO	=	Chief Financial Officer
SVP	=	Senior Vice President	GC	=	General Counsel
EVP	=	Executive Vice President	CDO	=	Chief Development Officer
VP	=	Vice President	GM	=	General Manager
			M	=	Manager

EGPOC	=	Entergy Global Power Operations Corporation
ETHC	=	Entergy Technology Holding Company
EIHL	=	Entergy International Holdings Ltd., LLC
EVHC	=	Entergy Ventures Holding Company Inc.
ENHC	=	Entergy Nuclear Holding Company
ENHC1	=	Entergy Nuclear Holding Company # 1.
ENHC2	=	Entergy Nuclear Holding Company # 2
ENFHI	=	Entergy Nuclear Finance Holding Inc.

As of December 31, 2004	EGPOC	ETHC	EIHL	EVHC	ENHC	ENHC1	ENHC2	ENFHI
Donald M. Black 20 Greenway Plaza Houston, TX 77046				D VP		D VP	D VP
Gareth Brett 20 Greenway Plaza Houston, TX 77046	D P				D VP
Douglas Castleberry 425 W. Capitol Little Rock, AR 72201		VP D		VP				VP D
Wanda Curry 20 Greenway Plaza Houston, TX 77046						D VP	D VP
Robert J. Cushman 20 Greenway Plaza Houston, TX 77046	VP				D
Leo Denault 639 Loyola Avenue New Orleans, LA 70113		D P CFO	P CFO
Gerritt L. Ewing 20 Greenway Plaza Houston, TX 77046				VP	VP
Dave C. Harlan 639 Loyola Avenue New Orleans, LA 70113				P CEO D			VP T D
Joseph T. Henderson 10055 Grogan's Mill Road Parkwood II Building The Woodlands, TX 77380	SVP GTC			SVP GTC	SVP GTC	SVP GTC	SVP GTC
Michael R. Kansler 440 Hamilton Avenue White Plains, NY 10601							P CEO
Nathan E. Langston 639 Loyola Avenue New Orleans, LA 70113			SVP CAO
Jonathan E. Long 20 Greenway Plaza Houston, TX 77046	VP		D
Stephen A. Lorio 639 Loyola Avenue New Orleans, LA 70113	VP
Steven C. McNeal 639 Loyola Avenue New Orleans, LA 70113	VP T	VP T	VP T	VP T	VP T			VP T
Robert A. Malone 20 Greenway Plaza Houston, TX 77046	VP

As of December 31, 2004	EGPOC	ETHC	EIHL	EVHC	ENHC	ENHC1	ENHC2	ENFHI
O. H. Storey, III 425 W. Capitol Little Rock, AR 72201		VP						VP S D
Robert D. Sloan 639 Loyola Avenue New Orleans, LA 70113	SVP S D	SVP S	SVP S		EVP S
Gary J. Taylor 1340 Echelon Parkway Jackson, MS 39213					P CEO D COB	P CEO D COB		P CEO D COB
Thomas G. Wagner 10055 Grogan's Mill Road, Suite 300 Houston, TX 77380						S

COB	=	Chairman of the Board	CAO	=	Chief Accounting Officer
CEO	=	Chief Executive Officer	CFO	=	Chief Financial Officer
P	=	President	GC	=	General Counsel
EVP	=	Executive Vice President	GTC	=	General Tax Council
SVP	=	Senior Vice President	S	=	Secretary
VP	=	Vice President	D	=	Director
T	=	Treasurer
CLO	=	Chief Legal Officer

ITEM 6. Part II - Financial Connections

As of December 31, 2004
Name of Officer or Director (1)	Name and Location of Financial Institution (2)	Position Held in Financial Institution (3)	Applicable Exemption Rule (4)

Robert v.d. Luft	Stonebridge Bank West Chester, PA	Director	70(b)
Carolyn C. Shanks	Trustmark National Bank Jackson, MS	Director	70(a)

Item 6. Part III (a) - Executive Compensation

Summary Compensation Table

The following table includes the Chief Executive Officers and the four other most highly compensated executive officers in office as of December 31, 2004, and up to two additional executive officers who would have been included in the table but retired or resigned during the year at Entergy Corporation, Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., Entergy New Orleans, Inc., System Energy Resources, Inc., Entergy Operations, Inc., Entergy Services, Inc., System Fuels, Inc., GSG&T, Inc., Prudential Oil and Gas LLC, Southern Gulf Railway Company, Varibus LLC, Entergy Enterprises, Inc., Entergy Global Power Operations Corporation, Entergy Global Trading Holdings, Ltd., Entergy Holdings LLC, Entergy International Holdings Ltd. LLC, Entergy Nuclear Finance Holding Inc., Entergy Nuclear Holding Company, Entergy Nuclear Holding Company #1, Entergy Nuclear Holding Company #2, Entergy Nuclear Inc., Entergy Operations Services Inc., Entergy Power Inc., Entergy Power Development Corporation, Entergy Power E&C Corporation, Entergy Procurement Exchange Holding Corporation, Entergy Resources Inc., Entergy Retail Holding Company, Entergy Technology Holding Company, and Entergy Ventures Holding Company Inc. (collectively, the "Named Executive Officers"). This determination was based on total annual base salary and bonuses from all Entergy sources earned during the year 2004. See Item 6. Part I, "Names, Addresses, and Positions Held," above for information on the principal positions of the Named Executive Officers in the table below.

As shown in Item 6. Part I, most Named Executive Officers are employed by several Entergy companies. Because it would be impracticable to allocate such officers' salaries among the various companies, the table below includes aggregate compensation paid by all Entergy companies.
					Long-Term Compensation
		Annual Compensation			Awards		Payouts
Name	Year	Salary	Bonus	(a) Other Annual Comp.	Restricted Stock Awards	Securities Underlying Options	(d) LTIP Payouts	(e) All Other Comp.

S. Gareth Brett	2004	$330,191	$90,000	$73,167	(b)	7,500 shares	$304,164	$-
	2003	319,341	269,289	19,318	(b)	11,000	134,959	29,762
	2002	305,410	189,797	17,986	(b)	19,000	-	-

Douglas Castleberry	2004	$175,175	$260,170	$-	(b)	3,000 shares	$-	$7,416
	2003	168,477	35,000	-	(b)	4,000	-	7,864
	2002	161,811	75,000	-	(b)	12,000	-	10,296

					Long-Term Compensation
		Annual Compensation			Awards		Payouts
Name	Year	Salary	Bonus	(a) Other Annual Comp.	Restricted Stock Awards	Securities Underlying Options	(d) LTIP Payouts	(e) All Other Comp.

E. Renae Conley	2004	$345,912	$272,220	$18,867	(b)	18,400 shares	$724,200	$30,537
	2003	334,453	200,000	31,087	(b)	33,092	460,088	15,413
	2002	321,500	320,000	88,946	(b)	40,000	331,114	15,211

Leo P. Denault	2004	$463,631	$490,000	$15,330	(b)	40,000 shares	$557,634	$29,518
	2003	286,824	217,402	4,551	(b)	30,600	190,170	13,308
	2002	275,834	210,000	15,750	(b)	20,500	153,202	13,041

Joseph F. Domino	2004	$274,242	$172,813	$28,787	(b)	18,189 shares	$304,164	$12,214
	2003	265,626	200,765	46,480	(b)	10,500	190,170	11,912
	2002	255,295	210,070	63,361	(b)	22,000	153,202	13,568

David C. Harlan	2004	$258,316	$250,000	$31,022	(b)	16,500 shares	$709,716	$11,611
	2003	248,769	215,110	35,982	(b)	19,000	361,936	10,945
	2002	238,846	218,880	57,808	(b)	22,200	217,448	15,926

Curtis L. Hebert, Jr.	2004	$365,783	$361,424	$30,089	(b)	35,000 shares	$1,231,140	$15,806
	2003	353,460	283,218	33,940	(b)	76,712	607,316	16,560
	2002	336,692	353,276	120,212	(b)	60,000	276,752	-

Donald C. Hintz (f)	2004	$348,847	$236,798	$204,941	(b)	20,000 shares	$2,136,390	$8,465,499
	2003	660,793	605,115	80,295	(b)	140,000	1,748,333	33,797
	2002	629,423	754,800	206,963	(b)	160,000	1,408,470	34,318

Michael R. Kansler	2004	$403,653	$360,000	$76,138	(b)	28,500 shares	$724,200	$17,019
	2003	369,748	287,601	61,915	(b)	22,900	460,088	25,670
	2002	342,788	353,724	59,336	(b)	34,600	360,766	15,963

James F. Kenney (f)	2004	$88,195	$41,671	$35,383	(b)	2,000 shares	$224,502	$1,144,349
	2003	229,307	138,422	30,967	(b)	19,789	190,170	10,751
	2002	226,776	135,105	28,378	(b)	15,000	153,202	12,029

J. Wayne Leonard	2004	$1,088,769	$1,540,000	$46,344	(b)	220,000 shares	$4,634,880	$48,199
	2003	1,038,461	1,197,800	26,152	(b)	195,000	2,944,560	73,639
	2002	962,500	1,450,400	5,257	(b)	330,600	2,372,160	20,517

Hugh T. McDonald	2004	$288,847	$197,400	$25,927	(b)	10,000 shares	$304,164	$12,596
	2003	264,201	195,000	32,276	(b)	21,199	190,170	12,134
	2002	247,373	185,000	56,295	(b)	22,000	182,854	14,867

Steven C. McNeal	2004	$220,320	$200,000	$13,025	(b)	12,000 shares	$304,164	$9,177
	2003	210,166	95,823	23,571	(b)	8,000	190,170	9,280
	2002	200,700	135,000	8,438	(b)	20,500	103,782	11,603

Daniel F. Packer	2004	$260,748	$164,375	$27,090	(b)	10,000 shares	$304,164	$11,122
	2003	253,628	190,000	58,519	(b)	8,000	190,170	3,204
	2002	244,776	95,000	17,705	(b)	20,000	153,202	13,469

Tom D. Reagan	2004	$229,046	$150,000	$13,212	(b)	7,500 shares	$289,680	$9,817
	2003	224,798	92,000	17,918	(b)	8,000	122,690	10,181
	2002	219,010	135,000	1,644	(b)	20,000	-	16,536

Mark T. Savoff	2004	$500,001	$490,000	$24,607	(b)	31,800 shares	$405,552	$21,293
	2003	19,231	-	51,485	(b)	-	-	865

Carolyn C. Shanks	2004	$283,885	$213,900	$14,297	(b)	10,000 shares	$304,164	$11,800
	2003	263,758	195,000	92,825	$152,160 (b)(c)	14,000	190,170	12,132
	2002	252,478	200,000	77,460	(b)	20,000	153,202	14,138

					Long-Term Compensation
		Annual Compensation			Awards		Payouts
Name	Year	Salary	Bonus	(a) Other Annual Comp.	Restricted Stock Awards	Securities Underlying Options	(d) LTIP Payouts	(e) All Other Comp.

Robert D. Sloan	2004	$429,052	$423,948	$34,126	(b)	25,000 shares	$564,876	$18,362
	2003	288,184	252,289	110,427	$95,300 (b)(c)	12,100	-	10,913

Richard J. Smith	2004	$494,806	$490,000	$11,840	(b)	63,600 shares	$1,231,140	$56,186
	2003	473,019	380,867	64,371	(b)	72,777	674,795	23,128
	2002	443,269	466,200	28,862	(b)	95,000	454,664	20,699

Gary J. Taylor	2004	$414,356	$411,600	$29,170	(b)	40,000 shares	$1,013,880	$9,987
	2003	394,615	316,400	78,575	(b)	26,900	539,836	7,240
	2002	342,788	277,925	48,892	(b)	34,600	336,056	16,156

C. John Wilder (f)	2004	$106,174	$ -	$5,358	(b)	- shares	$ -	$5,171
	2003	568,731	461,153	153,373	(b)	80,000	779,082	51,614
	2002	521,923	549,080	156,683	(b)	131,366	627,634	24,459

(a)	2004 Other Annual Compensation includes the following:
(1)

Payments for personal financial counseling as follows: Ms. Conley $10,000; Mr. Denault $7,615; Mr. Domino $7,725; Mr. Harlan $9,623; Mr. Hebert $10,648; Mr. Hintz $10,643; Mr. Kansler $1,380; Mr. Kenney $8,183; Mr. Leonard $15,000; Mr. McDonald $4,500; Mr. McNeal $7,871; Mr. Packer $7,871; Mr. Reagan $7,871; Ms. Shanks $3,500; Mr. Sloan $10,784; Mr. Smith $7,800; Mr. Taylor $9,762; and Mr. Wilder $1,856.

(2)

Payments for annual physical exams as follows: Ms. Conley $2,319; Mr. Denault $2,729; Mr. Domino $2,729; Mr. Harlan $145; Mr. Hebert $4,047; Mr. Hintz $1,404; Mr. Kansler $3,821; Mr. Leonard $7,389; Mr. Packer $4,161; Mr. Savoff $3,681; Mr. Sloan $13,959; Mr. Smith $1,594; and Mr. Taylor $2,246.

(3)

Personal use of company aircraft as follows: Mr. Domino $1,210; Mr. Hebert $2,425; Mr. Hintz $2,442; Mr. Leonard $8,473; Mr. McDonald $1,176; Mr. Packer $855; Ms. Shanks $1,694; Mr. Sloan $1,077; Mr. Smith $924; Mr. Taylor $6,203; and Mr. Wilder $1,178.

(4)

Payments for club dues as follows: Mr. Domino $5,056; Mr. Hebert $2,664; Mr. Hintz $2,165; Mr. Leonard $68; Mr. McDonald $9,621; Mr. Packer $5,130; Mr. Reagan $364; Ms. Shanks $4,708; Mr. Taylor $938; and Mr. Wilder $204.

(5)	Relocation payments to Mr. Harlan for $16,197 and Mr. Savoff for $20,926.
(6)	Travel expenses related to volunteer service to Mr. Domino for $3,727.
(7)	Home security monitoring to Ms. Shanks for $180.
(8)

Tax gross up payments as follows: Ms. Conley $6,548; Mr. Denault $4,986; Mr. Domino $8,140; Mr. Harlan $5,057; Mr. Hebert $10,305; Mr. Hintz $188,287; Mr. Kansler $990; Mr. Kenney $27,200; Mr. Leonard $15,414; Mr. McDonald $10,630; Mr. McNeal $5,154; Mr. Packer $9,073; Mr. Reagan $4,977; Ms. Shanks $4,215; Mr. Sloan $8,306; Mr. Smith $1,522; Mr. Taylor $10,021; and Mr. Wilder $2,120.

(9)	Cost of living adjustments to Mr. Brett for $50,004 and Mr. Kansler for $69,947.
(10)	Auto allowance to Mr. Brett for $23,163.
(b)

Performance unit (equivalent to shares of Entergy common stock) awards in 2004 are reported under the "Long-Term Incentive Plan Awards" table, and reference is made to this table for information on the aggregate number of performance units awarded during 2004 and the vesting schedule for such units. At December 31, 2004, the number and value of the aggregate performance unit holdings were as follows: Mr. Brett 10,000 units, $675,900; Mr. Castleberry 0 units; Ms. Conley 19,600 units, $1,324,764; Mr. Denault 33,400 units, $2,257,506; Mr. Domino 10,000 units, $675,900; Mr. Harlan 19,600 units, $1,324,764; Mr. Hebert 41,500 units, $2,804,985; Mr. Hintz 25,500 units, $1,723,545; Mr. Kansler 19,600 units, $1,324,764; Mr. Kenney 2,800 units, $189,252; Mr. Leonard 165,600 units, $11,192,904; Mr. McDonald 10,000 units, $675,900; Mr. McNeal 10,000 units, $675,900; Mr. Packer 10,000 units, $675,900; Mr. Reagan 10,000 units, $675,900; Mr. Savoff 33,100 units, $2,237,229; Ms. Shanks 13,000 units, $878,670; Mr. Sloan 28,134 units, $1,901,577; Mr. Smith 41,500 units, $2,804,985; Mr. Taylor 40,300 units, $2,723,877; and Mr. Wilder 0 units. Accumulated dividends are paid on performance units when vested. The value of performance unit holdings as of December 31, 2004 is determined by multiplying the total number of units held by the closing market price of Entergy common stock on the New York Stock Exchange Composite Transactions on December 31, 2004 ($67.59 per share). The value of units for which restrictions were lifted in 2004, 2003 and 2002, and the applicable portion of accumulated cash dividends, are reported in the LTIP payouts column in the above table.

(c)

In addition to the performance units granted under the Equity Ownership Plan, Ms. Shanks was granted 3,000 restricted units in 2003. Restrictions will be lifted on 1,200 units in 2006 and the remaining 1,800 units in 2011, based on continued service with Entergy. In April 2003, Mr. Sloan was granted 2,000 restricted units. 1/3 of the restricted units vest on each of April 15, 2004, April 15, 2005, and April 15, 2006, based on continued service with Entergy. Accumulated dividends will not be paid on Ms. Shanks' or Mr. Sloan's restricted units when vested. The value Ms. Shanks and Mr. Sloan may realize is dependent upon both the number of units that vest and the future market price of Entergy common stock.

(d)	Amounts include the value of performance units that vested in 2004, 2003 and 2002 (see note (b) above) under Entergy's Equity Ownership Plan.
(e)	All Other Compensation includes the following:
(1)

2004 benefit accruals under the Defined Contribution Restoration Plan as follows: Ms. Conley $21,930; Mr. Denault $20,808; Mr. Domino $3,511; Mr. Harlan $8,881; Mr. Hebert $7,072; Mr. Hintz $3,535; Mr. Kansler $8,880; Mr. Kenney $697; Mr. Leonard $39,222; Mr. McDonald $3,898; Mr. McNeal $2,619; Mr. Packer $2,865; Mr. Reagan $1,129; Mr. Savoff $12,510; Ms. Shanks $3,098; Mr. Sloan $9,607; Mr. Smith $47,409; Mr. Taylor $5,091; and Mr. Wilder $956.

(2)

2004 employer contributions to the System Savings Plan as follows: Mr. Castleberry $7,416; Ms. Conley $8,607; Mr. Denault $8,710; Mr. Domino $8,703; Mr. Harlan $2,730; Mr. Hebert $8,734; Mr. Hintz $7,994; Mr. Kansler $8,139; Mr. Kenney $2,004; Mr. Leonard $8,977; Mr. McDonald $8,698; Mr. McNeal $6,558; Mr. Packer $8,257; Mr. Reagan $8,688; Mr. Savoff $8,783; Ms. Shanks $8,702; Mr. Sloan $8,755; Mr. Smith $8,777; Mr. Taylor $4,896; and Mr. Wilder $4,215.

(3)

2004 lump sum awards made under the System Executive Retirement Plan to Mr. Hintz and Mr. Kenney in the amounts of $8,453,970 and $1,141,648, respectively. For a description of the System Executive Retirement Plan, see the discussion under "Executive Retirement and Benefit Plans - System Executive Retirement Plan."

(f)	Mr. Hintz and Mr. Kenney retired in April 2004. Mr. Wilder resigned in February 2004.
(g)	Mr. Brett's 2003 and 2002 compensation was converted from British Pounds to U.S. Dollars using the exchange rate published for the first day of each month.

Option Grants in 2004

The following table summarizes option grants during 2004 to the Named Executive Officers. The absence, in the table below, of any Named Executive Officer indicates that no options were granted to such officer.

					Potential Realizable
	Individual Grants				Value
	Number of	% of Total			at Assumed Annual
	Securities	Options			Rates of Stock
	Underlying	Granted to	Exercise		Price Appreciation
	Options	Employees	Price (per	Expiration	for Option Term(b)
Name	Granted (a)	in 2004	share) (a)	Date	5%	10%

S. Gareth Brett	7,500	0.4%	$58.60	3/02/14	$276,399	$700,450
Douglas Castleberry	3,000	0.2%	58.60	3/02/14	110,560	280,180
E. Renae Conley	18,400	1.0%	58.60	3/02/14	678,099	1,718,437
Leo P. Denault	40,000	2.1%	58.60	3/02/14	1,474,129	3,735,732
Joseph F. Domino	10,000	0.5%	58.60	3/02/14	368,532	933,933
	4,610 (c)	0.2%	59.02	1/28/09	73,874	162,917
	1,601 (c)	0.1%	65.22	1/28/09	24,022	52,055
	1,308 (c)	0.1%	65.26	1/28/09	19,637	42,554
	670 (c)	0.1%	65.25	1/25/11	15,546	35,490
David C. Harlan	16,500	0.9%	58.60	3/02/14	608,078	1,540,990
Curtis L. Hebert, Jr.	35,000	1.8%	58.60	3/02/14	1,289,863	3,268,766
Donald C. Hintz	20,000	1.1%	58.60	3/02/14	737,065	1,867,866
Michael R. Kansler	28,500	1.5%	58.60	3/02/14	1,050,317	2,661,709
James F. Kenney	2,000	0.1%	58.60	3/02/14	73,706	186,787
J. Wayne Leonard	220,000	11.6%	58.60	3/02/14	8,107,710	20,546,528
Hugh T. McDonald	10,000	0.5%	58.60	3/02/14	368,532	933,933
Steven C. McNeal	12,000	0.6%	58.60	3/02/14	442,239	1,120,720
Daniel F. Packer	10,000	0.5%	58.60	3/02/14	368,532	933,933
Tom D. Reagan	7,500	0.4%	58.60	3/02/14	276,399	700,450
Mark T. Savoff	31,800	1.7%	58.60	3/02/14	1,171,933	2,969,907
Carolyn C. Shanks	10,000	0.5%	58.60	3/02/14	368,532	933,933
Robert D. Sloan	25,000	1.3%	58.60	3/02/14	921,331	2,334,833
Richard J. Smith	63,600	3.4%	58.60	3/02/14	2,343,865	5,939,814
Gary J. Taylor	40,000	2.1%	58.60	3/02/14	1,474,129	3,735,732

(a)

Options were granted on March 2, 2004, pursuant to the Equity Ownership Plan. All options granted on this date have an exercise price equal to the closing price of Entergy common stock on the New York Stock Exchange Composite Transactions on March 2, 2004. These options will vest in equal increments, annually, over a three-year period beginning in 2005, based on continued service with Entergy.

(b)

Calculation based on the market price of the underlying securities assuming the market price increases over the option period and assuming annual compounding. The column presents estimates of potential values based on simple mathematical assumptions. The actual value, if any, a Named Executive Officer may realize is dependent upon the market price on the date of option exercise.

(c)

During 2004, Mr. Domino converted presently exercisable stock options into Entergy stock and reload stock options. He accomplished this by exercising stock options, paying the exercise price and all applicable taxes for these shares by surrendering shares of Entergy stock. Additional options, as indicated above, were granted pursuant to the reload feature of this "stock for stock" exercise method. Under the reload mechanism, eligible participants are granted an additional number of options equal to the number of shares surrendered to pay the exercise price. The reloaded stock options vest immediately and have an exercise price equal to the price of Entergy common stock on the New York Stock Exchange Composite Transactions on the date of exercise of the original options. The reloaded options retain the original grant's expiration date. The reload feature was removed from the Equity Ownership Plan as approved by the Stockholders in May 2003. Reloads are no longer available for options granted after February 13, 2003.

Aggregated Option Exercises in 2004 and December 31, 2004 Option Values

The following table summarizes the number and value of options exercised during 2004, as well as the number and value of all unexercised options held by the Named Executive Officers. The absence, in the table below, of any Named Executive Officer indicates that no options are held by such officer.

			Number of
			Securities Underlying		Value of Unexercised
			Unexercised Options		In-the-Money Options
	Shares Acquired	Value	as of December 31, 2004		as of December 31, 2004 (b)
Name	on Exercise	Realized (a)	Exercisable	Unexercisable	Exercisable	Unexercisable

S. Gareth Brett	16,333	$378,563	3,666	21,168	$84,831	$401,184
Douglas Castleberry	5,333	93,945	-	9,667	-	192,284
E. Renae Conley	-	-	85,858	47,734	2,376,930	881,007
Leo P. Denault	-	-	42,322	53,368	896,883	687,797
Joseph F. Domino	14,667	464,974	39,975	24,334	925,393	441,831
David C. Harlan	7,400	120,709	11,767	36,567	312,772	633,109
Curtis L. Hebert, Jr.	-	-	105,712	85,000	2,553,005	1,526,850
Donald C. Hintz	147,588	4,552,699	630,000	-	17,776,875	-
Michael R. Kansler	30,867	658,874	7,633	55,301	176,628	908,224
James F. Kenney	45,861	883,708	-	-	-	-
J. Wayne Leonard	-	-	1,201,600	460,200	41,668,356	7,840,180
Hugh T. McDonald	-	-	42,665	25,334	1,128,347	464,971
Steven C. McNeal	12,367	227,185	9,499	24,168	238,666	408,309
Daniel F. Packer	-	-	30,799	22,001	859,748	386,004
Tom D. Reagan	6,900	155,060	13,999	19,501	355,216	363,529
Mark T. Savoff	-	-	-	31,800	-	285,882
Carolyn C. Shanks	21,467	572,052	17,999	26,001	453,296	478,564
Robert D. Sloan	-	-	4,033	33,067	80,418	385,606
Richard J. Smith	-	-	150,537	120,268	3,720,385	1,947,463
Gary J. Taylor	13,333	293,326	58,699	69,468	1,620,626	1,073,323
C. John Wilder	222,430	3,649,306	-	-	-	-

(a)	Based on the difference between the closing price of Entergy's common stock on the New York Stock Exchange Composite Transactions on the exercise date and the option exercise price.
(b)	Based on the difference between the closing price of Entergy's common stock on the New York Stock Exchange Composite Transactions on December 31, 2004, and the option exercise price.

Long-Term Incentive Plan Awards in 2004

The following Table summarizes the awards of performance units (equivalent to shares of Entergy common stock) granted under the Equity Ownership Plan in 2004 to the Named Executive Officers. The absence, in the table below, of any Named Executive Officer indicates that no performance units were granted to such officer.

			Estimated Future Payouts Under Non-Stock Price-Based Plans (# of units) (a) (b)
Name	Number of Units	Performance Period Until Maturation or Payout	Threshold	Target	Maximum

S. Gareth Brett	4,000	1/1/04-12/31/06	200	1,600	4,000
E. Renae Conley	8,000	1/1/04-12/31/06	400	3,200	8,000
Leo P. Denault	15,800	1/1/04-12/31/06	700	6,322	15,800
Joseph F. Domino	4,000	1/1/04-12/31/06	200	1,600	4,000
David C. Harlan	8,000	1/1/04-12/31/06	400	3,200	8,000
Curtis L. Hebert, Jr.	16,500	1/1/04-12/31/06	700	6,600	16,500
Donald C. Hintz	3,600	1/1/04-12/31/06	200	1,456	3,600
Michael R. Kansler	8,000	1/1/04-12/31/06	400	3,200	8,000
James F. Kenney	300	1/1/04-12/31/06	100	133	300
J. Wayne Leonard	85,200	1/1/04-12/31/06	3,500	34,100	85,200
Hugh T. McDonald	4,000	1/1/04-12/31/06	200	1,600	4,000
Steven C. McNeal	4,000	1/1/04-12/31/06	200	1,600	4,000
Daniel F. Packer	4,000	1/1/04-12/31/06	200	1,600	4,000
Tom D. Reagan	4,000	1/1/04-12/31/06	200	1,600	4,000
Mark T. Savoff	16,500	1/1/04-12/31/06	700	6,600	16,500
Carolyn C. Shanks	4,000	1/1/04-12/31/06	200	1,600	4,000
Robert D. Sloan	16,500	1/1/04-12/31/06	700	6,600	16,500
Richard J. Smith	16,500	1/1/04-12/31/06	700	6,600	16,500
Gary J. Taylor	16,500	1/1/04-12/31/06	700	6,600	16,500

(a)

Performance units awarded will vest at the end of a three-year period, subject to the attainment of approved performance goals for Entergy. Restrictions are lifted based upon the achievement of the cumulative result of these goals for the performance period. The value any Named Executive Officer may realize is dependent upon the number of units that vest, the future market price of Entergy common stock, and the dividends paid during the performance period.

(b)

The threshold, target, and maximum levels correspond to the achievement of 10%, 100%, and 250%, respectively, of Equity Ownership Plan goals. Achievement of a threshold, target, or maximum level would result in the award of the number of units indicated in the respective column. Achievement of a level between these three specified levels would result in the award of a number of units calculated by means of interpolation.

Executive Retirement and Benefit Plans

The Named Executive Officers are eligible to participate in three types of non-qualified retirement benefit plans. The first type of plan is one that provides retirement income, and includes the qualified retirement plan combined with the Pension Equalization Plan, the Supplemental Retirement Plan, and the System Executive Retirement Plan. In these plans, an executive is typically enrolled in one or more plans but only paid the amount due under the plan that provides the highest benefit, except that participants in the Supplemental Retirement Plan are also eligible for benefits under the Pension Equalization Plan. The second type of plan provides for payments in the event of a change in control, and includes the System Executive Continuity Plans. Finally, the Executive Deferred Compensation Plan and the Equity Ownership Plan allow for deferral of earned income.

Qualified Retirement Plan Combined with Pension Equalization Plan. Entergy Corporation has a tax-qualified defined benefit plan, which, combined with a non-qualified Pension Equalization Plan (PEP), provides for a retirement benefit calculated by multiplying the number of years of employment by 1.5%, which is then multiplied by the final average pay as defined in the plans, and currently includes base salary plus annual bonus. The normal form of benefit for a single executive employee is a lifetime annuity and for a married executive employee is a reduced benefit with a 50% surviving spouse annuity. Retirement benefits are not subject to any deduction for social security.

The maximum benefit under the qualified pension plan is limited by Sections 401 and 415 of the Internal Revenue Code of 1986, as amended; however, Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and System Energy have elected to participate in the PEP sponsored by Entergy Corporation. Under the PEP, certain executives, including the Named Executive Officers, would receive an additional amount to compensate for the benefit that would have been payable under the qualified pension plan, except for the Internal Revenue Code Sections 401 and 415 limitations discussed above. The PEP also includes as earnings for purposes of calculating PEP benefits a Named Executive Officer's Executive Annual Incentive Plan bonus and any base salary or bonus the Named Executive Officer elects to defer.

As of December 31, 2004, the credited actual years of service under the combined plans were for Mr. Brett (3), Mr. Castleberry (21), Ms. Conley (5), Mr. Denault (5), Mr. Domino (34), Mr. Harlan (32), Mr. Hebert (3), Mr. Kansler (6), Mr. Leonard (6), Mr. McDonald (22), Mr. McNeal (22), Mr. Packer (22), Mr. Reagan (27), Mr. Savoff (1), Ms. Shanks (21), Mr. Sloan (1), Mr. Smith (5), and Mr. Taylor (4). Because they entered into PEP agreements granting additional years of service, the total credited years of service under the PEP were for Ms. Conley (22), Mr. Hebert (16), Mr. Kansler (25), Mr. Sloan (11), Mr. Smith (28), and Mr. Taylor (23). Mr. Hintz and Mr. Kenney retired during 2004 with 32 and 26 years of service, respectively.

The following table shows the annual retirement benefits that would be paid at normal retirement (age 65 or later) and includes covered compensation for the executive officers included in the salary column of the Summary Compensation Table above.

Retirement Income Plan Table

Annual
Covered	Years of Service
Compensation	15	20	25	30	35
$200,000	$45,000	$60,000	$75,000	$90,000	$105,000
300,000	67,500	90,000	112,500	135,000	157,500
400,000	90,000	120,000	150,000	180,000	210,000
500,000	112,500	150,000	187,500	225,000	262,500
750,000	168,750	225,000	281,250	337,500	393,750
1,000,000	225,000	300,000	375,000	450,000	525,000
1,250,000	281,250	375,000	468,750	562,500	656,250
1,500,000	337,500	450,000	562,500	675,000	787,500

Supplemental Retirement Plan (SRP). Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and System Energy participate in the Supplemental Retirement Plan of Entergy Corporation and Subsidiaries. Executives may participate in the SRP, which is an unfunded defined benefit plan, at the invitation of Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and System Energy. Mr. Harlan and Mr. Packer are the only named executive officers who are currently participants in the plan. The SRP provides that, under certain circumstances, a participant may receive a monthly retirement benefit payment for 120 months. The amount of monthly payment shall not exceed 2.5% of the participant's average basic annual pay (as defined in the SRP).

System Executive Retirement Plan (SERP). This executive plan is an unfunded defined benefit plan for participating executives, including all of the executive officers named in the Summary Compensation Table (except for Mr. Leonard, who receives non-qualified supplemental retirement benefits under the terms of his retention contract, which are described below, and Mr. Brett and Mr. Castleberry). Executive officers can choose, at retirement, between the retirement benefits paid under the SERP or those payable under the non-qualified supplemental retirement plans discussed above, and in which they participate. SERP benefits are calculated by multiplying the covered pay times the maximum pay replacement ratios of 55%, 60% or 65% (dependent on job rating at retirement) that are attained at 30 years of credited service. The current maximum pay replacement ratio at 20 years of credited service for Ms. Conley, Mr. Denault, Mr. Harlan, Mr. Hebert, Mr. Kansler, Mr. Savoff, Mr. Sloan, Mr. Smith and Mr. Taylor is 50%. The current maximum pay replacement ratio at 20 years of credited service for Mr. Domino, Mr. McDonald, Mr. McNeal, Mr. Packer, Mr. Reagan, and Ms. Shanks is 45%. The ratios are reduced for each year of employment below 30 years. The normal form of benefit for a single employee is a lifetime annuity, and for a married employee is a reduced benefit with a 50% surviving spouse annuity. These retirement payments may be offset by any and all defined benefit plan payments from the Company and from prior employers. These payments are not subject to social security offsets.

Receipt of benefits under any of the supplemental retirement plans described above is contingent upon several factors. The participant must agree, without the specific consent of the Entergy company for which such participant was last employed, not to take employment after retirement with any entity that is in competition with, or similar in nature to, Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and System Energy or any affiliate thereof. Eligibility for benefits is forfeitable for various reasons, including violation of an agreement with Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and System Energy, or for resignation or termination of employment for any reason before or after normal retirement age and without the employer's permission.

The credited years of service for the Named Executive Officers under the SERP are as follows: Ms. Conley (5), Mr. Denault (5), Mr. Domino (34), Mr. Harlan (32), Mr. Hebert (3), Mr. Kansler (16), Mr. McDonald (22), Mr. McNeal (22), Mr. Packer (22), Mr. Reagan (27), Mr. Savoff (1), Ms. Shanks (21), Mr. Sloan (6), Mr. Smith (5), and Mr. Taylor (14). Mr. Hintz and Mr. Kenney retired in 2004 with 32 and 13 credited years of service under the SERP, respectively.

Upon retirement, and subject to existing deferral elections and the provisions of Internal Revenue Code Section 409A, executives are able to receive the value of their SERP, SRP, or PEP benefit paid either as a lump sum or a series of annual payments. The following table shows the annual retirement benefits that would be paid at normal retirement (age 65 or later) under the SERP.

System Executive Retirement Plan Table (1)

Annual
Covered	Years of Service
Compensation	10	15	20	25	30+
$250,000	$75,000	$112,500	$125,000	$137,500	$150,000
500,000	150,000	225,000	250,000	275,000	300,000
750,000	225,000	337,500	375,000	412,500	450,000
1,000,000	300,000	450,000	500,000	550,000	600,000
1,500,000	450,000	675,000	750,000	825,000	900,000
2,000,000	600,000	900,000	1,000,000	1,100,000	1,200,000
2,500,000	750,000	1,125,000	1,250,000	1,375,000	1,500,000
3,000,000	900,000	1,350,000	1,500,000	1,650,000	1,800,000

(1)

Covered pay includes the average of the highest three years of annual base pay and incentive awards earned by the executive during the ten years immediately preceding his retirement. Benefits shown are based on a target replacement ratio of 50% based on the years of service and covered compensation shown. The benefits for 10, 15, and 20 or more years of service at the 45% and 55% replacement levels would decrease (in the case of 45%) or increase (in the case of 55%) by the following percentages: 3.0%, 4.5%, and 5.0%, respectively.

System Executive Continuity Plans. All Named Executive Officers (except for Mr. Brett and Mr. Castleberry) participate in one of Entergy's two System Executive Continuity Plans. However, if Mr. Leonard receives benefits under the change in control protections of his retention contract, which is described below, he will not also receive benefits under the Continuity Plans. Each plan provides severance pay and benefits under specified circumstances following a change in control. In the event a participant's employment is involuntarily terminated without cause or if a participant terminates for good reason during the change in control period, the named executive officers will be entitled to:

  a cash severance payment equal to one to three times base salary and target bonus payable in a single sum distribution. The precise level of payment is determined by the participant's management level. The cash severance payment under the Continuity Plans is limited to 2.99 times base salary and applicable annual incentive bonus, except for participants (other than Mr. Leonard and Mr. Denault) who were entitled to receive a three times severance payment prior to March of 2004;
  continued medical and dental insurance coverage for one to three years, but subject to offset for any similar coverage provided by the participant's new employer;
  immediate vesting of performance awards, based upon an assumed achievement of applicable performance targets; and
  payment of a "gross-up" payment to compensate for any excise taxes the participant might incur.

Participants in the Continuity Plans are subject to post-employment restrictive covenants, including noncompetition provisions that run for two years for Named Executive Officers but extend to three years if permissible under applicable law.

Deferred Compensation Plans. Executives are eligible to defer earned income through participation in Entergy's Executive Deferred Compensation Plan ("EDCP") or by purchasing phantom units of Entergy stock at fair market value under the Equity Ownership Plan ("EOP"). Executives may under the EDCP defer receipt of base salary, amounts due under the executive plans described above, annual bonuses, performance units, and approved incentive compensation such as restricted units and signing bonuses. The investment options available to executives under the EDCP are similar to those currently available under the Savings Plan of Entergy Corporation and Subsidiaries, except that executives may not invest in Entergy stock under the EDCP. Executives may under the EOP defer receipt of annual bonuses, performance units, restricted units, and pre-2003 option gains.

Compensation of Directors

Directors who are Entergy officers do not receive any fixed fee for service as a director. Non-employee directors are compensated through a combination of cash payments such as attendance fees and a stipend for serving as committee chairmen, equity-based compensation, benefits and reimbursements. Entergy's Chairman of the Board also receives compensation for service in this capacity.

CASH COMPENSATION

Attendance Fees Each non-employee director receives a fee of $1,500 for attendance at Board meetings, $1,000 for attendance at committee meetings scheduled in conjunction with Board meetings and $2,000 for attendance at committee meetings not scheduled in conjunction with a Board meeting. If a director attends a meeting of a committee on which that director does not serve as a member, he or she receives one-half of the fee of an attending member. Directors also receive $1,000 for participation in any inspection trip or conference not held in conjunction with a Board or committee meeting. Directors receive only one-half the fees set forth above for telephone attendance at Board or committee meetings.

Chairmanships The committee chairpersons of the Audit Committee and Nuclear Committee are paid an additional $10,000 annually, and the committee chairpersons of the Executive Committee, Personnel Committee, Corporate Governance Committee and Finance Committee are paid an additional $5,000 annually.

Quarterly Payments Each calendar quarter, Entergy makes a cash payment to all non-employee directors equaling the value of 75 shares.

Deferral of Cash Compensation Any director may elect to defer payment of some or all of the cash compensation that would otherwise become due to him or her in a given calendar year. This election must be made in the calendar year preceding the year in which the director is to receive payments. Payment of deferred amounts is made in one or more annual installments as selected in the discretion of the director. All deferrals are subject to applicable deferral elections. Post-2004 deferrals of cash compensation are subject to the requirements of Internal Revenue Code Section 409A.

EQUITY-BASED COMPENSATION

All non-employee directors receive two types of equity based compensation, restricted stock grants and phantom unit grants. To the extent directors wish to defer receipt of all or a portion of such compensation, the deferral will be subject to applicable deferral elections. All post-2004 deferral elections and all deferral elections as applied to compensation earned or vested after December 31, 2004, may be subject to the provisions of Internal Revenue Code Section 409A.

Restricted Stock Non-employee directors receive on a quarterly basis 150 shares of Common Stock. Directors may defer receipt of these shares, in which case the director will accrue dividend equivalents until the shares are actually received.

Phantom Units Under the Service Recognition Program for Outside Directors, non-employee directors are credited with 800 "phantom" shares of Common Stock for each year of service on the Board. After five years of service on the Board, the director becomes entitled to receive the value of these "phantom" shares at the conclusion of that director's service. During a director's term of Board service, the phantom shares are credited to a specific account for each director that is maintained solely for accounting purposes. After separation from Board service, these directors receive an amount in cash equal to the value of their accumulated "phantom" shares. Payments are made in five annual payments that commence upon separation from the Board, unless the separating director irrevocably elects in advance to defer commencement of the payments for a period of up to fifteen years. Each "phantom" share is assigned a value on its payment date equal to the value of a share of Common Stock on that date. Dividends are earned on each "phantom" share from the date of original crediting. Phantom shares become due in the event a director is terminated from the Board without cause upon a change in control, as those terms are defined in the relevant plan. In this case, directors may demand immediate payment of benefits.

BENEFITS

The non-employee Directors have the opportunity to receive annually an executive physical examination either from their local physician or at the Mayo Clinic's Jacksonville, Florida location. The Corporation will pay the cost of the physical examination, and, if at Mayo, travel and living expenses. Non-employee Directors are reimbursed for all normal travel and expenses associated with attending Board and committee meetings as well as inspection trips and conferences associated with their Board duties and spousal travel to certain Board functions, including a "gross up" payment to cover taxes incurred on reimbursement of spousal travel. The Company purchases several types of insurance for the benefit of its non-employee directors, including director and officer liability insurance, life insurance, accidental death and dismemberment insurance, personal accident insurance, and additional coverage if the accident occurs in an aircraft owned by the Company. Outside directors are also eligible to purchase, on an after-tax basis, medical coverage comparable to that provided under the Company's Medical Plan.

COMPENSATION FOR CHAIRMAN OF BOARD

In 2004, Mr. Luft was paid $200,000 plus 20,000 stock options (granted at market price) to serve as Chairman of the Board. In addition, the Company provides, at its expense, financial counseling services for Mr. Luft on the same terms and conditions that it provides those services to executive officers of the Company. Finally, as a non-employee director, Mr. Luft receives the compensation and benefits described above.

ARRANGEMENTS WITH DIRECTORS

Mr. Hintz's Consulting Agreement In 2004, the Company entered into a Consulting Agreement with Hintz & Associates, a Mississippi limited liability company, to provide the services of its employee, Donald C. Hintz. Mr. Hintz is a director of the Company and served as its President prior to his retirement in 2004. The agreement provides that Entergy may request certain services from Mr. Hintz in return for payment of a pre-determined hourly fee of $312.50 per hour, not to exceed a daily rate of $2,500, plus reimbursement of expenses. Services that Entergy may request pursuant to the agreement are (i) the inspection of nuclear facilities, (ii) advice regarding efficient and effective nuclear operations, (iii) analytical, strategic or developmental work and acquisition consulting services, and (iv) such other work as the Chief Executive Officer of Entergy Corporation may request. In 2004, Entergy paid Mr. Hintz $17,991.44 pursuant to this agreement.

Mr. Hintz's Retirement from Entergy Mr. Hintz retired as President of Entergy Corporation in April of 2004. Amounts paid to Mr. Hintz in connection with his retirement and his service as an executive officer of Entergy are described in the Executive Compensation tables and accompanying text beginning on page 25.

Transactions with Mr. Smith's Business During 2004, T. Baker Smith & Son, Inc. performed land-surveying services for, and received payments of approximately $735,856 from, Entergy companies. Mr. Wm. Clifford Smith, a director of Entergy Corporation, is Chairman of the Board of T. Baker Smith & Son, Inc. Mr. Smith's children own 100% of the voting stock of T. Baker Smith & Son, Inc.

Retirement for Dr. Murrill and Mr. Steinhagen Before Entergy Gulf States, Inc. became a subsidiary of Entergy, it established a deferred compensation plan for its officers and non-employee directors. A director could defer a maximum of 100% of his salary, and an officer could defer up to a maximum of 50% of his salary. Both Dr. Murrill, as an officer, and Mr. Steinhagen, as a director, deferred their salaries. The directors' right to receive this deferred compensation is an unsecured obligation of the Corporation, which accrues simple interest compounded annually at the rate set by Entergy Gulf States, Inc. in 1985. In addition to payments received prior to 1997, on January 1, 2000, Dr. Murrill began to receive his deferred compensation plus interest in equal installments annually for 15 years. Beginning on the January 1 after Mr. Steinhagen turns 70, he will receive his deferred compensation plus interest in equal installments annually for 10 years. Both Dr. Murrill and Mr. Steinhagen are retiring from service on Entergy's Board at the 2005 annual meeting.

Retired non-employee directors of Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans with a minimum of five years of service on the respective Boards of Directors are paid $200 a month for a term of years corresponding to the number of years of active service as directors. Retired non-employee directors with over ten years of service receive a lifetime benefit of $200 a month. Years of service as an advisory director are included in calculating this benefit. System Energy has no retired non-employee directors.

Retired non-employee directors of Entergy Gulf States receive retirement benefits under a plan in which all directors who served continuously for a period of years will receive a percentage of their retainer fee in effect at the time of their retirement for life. The retirement benefit is 30 percent of the retainer fee for service of not less than five nor more than nine years, 40 percent for service of not less than ten nor more than fourteen years, and 50 percent for fifteen or more years of service. For those directors who retired prior to the retirement age, their benefits are reduced. The plan also provides disability retirement and optional hospital and medical coverage if the director has served at least five years prior to the disability. The retired director pays one-third of the premium for such optional hospital and medical coverage and Entergy Gulf States pays the remaining two-thirds. Years of service as an advisory director are included in calculating this benefit.

On certain occasions, the Corporation provides personal transportation services for the benefit of non-employee directors. During 2004, the value of such transportation services provided by Entergy Corporation to all directors was approximately $28,110.

Executive Employment Contracts and Retention Agreements

Upon completion of a transaction resulting in a change-in-control of Entergy (a "Merger"), benefits already accrued under Entergy's System Executive Retirement Plan, Supplemental Retirement Plan and Pension Equalization Plan, and awards granted under the EOP, will become fully vested if the participant is involuntarily terminated without "cause" or terminates employment for "good reason" (as such terms are defined in such plans).

Retention Agreement with Mr. Leonard - Mr. Leonard's retention agreement provides that if he terminates his employment following his attainment of age 55, with or without "good reason" and except for "cause," he will be entitled to a non-qualified supplemental retirement benefit in lieu of participation in the Company's non-qualified supplemental retirement plans such as the SERP, the SRP, or the PEP. Mr. Leonard will reach age 55 during the 2005 calendar year. If Mr. Leonard's employment is terminated by Entergy for "cause" at any time, before or after his attainment of age 55, he will forfeit his non-qualified supplemental retirement benefit. However, if Mr. Leonard were to leave without "cause" on or after his attainment of age 55, he would be entitled to receive this benefit, plus:

  previously vested stock options (with 248,533 options vesting during 2005 in addition to those described in the "December 31, 2004 Option Values" table above), which must be exercised within 90 days of termination;
  income earned in prior periods and deferred into available investment options, subject to his deferral elections and the provisions of Internal Revenue Code Section 409A. As of December 31, 2004, Mr. Leonard had credited to his deferral accounts 150,731 phantom units of Entergy Company stock and $146,250 in other deemed investment funds; and
  other broad-based compensation and benefits generally available to terminated employees under plans or arrangements in which Mr. Leonard participates, in accordance with the terms and conditions of those plans and arrangements.

Mr. Leonard's non-qualified supplemental retirement benefit is calculated as a single life annuity equal to 60% of his final monthly compensation (as defined under the SERP), reduced to account for benefits payable to Mr. Leonard under the Company's and a former employer's qualified pension plans. As of December 31, 2004, his final monthly compensation was $191,228 which amount would provide for a single life annuity of approximately $1,376,842 per year as his non-qualified supplemental retirement benefit, subject to the offsets described above. The benefit is payable in a single lump sum, or as periodic payments, at his discretion. If elected, periodic payments will be due for Mr. Leonard's life, and then a reduced benefit of 50% will be due for the life of his spouse.

Upon attainment of 10 years of service with the Company, which will occur in 2008, Mr. Leonard would qualify for retirement under certain Company plans. At this point, he would become eligible to receive additional benefits comparable to those available to other retirees of the Company, such as accelerated vesting of stock options, an extended period to exercise those options, pro-rated payment of annual and long-term incentive awards, and continued health and welfare coverage to the extent available.

The retention agreement with Mr. Leonard further provides that, subject to certain forfeiture provisions, upon a termination of employment while a Merger is pending (a) by Entergy without "cause" or by Mr. Leonard for "good reason", as such terms are defined in the agreement, or (b) by reason of Mr. Leonard's death or disability:

  Entergy will pay to him a lump sum cash severance payment equal to 2.99 times the sum of Mr. Leonard's base salary plus the lesser of (i) his target annual incentive award, or (ii) his applicable annual incentive award, each subject to the provisions of Internal Revenue Code Section 409A;
  Entergy will pay to him a pro rata annual incentive award, based on an assumed maximum annual achievement of applicable performance goals;
  his non-qualified supplemental retirement benefit will fully vest, will be determined as if he had remained employed with Entergy until the attainment of age 55, and will commence upon his attainment of age 55, with certain adjustments in the case of death or disability;
  he will be entitled to immediate payment of performance awards, based upon an assumed target achievement of applicable performance goals under most circumstances and an assumed maximum achievement of applicable performance goals in the case of a merger-related termination, as defined in the agreement;
  all of his previously granted stock options will become fully vested and will remain outstanding for their full ten-year term; and
  Entergy will pay to him a "gross-up" payment to compensate him for any excise taxes he might incur.

Employment Agreement with Ms. Shanks - The employment agreement with Ms. Shanks provides for her continued employment until 2011. During this period, Ms. Shanks will continue to participate in all executive plans, programs, and arrangements for which she is eligible. In October of 2011, Ms. Shanks will become a special project coordinator of Entergy Mississippi or another Entergy System company until 2016. During her tenure as special project coordinator, Ms. Shanks will continue to receive her same rate of annual base salary in effect immediately prior to her assumption of this post, but will forfeit an amount sufficient to fund this salary from amounts that would otherwise be credited to her non-qualified deferral accounts. Commencing in October of 2016, Ms. Shanks will be eligible to retire with all of the post-retirement compensation and benefits for which she is eligible.

During the term of the agreement, Ms. Shanks may resign, or Entergy may terminate her for "cause," as defined in the agreement. In either of those events, Ms. Shanks is due no additional compensation or benefits under the agreement. If there is a "change in control" before October of 2011, she remains eligible for benefits under the System Executive Continuity Plan. If the change in control occurs while Ms. Shanks is a special project coordinator, and Entergy's obligations under this agreement are breached, she receives:

  a cash payment equal to her remaining unpaid base salary;
  all other benefits to which she would be entitled had she remained employed until the conclusion of the term of the agreement; and
  all legal fees and expenses incurred in disputing in good faith any term of the agreement.

Retention agreement with Mr. Smith - The retention agreement with Mr. Smith provides that Mr. Smith will be paid a retention payment of approximately $525,000 on each of the first three anniversaries of the date on which a Merger is completed, if he remains employed on each of those dates. The agreement also provides that upon termination of employment while a Merger is pending and for three years after completion (a) by Mr. Smith for "good reason" or by Entergy without "cause", as such terms are defined in the agreement or (b) by reason of Mr. Smith's death or disability:

  Entergy will pay to him a lump sum cash severance payment equal to the unpaid installments, if any, of the retention payments described above;
  he will be entitled to immediate payment of performance awards based upon an assumed target achievement of applicable performance goals;
  all of his stock options will become fully vested and will remain outstanding for their full ten-year term;
  Entergy will pay to him a "gross-up" payment to compensate him for any excise taxes he might incur.

Item 6. Part III (b) - Security Ownership of Certain Beneficial Owners and Management

The directors, the Named Executive Officers, and the directors and officers as a group of Entergy Corporation, Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., Entergy New Orleans, Inc., System Energy Resources, Inc., Entergy Operations, Inc., Entergy Services, Inc., System Fuels, Inc., GSG&T, Inc., Prudential Oil and Gas LLC, Southern Gulf Railway Company, Varibus LLC, Entergy Enterprises, Inc., Entergy Global Power Operations Corporation, Entergy Global Trading Holdings Ltd., Entergy Holdings LLC, Entergy International Holdings Ltd. LLC, Entergy Nuclear Finance Holding Inc., Entergy Nuclear Holding Company, Entergy Nuclear Holding Company #1, Entergy Nuclear Holding Company #2, Entergy Nuclear Inc., Entergy Operations Services Inc., Entergy Power Inc., Entergy Power Development Corporation, Entergy Power E&C Corporation, Entergy Procurement Exchange Holding Corporation, Entergy Resources Inc., Entergy Retail Holding Company, Entergy Technology Holding Company, and Entergy Ventures Holding Company Inc. beneficially owned directly and indirectly common stock of Entergy Corporation as indicated:

	Entergy Corporation Common Stock
	Amount of Nature of Beneficial Ownership (a)
Name	Sole Voting and Investment Power	Other Beneficial Ownership(b)	Entergy Corporation Stock Equivalent Units (c)

Entergy Corporation
Maureen S. Bateman*	2,700	-	3,200
W. Frank Blount*	9,384	-	13,600
Simon D. deBree*	1,442	-	2,400
Claiborne P. Deming*	6,700	-	1,600
Leo P. Denault**	951	52,423	48,924
Alexis Herman*	900	-	800
Donald C. Hintz***	4,963	630,000	87,605
J. Wayne Leonard***	13,433	1,376,800	150,731
Robert v.d. Luft*	24,472	285,667	9,600
Kathleen A. Murphy* (e)	2,700	1,000	3,200
Dr. Paul W. Murrill* (d)	2,915	-	14,400
James R. Nichols* (e)	8,910	3,684	14,400
William A. Percy, II*	2,950	-	3,200
Dennis H. Reilley* (d)	600	-	4,000
Mark T. Savoff**	174	-	207
Robert D. Sloan**	309	4,033	217
Richard J. Smith**	1,658	190,538	56,875
Wm. Clifford Smith*	12,988	-	16,800
Bismark A. Steinhagen* (e)	9,424	2,623	24,000
C. John Wilder**	-	-	-
Steven V. Wilkinson*	750	-	800
All directors and executive officers	118,815	2,979,314	537,451

	Entergy Corporation Common Stock
	Amount of Nature of Beneficial Ownership (a)
Name	Sole Voting and Investment Power	Other Beneficial Ownership(b)	Entergy Corporation Stock Equivalent Units (c)
Entergy Arkansas
Leo P. Denault***	951	52,423	48,924
Donald C Hintz**	4,963	630,000	87,605
J. Wayne Leonard**	13,433	1,376,800	150,731
Hugh T. McDonald***	4,733	53,999	25,967
Mark T. Savoff***	174	-	207
Richard J. Smith***	1,658	190,538	56,875
C. John Wilder**	-	-	-
All directors and executive officers	37,483	2,759,540	451,418

Entergy Gulf States
E. Renae Conley***	1,843	107,192	40,402
Leo P. Denault***	951	52,423	48,924
Joseph F. Domino***	8,125	50,809	24,377
Donald C. Hintz**	4,963	630,000	87,605
J. Wayne Leonard**	13,433	1,376,800	150,731
Mark T. Savoff***	174	-	207
Richard J. Smith***	1,658	190,538	56,875
C. John Wilder**	-	-	-
All directors and executive officers	42,718	2,863,542	490,230

Entergy Louisiana
E. Renae Conley***	1,843	107,192	40,402
Leo P. Denault***	951	52,423	48,924
Donald C. Hintz**	4,963	630,000	87,605
J. Wayne Leonard**	13,433	1,376,800	150,731
Mark T. Savoff***	174	-	207
Richard J. Smith***	1,658	190,538	56,875
C. John Wilder**	-	-	-
All directors and executive officers	34,593	2,812,733	465,853

Entergy Mississippi
Leo P. Denault***	951	52,423	48,924
Donald C. Hintz**	4,963	630,000	87,605
J. Wayne Leonard**	13,433	1,376,800	150,731
Mark T. Savoff***	174	-	207
Carolyn C. Shanks***	4,999	29,333	15,698
Richard J. Smith***	1,658	190,538	56,875
C. John Wilder**	-	-	-
All directors and executive officers	37,749	2,734,874	441,149

Entergy New Orleans
Leo P. Denault***	951	52,423	48,924
Donald C. Hintz**	4,963	630,000	87,605
J. Wayne Leonard**	13,433	1,376,800	150,731
Daniel F. Packer***	543	40,133	5,446
Mark T. Savoff***	174	-	207
Richard J. Smith***	1,658	190,538	56,875
C. John Wilder**	-	-	-
All directors and executive officers	33,293	2,745,674	430,897

	Entergy Corporation Common Stock
	Amount of Nature of Beneficial Ownership (a)
Name	Sole Voting and Investment Power	Other Beneficial Ownership(b)	Entergy Corporation Stock Equivalent Units (c)

System Energy
Leo P. Denault***	951	52,423	48,924
Donald C. Hintz**	4,963	630,000	87,605
J. Wayne Leonard**	13,433	1,376,800	150,731
Steven C. McNeal*	5,237	19,000	3,624
Mark T. Savoff**	174	-	207
Richard J. Smith**	1,658	190,538	56,875
Gary J. Taylor***	1,198	79,200	12,094
C. John Wilder**	-	-	-
All directors and executive officers	38,307	2,727,108	429,075

Entergy Operations, Inc.
William R. Campbell*	367	18,200	6,463
Leo P. Denault**	951	52,423	48,924
William A. Eaton*	5,385	28,733	6,689
Donald C. Hintz**	4,963	630,000	87,605
J. Wayne Leonard**	13,433	1,376,800	150,731
John R. McGaha*	1,579	61,225	26,781
Mark T. Savoff**	174	-	207
Richard J. Smith**	1,658	190,538	56,875
Gary J. Taylor***	1,198	79,200	12,094
C. John Wilder**	-	-	-
All directors and executive officers	40,401	2,816,266	465,384

Entergy Services, Inc.
Leo P. Denault***	951	52,423	48,924
Donald C. Hintz**	4,963	630,000	87,605
J. Wayne Leonard**	13,433	1,376,800	150,731
Mark T. Savoff***	174	-	207
Robert D. Sloan**	309	4,033	217
Richard J. Smith***	1,658	190,538	56,875
C. John Wilder***	-	-	-
All directors and executive officers	31,980	2,686,340	425,451

System Fuels, Inc.
Leo P. Denault**	951	52,423	48,924
David C. Harlan***	1,296	25,501	26,170
Donald C. Hintz**	4,963	630,000	87,605
John P. Hurstell*	2,967	11,334	-
James F. Kenney**	-	-	3,274
J. Wayne Leonard**	13,433	1,376,800	150,731
William Mohl*	-	2,267	-
Mark T. Savoff**	174	-	207
Richard J. Smith**	1,658	190,538	56,875
C. John Wilder**	-	-	-
All directors and executive officers	36,243	2,725,442	454,895

	Entergy Corporation Common Stock
	Amount of Nature of Beneficial Ownership (a)
Name	Sole Voting and Investment Power	Other Beneficial Ownership(b)	Entergy Corporation Stock Equivalent Units (c)

GSG&T, Inc.
Leo P. Denault**	951	52,423	48,924
Donald C. Hintz**	4,963	630,000	87,605
James F. Kenney**	-	-	3,274
J. Wayne Leonard**	13,433	1,376,800	150,731
Mark T. Savoff**	174	-	207
Robert D. Sloan**	309	4,033	217
Richard J. Smith**	1,658	190,538	56,875
C. John Wilder**	-	-	-
All directors and executive officers	31,980	2,686,340	428,725

Prudential Oil and Gas, LLC
Leo P. Denault**	951	52,423	48,924
Donald C. Hintz**	4,963	630,000	87,605
James F. Kenney**	-	-	3,274
J. Wayne Leonard**	13,433	1,376,800	150,731
Mark T. Savoff**	174	-	207
Robert D. Sloan**	309	4,033	217
Richard J. Smith**	1,658	190,538	56,875
C. John Wilder**	-	-	-
All directors and executive officers	31,980	2,686,340	428,725

Southern Gulf Railway Company
Leo P. Denault***	951	52,423	48,924
Donald C. Hintz**	4,963	630,000	87,605
James F. Kenney**	-	-	3,274
J. Wayne Leonard**	13,433	1,376,800	150,731
Steven C. McNeal*	5,237	19,000	3,624
Mark T. Savoff**	174	-	207
Robert D. Sloan**	309	4,033	217
Richard J. Smith**	1,658	190,538	56,875
C. John Wilder**	-	-	-
All directors and executive officers	37,217	2,705,340	432,349

Varibus LLC
Leo P. Denault***	951	52,423	48,924
David C. Harlan*	1,296	25,501	26,170
Donald C. Hintz**	4,963	630,000	87,605
James F. Kenney**	-	-	3,274
J. Wayne Leonard**	13,433	1,376,800	150,731
Steven C. McNeal*	5,237	19,000	3,624
Mark T. Savoff**	174	-	207
Robert D. Sloan**	309	4,033	217
Richard J. Smith**	1,658	190,538	56,875
C. John Wilder**	-	-	-
All directors and executive officers	38,513	2,730,841	458,519

	Entergy Corporation Common Stock
	Amount of Nature of Beneficial Ownership (a)
Name	Sole Voting and Investment Power	Other Beneficial Ownership(b)	Entergy Corporation Stock Equivalent Units (c)

Entergy Enterprises, Inc.
S. Gareth Brett***	-	13,667	-
Leo P. Denault***	951	52,423	48,924
Donald C. Hintz**	4,963	630,000	87,605
J. Wayne Leonard**	13,433	1,376,800	150,731
Mark T. Savoff***	174	-	207
Robert D. Sloan**	309	4,033	217
C. John Wilder**	-	-	-
All directors and executive officers	31,980	2,700,007	425,451

Entergy Global Power Operations Corporation
S. Gareth Brett***	-	13,667	-
Leo P. Denault**	951	52,423	48,924
Donald C. Hintz**	4,963	630,000	87,605
J. Wayne Leonard**	13,433	1,376,800	150,731
Mark T. Savoff**	174	-	207
Robert D. Sloan***	309	4,033	217
C. John Wilder**	-	-	-
All directors and executive officers	31,980	2,700,007	425,451

Entergy Global Trading Holdings Ltd.
S. Gareth Brett***	-	13,667	-
Leo P. Denault***	951	52,423	48,924
Donald C. Hintz**	4,963	630,000	87,605
J. Wayne Leonard**	13,433	1,376,800	150,731
Steven C. McNeal*	5,237	19,000	3,624
Mark T. Savoff**	174	-	207
Robert D. Sloan**	309	4,033	217
C. John Wilder**	-	-	-
All directors and executive officers	37,217	2,719,007	429,075

Entergy Holdings, Inc.
Leo P. Denault***	951	52,423	48,924
Donald C. Hintz**	4,963	630,000	87,605
J. Wayne Leonard**	13,433	1,376,800	150,731
Tom D. Reagan**	1,435	23,333	79
Mark T. Savoff**	174	-	207
Robert D. Sloan**	309	4,033	217
C. John Wilder**	-	-	-
All directors and executive officers	33,415	2,709,673	425,530

	Entergy Corporation Common Stock
	Amount of Nature of Beneficial Ownership (a)
Name	Sole Voting and Investment Power	Other Beneficial Ownership(b)	Entergy Corporation Stock Equivalent Units (c)

Entergy International Holdings Ltd. LLC
Leo P. Denault**	951	52,423	48,924
Curtis L. Hebert, Jr.**	355	140,712	23,165
Donald C. Hintz**	4,963	630,000	87,605
J. Wayne Leonard**	13,433	1,376,800	150,731
Mark T. Savoff**	174	-	207
Robert D. Sloan**	309	4,033	217
C. John Wilder**	-	-	-
All directors and executive officers	31,980	2,686,340	425,451

Entergy Nuclear Finance Holding Inc.
Douglas Castleberry*	1,090	5,334	-
Leo P. Denault**	951	52,423	48,924
Donald C. Hintz**	4,963	630,000	87,605
J. Wayne Leonard**	13,433	1,376,800	150,731
Mark T. Savoff**	174	-	207
Robert D. Sloan**	309	4,033	217
O.H. Storey, III*	722	8,334	135
Gary J. Taylor***	1,198	79,200	12,094
C. John Wilder**	-	-	-
All directors and executive officers	33,792	2,700,008	425,586

Entergy Nuclear Holding Company
S. Gareth Brett*	-	13,667	-
Robert J. Cushman*	2,703	9,001	25,962
Leo P. Denault**	951	52,423	48,924
Donald C. Hintz**	4,963	630,000	87,605
J. Wayne Leonard**	13,433	1,376,800	150,731
Mark T. Savoff**	174	-	207
Robert D. Sloan**	309	4,033	217
Gary J. Taylor***	1,198	79,200	12,094
C. John Wilder**	-	-	-
All directors and executive officers	34,683	2,709,008	451,413

Entergy Nuclear Holding Company #1
Donald M. Black*	204	5,234	-
Wanda Curry*	65	-	-
Leo P. Denault**	951	52,423	48,924
Donald C. Hintz**	4,963	630,000	87,605
J. Wayne Leonard**	13,433	1,376,800	150,731
Mark T. Savoff**	174	-	207
Robert D. Sloan**	309	4,033	217
Gary J. Taylor***	1,198	79,200	12,094
C. John Wilder**	-	-	-
All directors and executive officers	32,249	2,691,574	425,451

	Entergy Corporation Common Stock
	Amount of Nature of Beneficial Ownership (a)
Name	Sole Voting and Investment Power	Other Beneficial Ownership(b)	Entergy Corporation Stock Equivalent Units (c)

Entergy Nuclear Holding Company #2
Donald M. Black*	204	5,234	-
Wanda Curry*	65	-	-
Leo P. Denault**	951	52,423	48,924
David C. Harlan*	1,296	25,501	26,170
Donald C. Hintz**	4,963	630,000	87,605
Michael R. Kansler**	1,323	26,801	15,390
J. Wayne Leonard**	13,433	1,376,800	150,731
Mark T. Savoff**	174	-	207
Robert D. Sloan**	309	4,033	217
C. John Wilder**	-	-	-
All directors and executive officers	34,868	2,743,876	467,011

Entergy Nuclear, Inc.
Leo P. Denault***	951	52,423	48,924
Donald C. Hintz**	4,963	630,000	87,605
C. Randy Hutchinson*	1,815	64,800	3,467
J. Wayne Leonard**	13,433	1,376,800	150,731
Mark T. Savoff**	174	-	207
Robert D. Sloan**	309	4,033	217
Gary J. Taylor***	1,198	79,200	12,094
C. John Wilder**	-	-	-
All directors and executive officers	34,885	2,772,908	428,918

Entergy Operations Services, Inc.
Leo P. Denault***	951	52,423	48,924
Randy E. Dufour*	6,091	24,000	29
Curtis L. Hebert, Jr.**	355	140,712	23,165
Donald C. Hintz**	4,963	630,000	87,605
J. Wayne Leonard**	13,433	1,376,800	150,731
Mark T. Savoff***	174	-	207
Robert D. Sloan**	309	4,033	217
C. John Wilder**	-	-	-
All directors and executive officers	38,071	2,710,340	425,480

Entergy Power Inc.
Douglas Castleberry***	1,090	5,334	-
Leo P. Denault**	951	52,423	48,924
Donald C. Hintz**	4,963	630,000	87,605
J. Wayne Leonard**	13,433	1,376,800	150,731
Mark T. Savoff**	174	-	207
Robert D. Sloan**	309	4,033	217
C. John Wilder**	-	-	-
All directors and executive officers	33,070	2,691,674	425,451

	Entergy Corporation Common Stock
	Amount of Nature of Beneficial Ownership (a)
Name	Sole Voting and Investment Power	Other Beneficial Ownership(b)	Entergy Corporation Stock Equivalent Units (c)
Entergy Power Development Corporation
S. Gareth Brett*	-	13,667	-
Leo P. Denault**	951	52,423	48,924
Haley R. Fisackerly*	1,341	18,500	-
Donald C. Hintz**	4,963	630,000	87,605
J. Wayne Leonard**	13,433	1,376,800	150,731
Carolyn C. Shanks***	4,999	29,333	15,698
Mark T. Savoff**	174	-	207
Robert D. Sloan**	309	4,033	217
C. John Wilder**	-	-	-
All directors and executive officers	38,320	2,747,840	441,149

Entergy Power E & C Corporation
S. Gareth Brett***	-	13,667	-
Leo P. Denault**	951	52,423	48,924
Donald C. Hintz**	4,963	630,000	87,605
J. Wayne Leonard**	13,433	1,376,800	150,731
Jonathan Eugene Long*	472	7,667	-
Steven C. McNeal***	5,237	19,000	3,624
Mark T. Savoff**	174	-	207
Robert D. Sloan**	309	4,033	217
C. John Wilder**	-	-	-
All directors and executive officers	37,689	2,726,674	429,075

Entergy Procurement Exchange Holding Corporation
Douglas Castleberry***	1,090	5,334	-
Leo P. Denault**	951	52,423	48,924
Donald C. Hintz**	4,963	630,000	87,605
J. Wayne Leonard**	13,433	1,376,800	150,731
Tom D. Reagan**	1,435	23,333	79
Walter R. Rhodes*	-	-	-
Mark T. Savoff**	174	-	207
Robert D. Sloan**	309	4,033	217
O.H. Storey, III*	722	8,334	135
C. John Wilder**	-	-	-
All directors and executive officers	35,227	2,723,341	425,665

Entergy Resources Inc.
Douglas Castleberry***	1,090	5,334	-
Leo P. Denault**	951	52,423	48,924
Donald C. Hintz**	4,963	630,000	87,605
J. Wayne Leonard**	13,433	1,376,800	150,731
Tom D. Reagan***	1,435	23,333	79
Mark T. Savoff**	174	-	207
Robert D. Sloan**	309	4,033	217
O.H. Storey, III*	722	8,334	135
C. John Wilder**	-	-	-
All directors and executive officers	35,227	2,723,341	425,665

	Entergy Corporation Common Stock
	Amount of Nature of Beneficial Ownership (a)
Name	Sole Voting and Investment Power	Other Beneficial Ownership(b)	Entergy Corporation Stock Equivalent Units (c)

Entergy Retail Holding Company
Douglas Castleberry*	1,090	5,334	-
Leo P. Denault**	951	52,423	48,924
Donald C. Hintz**	4,963	630,000	87,605
J. Wayne Leonard**	13,433	1,376,800	150,731
Beth L. Peoples*	-	-	-
Tom D. Reagan***	1,435	23,333	79
Mark T. Savoff**	174	-	207
Robert D. Sloan**	309	4,033	217
C. John Wilder**	-	-	-
All directors and executive officers	34,505	2,715,007	425,530

Entergy Technology Holding Company
Douglas Castleberry*	1,090	5,334	-
Leo P. Denault***	951	52,423	48,924
Curtis L. Hebert, Jr.**	355	140,712	23,165
Donald C. Hintz**	4,963	630,000	87,605
J. Wayne Leonard**	13,433	1,376,800	150,731
Mark T. Savoff**	174	-	207
Robert D. Sloan**	309	4,033	217
C. John Wilder**	-	-	-
All directors and executive officers	33,070	2,691,674	425,451

Entergy Ventures Holding Company, Inc.
Donald M. Black*	204	5,234	-
Leo P. Denault**	951	52,423	48,924
David C. Harlan***	1,296	25,501	26,170
Donald C. Hintz**	4,963	630,000	87,605
J. Wayne Leonard**	13,433	1,376,800	150,731
Jonathan E. Long*	472	7,667	-
Mark T. Savoff**	174	-	207
Robert D. Sloan**	309	4,033	217
C. John Wilder**	-	-	-
All directors and executive officers	33,952	2,724,742	451,621

*	Director of the respective Company
**	Named Executive Officer of the respective Company
***	Director and Named Executive Officer of the respective Company

(a)

Based on information furnished by the respective individuals. Except as noted, each individual has sole voting and investment power. The number of shares of Entergy Corporation common stock owned by each individual and by all directors and executive officers as a group does not exceed one percent of the outstanding Entergy Corporation common stock.

(b)

Other Beneficial Ownership includes, for the Named Executive Officers, shares of Entergy Corporation common stock that may be acquired within 60 days after December 31, 2004, in the form of unexercised stock options awarded pursuant to the Equity Ownership Plan.

(c)

Represents the balances of stock equivalent units each executive holds under the deferral provisions of the Equity Ownership Plan and the Defined Contribution Restoration Plan. These units will be paid out in a combination of Entergy Corporation Common Stock and cash based on the value of Entergy Corporation Common Stock on the date of payout. The deferral period is determined by the individual and is at least two years from the award of the bonus. For directors of Entergy Corporation the stock equivalent units are part of the Service Award for Directors. All non-employee directors are credited with units for each year of service on the Board.

(d)	Dr. Murrill, Mr. Percy, and Mr. Reilley have deferred receipt of an additional 5,700 shares, 300 shares, and 2,700 shares, respectively.
(e)

Includes 1,000 shares in which Ms. Murphy has joint ownership, 2,623 shares for Mr. Steinhagen that are in his wife's name, and 3,684 shares for Mr. Nichols that are owned by a charitable foundation that he controls.

Item 6. Part III (c) - Contracts and Transactions with System Companies

During 2004, T. Baker Smith & Son, Inc. performed land-surveying services for, and received payments of approximately $735,856 from Entergy companies. Mr. Wm. Clifford Smith, a director of Entergy Corporation, is Chairman of the Board of T. Baker Smith & Son, Inc. Mr. Smith's children own 100% of the voting stock of T. Baker Smith & Son, Inc.

Entergy's Code of Business Conduct and Ethics for Employees provides that any waiver of that Code for executive officers, including a waiver of a conflict of interest, can be made only by the Board, or if the Board so chooses, by a committee of independent directors, and must be promptly disclosed to Entergy's shareholders. Entergy's Code of Business Conduct and Ethics for Members of the Board of Directors provides that any waiver of that Code, including any waiver of a conflict of interest, can be made only by the Board, following a recommendation by the Corporate Governance Committee, and must be promptly disclosed to Entergy's shareholders.

ITEM 6. Part III (d) - Indebtedness to System Companies

None

ITEM 6. Part III (e) - Participation in Bonus and Sharing Arrangements and Other Benefits

See Item 6. Part III (a).

ITEM 6. Part III (f) - Rights to Indemnity

The Certificate of Incorporation of Entergy provides that the corporation shall indemnify its directors and officers to the fullest extent permitted by the General Corporation Law of Delaware, as amended from time to time.

The Certificate of Incorporation also provides that Entergy may maintain insurance to protect its officers and directors against such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS

CALENDAR YEAR 2004
Name of Company	Name or Number of Beneficiaries	Purpose(s)	Account(s) Charged	Amount

ENTERGY
CORPORATION	Democratic Leadership Campaign	Civic Activity	Donations	$47,000
	Fuel Fund Campaign	Civic Activity	Donations	15,000
	Congressional Black Caucus	Civic Activity	Donations	7,500
		Total		$105,427

ENTERGY
ARKANSAS	Chambers of Commerce	Civic Activity	Donations	$77,927
	Associated Industries	Civic Activity	Donations	15,000
	Two Other Items	Civic Activity	Donations	12,500
		Total		$105,427

ENTERGY
GULF STATES	Chambers of Commerce	Civic Activity	Donations	$50,945
	Four Other Items	Civic Activity	Donations	42,000
		Total		$110,945

ENTERGY
LOUISIANA	Jefferson Parish Economic Development	Civic Activity	Donations	$25,000
	Chambers of Commerce	Civic Activity	Donations	59,115
	Urban League of New Orleans	Civic Activity	Donations	26,500
	Two Other ItemsLMBCA	Civic Activity	Donations	9,500
		Total		$121,115

ENTERGY
MISSISSIPPI	Chambers of Commerce	Civic Activity	Donations	$120,340
	NAACP	Civic Activity	Donations	17,800
	Business Institute for Political Analysis	Civic Activity	Donations	13,500
	Five Other Items	Civic Activity	Donations	17,000
		Total		$168,640

ENTERGY
NEW ORLEANS	American Association of Blacks in Energy	Civic Activity	Donations	$9,300
	Two Other Items	Civic Activity	Donations	5,893
		Total		$15,193

ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS
(Part I)
Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	In Effect 12/31/2004 (Yes/No)
Fuel Purchases	System Fuels	Entergy Arkansas	$2,749,575	1/12/73	Yes

Fuel Purchases	System Fuels	Entergy Louisiana	$80,643,871	1/12/73	Yes

Fuel Purchases	System Fuels	Entergy Mississippi	$134,668,413	1/12/73	Yes

Fuel Purchases	System Fuels	Entergy New Orleans	$909,582	1/12/73	Yes

Certain materials & services required for fabrication of Nuclear Fuel	System Fuels	Entergy Arkansas	$31,334,469	6/15/78	Yes

Certain materials & services required for fabrication of Nuclear Fuel	System Fuels	System Energy	$34,325,499	6/15/78	Yes

Miscellaneous Spare Parts Inventory	Entergy Arkansas	Entergy Gulf States	$153,718	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Arkansas	Entergy Louisiana	$6,245,589	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Arkansas	Entergy Mississippi	$3,634,840	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Arkansas	Entergy New Orleans	$48,390	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Gulf States	Entergy Arkansas	$208,812	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Gulf States	Entergy Louisiana	$635,809	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Gulf States	Entergy Mississippi	$163,210	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Gulf States	Entergy New Orleans	$12,750	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Louisiana	Entergy Operations Services	$1,616	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Louisiana	Entergy Arkansas	$650,944	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Louisiana	System Fuels	$25,265	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Louisiana	Entergy Gulf States	$15,595,758	N/A	N/A

(Part I)
Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	In Effect 12/31/2004 (Yes/No)
Miscellaneous Spare Parts Inventory	Entergy Louisiana	Entergy Mississippi	$1,768,275	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Louisiana	Entergy New Orleans	$4,569,156	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Mississippi	Entergy Operations Services	$134	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Mississippi	Entergy Arkansas	$142,836	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Mississippi	System Fuels	$730	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Mississippi	Entergy Gulf States	$46,705	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Mississippi	Entergy Louisiana	$836,957	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy Mississippi	Entergy New Orleans	$3,429	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy New Orleans	System Fuels	$11,692	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy New Orleans	Entergy Gulf States	$264,177	N/A	N/A

Miscellaneous Spare Parts Inventory	Entergy New Orleans	Entergy Louisiana	$118,607	N/A	N/A

Administrative services and other support services	Entergy Solutions Management Services LLC	Entergy Solutions Ltd	$16,458,648	N/A	N/A

Administrative services and other support services	Entergy Solutions Management Services LLC	Entergy Solutions Select Ltd	$74,371	N/A	N/A

Administrative services and other support services	Entergy Solutions Management Services LLC	Entergy Thermal, LLC	$30,605	N/A	N/A

Administrative services and other support services	Entergy Solutions Management Services LLC	Entergy Solutions Supply Ltd	$451,290	N/A	N/A

Energy-related services	Entergy Solutions Supply Ltd	Entergy Solutions Ltd	$197,533,825	N/A	N/A

Energy-related services	Entergy Solutions Supply Ltd	Entergy Solutions Select Ltd	$13,153	N/A	N/A

(Part I)
Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	In Effect 12/31/2004 (Yes/No)
Energy-related services	Entergy-Koch Trading LP	EWO Marketing LP	$2,264,467	N/A	N/A

Energy-related services	Entergy-Koch Trading LP	Entergy-Koch Trading Ltd. (UK)	$108,764	N/A	N/A

Energy-related services	Entergy-Koch Trading LP	Entergy-Koch Trading Canada, ULC	$383,658	N/A	N/A

Administrative services and other support services	Entergy Nuclear, Inc.	TLG Services, Inc.	$453,274	N/A	N/A

Administrative services and other support services	Entergy-Koch LP	Gulf South Pipeline, LP	$5,264,813	N/A	N/A

Administrative services and other support services	Entergy-Koch LP	Entergy-Koch Trading LP	$5,029,101	N/A	N/A

Administrative services and other support services	Entergy-Koch LP	Entergy-Koch Trading Ltd (UK)	$1,265,404	N/A	N/A

O&M related services	Entergy Nuclear, Inc.	Entergy Power Operations UK Ltd.	$70,577	N/A	N/A

O&M related services	Entergy Nuclear, Inc.	Entergy Nuclear Generation Corporation	$520,632	N/A	N/A

O&M related services	Entergy Nuclear, Inc.	Entergy Nuclear Vermont Yankee, LLC	$1,782,722	N/A	N/A

O&M related services	Entergy Nuclear Fuels Company	Entergy Nuclear Generation Corporation	$24,192	N/A	N/A

O&M related services	Entergy Nuclear Fuels Company	Entergy Nuclear Vermont Yankee, LLC	$24,192	N/A	N/A

O&M related services	Entergy Nuclear Fuels Company	Entergy Nuclear Indian Point 3 LLC	$24,192	N/A	N/A

O&M related services	Entergy Nuclear, Inc	Entergy Nuclear Nebraska, LLC	$1,761,770	N/A	N/A

O&M related services	Entergy Operations Services, Inc.	Entergy Nuclear Indian Point 2 LLC	$578,050	N/A	N/A

O&M related services	Entergy Operations Services, Inc.	Entergy Nuclear Indian Point 3 LLC	$3,360	N/A	N/A

O&M related services	Entergy Operations Services, Inc.	Entergy Nuclear Vermont Yankee LLC	$70,625	N/A	N/A

O&M related services	Entergy Operations Services, Inc.	Entergy Nuclear Generation Corporation	$357,331	N/A	N/A

(Part I)
Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	In Effect 12/31/2004 (Yes/No)
O&M related services	Entergy Nuclear Fuels Company	Entergy Nuclear Fitzpatrick LLC	$24,192	N/A	N/A

O&M related services	Entergy Nuclear Fuels Company	Entergy Nuclear Indian Point 2	$24,192	N/A	N/A

O&M related services	Entergy Nuclear Operations, Inc.	Entergy Nuclear, Inc.	$7,479,332	N/A	N/A

O&M related services	Entergy Nuclear Operations, Inc.	Entergy Nuclear Generation Corporation	$83,291,047	N/A	N/A

O&M related services	Entergy Nuclear Operations, Inc.	Entergy Nuclear Indian Point 3 LLC	$99,341,739	N/A	N/A

O&M related services	Entergy Nuclear Operations, Inc.	Entergy Nuclear Fitzpatrick LLC	$93,604,573	N/A	N/A

O&M related services	Entergy Nuclear Operations, Inc.	Entergy Nuclear Indian Point 2 LLC	$90,079,796	N/A	N/A

O&M related services	Entergy Nuclear Operations, Inc.	Entergy Nuclear Vermont Yankee LLC	$68,026,650	N/A	N/A

O&M related services	Entergy Nuclear Operations, Inc.	TLG Services, Inc.	$837,396	N/A	N/A

O&M related services	Entergy Nuclear Operations, Inc.	Entergy Nuclear Nebraska, LLC	$73,041	N/A	N/A

O&M related services	Entergy Nuclear Operations, Inc.	Entergy Nuclear Environmental Services, LLC	$21,6891	N/A	N/A

O&M related services	Entergy Power Operations U.S., Inc.	Warren Power LLC	$676,716	N/A	N/A

O&M related services	Entergy Power Operations U.S., Inc.	Entergy Power Ventures LP	$3,313,568	N/A	N/A

O&M related services	EN Services LP	Crete Energy Ventures LLC	$41,732	N/A	N/A

Capacity Use of and Service of Local Fiber	Entergy Louisiana	ETC	$111,578	5-01-97	Yes

Capacity Use of and Service of Local Fiber	Entergy Mississippi	ETC	$106,657	5-01-97	Yes

Capacity Use of and Service of Local Fiber	Entergy Gulf States	ETC	$427,382	5-01-97	Yes

ITEM 8. Part II

Reference is made to information under Item 6, Part III (c).

Pantellos Corporation, an exempt telecommunications company, provides basic procurement functions used by Entergy Services for obtaining goods and services. The total amount paid in 2004 by Entergy Services to Pantellos Corporation was $553,958.

ITEM 8. Part III

Interstate FiberNet acts as exclusive agent to market all of Entergy Technology Company's available capacity for point-to-point communication. The compensation amount for 2004 was $2,050,674.

ITEM 9. EXEMPT WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I

(a) At December 31, 2004, Entergy Corporation, indirectly through its subsidiaries Entergy Power Development Corporation (EPDC), Entergy Power Europe Ltd. and Entergy Power Bulgaria Ltd., held a 40% interest in Maritza East III Power Holding B.V. (FUCO under the Energy Act) owned jointly with ENEL Generation Holding B.V. (a state-owned utility in Italy). Also, Entergy Power Bulgaria Ltd., indirectly through Maritza East III Power Holding B.V. held a 73% interest in Maritza East III Power Company AD (Maritza East III), a FUCO owned jointly with Natsionaina Elektricheska Kompania EAD (the state-owned utility in Bulgaria). Maritza East III will own and refurbish the Maritza East III power generating facility, a four unit lignite coal plant located in south central Bulgaria (the "Plant"). EPDC also owns 73% indirect interest in Maritza East 3 Operating Company AD, which will operate and maintain the Plant. At December 31, 2004, Entergy's aggregate investment in the Maritza project totaled $874,728.

Entergy Corporation, indirectly through Entergy Power Ventures Corp I (1% general partner) and Entergy Investment Holding Company, Inc (99% limited partner), owns 100% partnership interest in Entergy Power Ventures, LP (EPV) (a EWG). At December 31, 2004, EPV, a wholly-owned subsidiary owned a 70% interest in a 550 MW gas fired electric generating facility in Marshall, Texas with 30% owned by a Texas cooperative. At December 31, 2004, Entergy's aggregate investment in the EPV project was approximately $162.5 million.

Entergy Corporation, through Entergy Power Gas Operations Corporation (EPGOC), indirectly owns 100% of the member interests in Warren Power, LLC (Warren). At December 31, 2004, Warren (an EWG) owned and opeated a 300 MW gas-fired peaking facility located in Warren County, Mississippi. At December 31, 2004, Entergy's aggregate investment in Warren was $0 million.

In July 1999, Entergy Corporation, indirectly through its wholly owned subsidiaries, Entergy Nuclear Holding Company #1 and Entergy Nuclear Generation Company (ENGC) (an EWG), acquired from Boston Edison Company the Pilgrim Nuclear Power Station, a 670 MW nuclear-powered electric generating station located in Plymouth, Massachusetts. At December 31, 2004, Entergy's aggregate investment in ENGC was approximately $301.6 million (including $102.3 million attributable to guarantee of joint and several obligation of ENIP3, ENFP, and ENGC).

In November 2000, Entergy Corporation, indirectly through its wholly owned subsidiaries, Entergy Nuclear Holding Company #1 (ENHC1), Entergy Nuclear New York Investment Company I, Entergy Nuclear Indian Point 3 (ENIP3), LLC (an EWG) and Entergy Nuclear Fitzpatrick, LLC (ENFP) (an EWG) acquired from the New York Power Authority (NYPA) the 980 MW Indian Point 3 and the 825 MW James A. Fitzpatrick nuclear power plants. The Indian Point 3 plant is located in Westchester County, New York, and the James A Fitzpatrick plant is located in Oswego County, New York. At December 31, 2004, Entergy's aggregate investment in Entergy Nuclear Indian Point 3, LLC and Entergy Nuclear Fitzpatrick, LLC was approximately $190.8 million, and $39 million, respectively (including $102.3 million attributable to guarantee of joint and several obligation of ENIP3, ENFP, and ENGC).

In September 2001, Entergy Corporation, indirectly through its wholly owned subsidiaries, Entergy Nuclear Holding Company, Entergy Nuclear Holding Company #3, LLC, Entergy Nuclear Investment Company, LLC (formerly Entergy Nuclear New York Investment Company III), and Entergy Nuclear Indian Point 2, LLC (an EWG), acquired from Consolidated Edison the 970 MW Indian Point 2 nuclear power plant. The Indian Point 2 plant is located in Westchester County, New York. At December 31, 2004, Entergy's aggregate investment in Entergy Nuclear Indian Point 2, LLC was $847.7 million.

In July 2002, Entergy Corporation, indirectly through its wholly owned subsidiaries, Entergy Nuclear Holding Company, Entergy Nuclear Holding Company #3, LLC, Entergy Nuclear Vermont Investment Company LLC, and Entergy Nuclear Vermont Yankee, LLC (EWG), acquired from Vermont Yankee Nuclear Power Corporation the 540 MW Vermont Yankee nuclear power plant. The Vermont Yankee plant is located in Vernon, Vermont. At December 31, 2004, Entergy's aggregate investment in Entergy Nuclear Vermont Yankee, LLC was $445.1 million.

In December 2001, Entergy Corporation, through its wholly owned subsidiaries, EK Holding I, LLC, EWO Wind II, LLC (EWO Wind) purchased a 99% ownership interest in Northern Iowa Windpower LLC (NIW) (an EWG) which owns a 80-megawatt wind-powered generation wind farm located in Worth County, Iowa. In July, 2004, EWO Wind (49% member interest), Entergy Power Gas Operations Corporation (1% member interest) and Shell Wind Energy, Inc (Shell Wind).(a non-affiliate company) (50% member interest) formed a joint venture, Top Deer Wind Ventures LLC ("Top Deer") (formerly EWO Wind, LLC) which combined the Iowa wind farm with another 80-megawatt wind farm owned by a Shell Wind subsidiary, Ilano Estacado Wind, LP (Ilano), near Amarillo, Texas. At December 31, 2004, Entergy's aggregate investment in NIW and Llano was approximately $84.0 million.

Reference is hereby made to the application for EWG determination or Notification of Foreign Utility Company Status on Form U-57 filed in respect to each EWG or FUCO identified in this Form U5S in which Entergy owned an interest at December 31, 2004 for the business address of such EWG or FUCO. See "Item 1 - System Companies and Investments Therein as of December 31, 2004" (including footnotes 8 and 9) for information concerning the System companies owning interests in such EWGs and FUCOs and the nature of the interest held.

ITEM 9. Part I(b); Part I(c); and Part I(d) are being filed pursuant to Rule 104.

ITEM 9. Part II

See Exhibits H and I.

ITEM 9. Part III is being filed pursuant to Rule 104.

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS

Financial statements and financial statement schedules filed as part of the annual report, pursuant to requirements of the Public Utility Holding Company Act of 1935.

FINANCIAL STATEMENTS PAGE NO.

Entergy Corporation and Subsidiaries:
*Consolidating Statement of Income (Loss) for the Year Ended December 31, 2004	S-1
*Consolidating Statement of Cash Flows for the Year Ended December 31, 2004	S-4
*Consolidating Balance Sheet as of December 31, 2004	S-7
*Consolidating Statement of Retained Earnings for the Year Ended December 31, 2004	S-13

Entergy Gulf States Corporation and Subsidiaries:
*Consolidating Statement of Income (Loss) for the Year Ended December 31, 2004	S-16
*Consolidating Statement of Cash Flows for the Year Ended December 31, 2004	S-17
*Consolidating Balance Sheet as of December 31, 2004	S-18
*Consolidating Statement of Retained Earnings for the Year Ended December 31, 2004	S-20

Statutory Subsidiary, accounted for as an equity investment, the
Accounts of which are not included in the foregoing Consolidating
Statements of Entergy Corporation and Subsidiaries:
The Arklahoma Corporation:
*Statement of Operations and Retained Earnings,
Years Ended November 30, 2004 and 2003	S-21
*Statements of Cash Flows, Years Ended
November 30, 2004 and 2003	S-22
*Balance Sheets, November 30, 2004 and 2003	S-23
*Notes to Financial Statements, November 30, 2004 and 2003	S-24

* Letter, dated April 29, 2005, regarding payment of nuclear liability insurance premiums by Entergy System companies.

The following financial information indicated by an asterisk is filed herewith. The balance of the financial information has heretofore been filed with the Securities and Exchange Commission in the file numbers indicated and is incorporated herein by reference.

ENTERGY CORPORATION

Independent Auditors' Report and Notes to Consolidated Financial Statements of Entergy Corporation (Reference is made to information under the headings "Independent Auditors' Report" and "Notes to Consolidated Financial Statements," contained in Entergy Corporation's 2004 Financial Statements included in the Form 10-K for the year ended December 31, 2004, in File No. 1-11299).

Financial Statement Schedules of Entergy Corporation (Referred to in Item 14(a)2 to Form 10-K for the year ended December 31, 2004, in File No. 1-11299 and included in such Form 10-K).

ENTERGY ARKANSAS

Independent Auditors' Report and Notes to Respective Financial Statements of Entergy Arkansas (Reference is made to information under the headings "Independent Auditors' Report" and "Notes to Respective Financial Statements" contained in Entergy Arkansas' 2004 Financial Statements included in the Form 10-K for the year ended December 31, 2004, in File No. 1-10764).

Financial Statement Schedules of Entergy Arkansas (Referred to in Item 14(a)2 to Form 10-K for the year ended December 31, 2004, in File No. 1-10764 and included in such Form 10-K).

ENTERGY GULF STATES

Independent Auditors' Report and Notes to Respective Financial Statements of Entergy Gulf States (Reference is made to information under the headings "Independent Auditors' Report" and "Notes to Respective Financial Statements" contained in Entergy Gulf States' 2004 Financial Statements included in the Form 10-K for the year ended December 31, 2004, in File No. 1-27031).

Financial Statement Schedules of Entergy Gulf States (Referred to in Item 14(a)2 to Form 10-K for the year ended December 31, 2004, in File No. 1-27031 and included in such Form 10-K).

ENTERGY LOUISIANA

Independent Auditors' Report and Notes to Respective Financial Statements of Entergy Louisiana (Reference is made to information under the headings "Independent Auditors' Report" and "Notes to Respective Financial Statements" contained in Entergy Louisiana's 2004 Financial Statements included in the Form 10-K for the year ended December 31, 2004, in File No. 1-8474).

Financial Statement Schedules of Entergy Louisiana (Referred to in Item 14(a)2 to Form 10-K for the year ended December 31, 2004, in File No. 1-8474 and included in such Form 10-K).

ENTERGY MISSISSIPPI

Independent Auditors' Report and Notes to Respective Financial Statements of Entergy Mississippi (Reference is made to information under the headings "Independent Auditors' Report" and "Notes to Respective Financial Statements," contained in Entergy Mississippi's 2004 Financial Statements included in the Form 10-K for the year ended December 31, 2004, in File No. 1-31508).

Financial Statement Schedules of Entergy Mississippi (Referred to in Item 14(a)2 to Form 10-K for the year ended December 31, 2004, in File No. 1-31508 and included in such Form 10-K).

ENTERGY NEW ORLEANS

Independent Auditors' Report and Notes to Respective Financial Statements of Entergy New Orleans (Reference is made to information under the headings "Independent Auditors' Report" and "Notes to Respective Financial Statements," contained in Entergy New Orleans' 2004 Financial Statements included in the Form 10-K for the year ended December 31, 2004, in File No. 0-5807).

Financial Statement Schedules of Entergy New Orleans (Referred to in Item 14(a)2 to Form 10-K for the year ended December 31, 2004, in File No. 0-5807 and included in such Form 10-K).

SYSTEM ENERGY

Independent Auditors' Report and Notes to Respective Financial Statements of System Energy (Reference is made to information under the headings "Independent Auditors' Report" and "Notes to Respective Financial Statements," contained in System Energy's 2004 Financial Statements included in the Form 10-K for the year ended December 31, 2004, in File No. 1-9067).

Financial Statement Schedules of System Energy (Referred to in Item 14(a)2 to Form 10-K for the year ended December 31, 2004, in File No. 1-9067 and included in such Form 10-K).

ENTERGY CORPORATION SYSTEM COMPANIES

A-1 Entergy Corporation's Annual Report on Form 10-K for the year ended December 31, 2004 (Incorporated herein by reference from File No. 1-11299).

A-2 Entergy Arkansas' Annual Report on Form 10-K for the year ended December 31, 2004 (Incorporated herein by reference from File No. 1-10764).

A-3 Entergy Gulf States' Annual Report on Form 10-K for the year ended December 31, 2004 (Incorporated herein by reference from File No. 1-27031).

A-4 Entergy Louisiana's Annual Report on Form 10-K for the year ended December 31, 2004 (Incorporated herein by reference from File No. 1-8474).

A-5 Entergy Mississippi's Annual Report on Form 10-K for the year ended December 31, 2004 (Incorporated herein by reference from File No. 1-31508).

A-6 Entergy New Orleans' Annual Report on Form 10-K for the year ended December 31, 2004 (Incorporated herein by reference from File No. 0-5807).

A-7 System Energy's Annual Report on Form 10-K for the year ended December 31, 2004 (Incorporated herein by reference from File No. 1-9067).

ENTERGY CORPORATION

B-1(a) Certificate of Incorporation of Entergy Corporation as executed December 31, 1993 (A-1(a) to Rule 24 Certificate in 70-8059).

B-1(b) By-Laws of Entergy Corporation as amended May 13, 2004, and as presently in effect (3(ii)(a) to Form 10-Q for the quarter ended June 30, 2004 in 1-11299).

ENTERGY ARKANSAS

B-2(a) Amended and Restated Articles of Incorporation of Entergy Arkansas effective November 12, 1999 (3(i)(c)1 to Form 10-K for the year ended December 31, 1999 in 1-10764).

B-2(b) By-Laws of Entergy Arkansas effective November 26, 1999, and as presently in effect (3(ii)(c) to Form 10-K for the year ended December 31, 1999 in 1-10764).

ENTERGY ENTERPRISES, INC.

B-3(a) Restated Articles of Incorporation of Entergy Enterprises, Inc., as in effect December 28, 1992 (B-3(a) to Form U5S for the year ended December 31, 1997).

B-3(b) By-Laws of Entergy Enterprises, Inc., as amended as of July 17, 1990 and currently in effect (A-6(a) to Form U-1 in 70-7947).

ENTERGY LOUISIANA

B-4(a) Amended and Restated Articles of Incorporation of Entergy Louisiana effective November 15, 1999 (3(a) to Form S-3 in 333-93683).

B-4(b) By-Laws of Entergy Louisiana effective November 26, 1999, and as presently in effect (3(b) to Form S-3 in 333-93683).

ENTERGY MISSISSIPPI

B-5(a) Amended and Restated Articles of Incorporation of Entergy Mississippi effective November 12, 1999 (3(i)(f)1 to Form 10-K for the year ended December 31, 1999 in 0-320).

B-5(b) By-Laws of Entergy Mississippi effective November 26, 1999, and as presently in effect (3(ii)(f) to Form 10-K for the year ended December 31, 1999 in 0-320).

ENTERGY NEW ORLEANS

B-6(a) Amended and Restated Articles of Incorporation of Entergy New Orleans effective November 15, 1999 (3(a) to Form S-3 in 333-95599).

B-6(b) By-Laws of Entergy New Orleans effective November 30, 1999, and as presently in effect (3(b) to Form S-3 in 333-95599).

SYSTEM ENERGY

B-7(a) Amended and Restated Articles of Incorporation of System Energy and amendments thereto through April 28, 1989 (A-1(a) to Form U-1 in 70-5399).

B-7(b) By-Laws of System Energy effective July 6, 1998, and as presently in effect (3(f) to Form 10-Q for the quarter ended June 30, 1998 in 1-9067).

ENTERGY SERVICES

B-8(a) Certificate of Amendment of Certificate of Incorporation of Entergy Services, as executed May 5, 1998 (B-8(a) to Form U5S for the year ended December 31, 1998).

B-8(b) By-Laws of Entergy Services, as of July 6, 1999, and as presently in effect (B-8(b) to Form U5S for the year ended December 31, 1999).

SYSTEM FUELS, INC.

B-9(a) Articles of Incorporation of System Fuels, Inc., as executed January 3, 1972 (A-1 to Form U-1 in 70-5015).

B-9(b) By-Laws of System Fuels, Inc., as of July 12, 1999, and as presently in effect (B-9(b) to Form U5S for the year ended December 31, 1999).

ENTERGY OPERATIONS, INC.

B-10(a) Restated Certificate of Incorporation of Entergy Operations, Inc., effective June 8, 1990 (A-1(b) to Rule 24 Certificate in 70-7679).

B-10(b) By-Laws of Entergy Operations, Inc., as of August 23, 1999, and as presently in effect (B-10(b) to Form U5S for the year ended December 31, 1999).

ENTERGY POWER, INC.

B-11(a) Restated Certificate of Incorporation of Entergy Power, Inc., effective August 20, 1990 (B-11(a) to Form U5S for the year ended December 31, 1999).

B-11(b) By-Laws of Entergy Power, Inc., as amended as of October 26, 1995 and currently in effect (B-11(b) to Form U5S for the year ended December 31, 1999).

ENTERGY POWER DEVELOPMENT CORPORATION

B-12(a) Certificate of Incorporation of Entergy Power Development Corporation, as executed December 9, 1992 (B-14(a) to Form U5S for the year ended December 31, 1992).

B-12(b) By-Laws of Entergy Power Development Corporation, as amended as of October 26, 1995 and currently in effect (B-12(b) to Form U5S for the year ended December 31, 1999).

ENTERGY GULF STATES

B-13(a) Restated Articles of Incorporation of Entergy Gulf States effective November 17, 1999 (3(i)(d)1 to Form 10-K for the year ended December 31, 1999 in 1-27031).

B-13(b) By-Laws of Entergy Gulf States effective November 26, 1999, and as presently in effect (3(ii)(d) to Form 10-K for the year ended December 31, 1999 in 1-27031).

VARIBUS L.L.C.

B-14(a) Articles of Conversion of Varibus L.L.C., as executed November 6, 2000 (B-14(a) to Form U5S for the year ended December 31, 2000).

B-14(b) Certificate of Organization of Varibus L.L.C., as executed November 6, 2000 (B-14(b) to Form U5S for the year ended December 31, 2000).

PRUDENTIAL OIL AND GAS L.L.C.

B-15(a) Articles of Conversion of Prudential Oil & Gas L.L.C., as executed November 6, 2000 (B-15(a) to Form U5S for the year ended December 31, 2000).

B-15(b) Certificate of Organization of Prudential, Oil & Gas L.L.C., as executed November 6, 2000 (B-15(b) to Form U5S for the year ended December 31, 2000).

GSG&T, INC.

B-16(a) Articles of Incorporation of GSG&T, Inc., as executed May 15, 1987 (B-19(a) to Form U5B).

B-16(b) By-Laws of GSG&T, Inc., as of August 10, 1998 and currently in effect (B-16(b) to Form U5S for the year ended December 31, 1998).

SOUTHERN GULF RAILWAY LLC

B-17(a) Articles of Conversion of Southern Gulf Railway LLC, as executed December 17, 2003 (B-17(a) to Form U5S for the year ended December 31, 2003).

B-17(b) Regulations of Southern Gulf Railway LLC, as of December 17, 2003 (B-17(b) to Form U5S for the year ended December 31, 2003).

ENTERGY TECHNOLOGY HOLDING COMPANY

B-18(a) Certificate of Incorporation of Entergy Technology Holding Company, as executed February 12, 1996 (B-22(a) to Form U5S for the year ended December 31, 1996).

B-18(b) By-Laws of Entergy Technology Holding Company, as of February 12, 1996 and currently in effect (B-22(a) to Form U5S for the year ended December 31, 1996).

ENTERGY HOLDINGS, LLC

B-19(a) Certificate of Conversion to Limited Liability Company of Entergy Holdings, LLC, as executed March 27, 2003 (B-20(a) to Form U5S for the year ended December 31, 2003).

B-19(b) Limited Liability Company Agreement of Entergy Holdings, LLC, as executed March 27, 2003 (B-20(b) to Form U5S for the year ended December 31, 2003).

ENTERGY NUCLEAR, INC.

B-20(a) Certificate of Incorporation of Entergy Nuclear, Inc., as executed April 10, 1996 (B-25(a) to Form U5S for the year ended December 31, 1998).

B-20(b) By-Laws of Entergy Nuclear, Inc., as amended September 10, 1998 and currently in effect (B-25(b) to Form U5S for the year ended December 31, 1998).

ENTERGY OPERATIONS SERVICES, INC.

B-21(a) Certificate of Amendment of Certificate of Incorporation of Entergy Operations Services, Inc., as executed July 9, 1996 (B-26(a) to Form U5S for the year ended December 31, 1998).

B-21(b) By-Laws of Entergy Operations Services, Inc., as amended October 9, 1998 and currently in effect (B-26(b) to Form U5S for the year ended December 31, 1998).

ENTERGY NUCLEAR HOLDING COMPANY # 1

B-22(a) Certificate of Amendment of Certificate of Incorporation of Entergy Nuclear Holding Company #1, as executed November 15, 2000 (B-25(a) to Form U5S for the year ended December 31, 2000).

B-22(b) By-Laws of Entergy Nuclear Holding Company #1, as amended July 6, 1999 and currently in effect (B-27(b) to Form U5S for the year ended December 31, 1999).

ENTERGY NUCLEAR HOLDING COMPANY # 2

B-23(a) Certificate of Incorporation of Entergy Nuclear Holding Company #2, as executed May 9, 2000 (B-26(a) to Form U5S for the year ended December 31, 2000).

B-23(b) By-Laws of Entergy Nuclear Holding Company #2, as of May 9, 2000 and currently in effect (B-26(b) to Form U5S for the year ended December 31, 2000).

ENTERGY NUCLEAR HOLDING COMPANY

B-24(a) Certificate of Amendment of Certificate of Incorporation of Entergy Nuclear Holding Company, as executed August 31, 2001 (B-25(a) to Form U5S for the year ended December 31, 2001).

B-24(b) By-Laws of Entergy Nuclear Holding Company, as of October 24, 2000 and currently in effect (B-28(b) to Form U5S for the year ended December 31, 2000).

ENTERGY RETAIL HOLDING COMPANY

B-25(a) Certificate of Incorporation of Entergy Retail Holding Company, as executed August 23, 2000 (B-29(a) to Form U5S for the year ended December 31, 2000).

B-25(b) By-Laws of Entergy Retail Holding Company, as of August 23, 2000 and currently in effect (B-29(b) to Form U5S for the year ended December 31, 2000).

ENTERGY VENTURES HOLDING COMPANY, INC.

B-26(a) Certificate of Incorporation of Entergy Ventures Holding Company, Inc., as executed November 3, 2000 (B-30(a) to Form U5S for the year ended December 31, 2000).

B-26(b) By-Laws of Entergy Ventures Holding Company, Inc., as of November 3, 2000 and currently in effect (B-30(b) to Form U5S for the year ended December 31, 2000).

ENTERGY RESOURCES, INC.

B-27(a) Certificate of Amendment of Certificate of Incorporation of Entergy Resources, Inc., as executed July 26, 2000 (B-31(a) to Form U5S for the year ended December 31, 2000).

B-27(b) By-Laws of Entergy Resources, Inc., as of July 26, 2000 and currently in effect (B-31(b) to Form U5S for the year ended December 31, 2000).

ENTERGY PROCUREMENT EXCHANGE HOLDING CORPORATION

B-28(a) Certificate of Incorporation of Entergy Procurement Exchange Holding Corporation, as executed May 30, 2000 (B-33(a) to Form U5S for the year ended December 31, 2000).

B-28(b) By-Laws of Entergy Procurement Exchange Holding Corporation, as of May 30, 2000 and currently in effect (B-33(b) to Form U5S for the year ended December 31, 2000).

ENTERGY INTERNATIONAL HOLDING LTD., LLC

B-29(a) Amendment No. 1 to the Limited Liability Company Agreement of Entergy International Holding Ltd., LLC, as executed March 12, 1998 (B-34(a) to Form U5S for the year ended December 31, 2000).

ENTERGY GLOBAL POWER OPERATIONS CORPORATION

*B-30(a) Certificate of Incorporation of Entergy Global Power Operations Corporation, as executed October 15, 2003.

B-30(b) By-Laws of Entergy Global Power Operations Corporation, as of December 31, 1997 and currently in effect (B-35(b) to Form U5S for the year ended December 31, 2000).

ENTERGY POWER E&C HOLDINGS, LLC

*B-31(a) Certificate of Formation of Entergy Power E&C Holdings, LLC, as executed August 30, 2000.

*B-31(b) Limited Liability Company Agreement of Entergy Power E&C Holdings, LLC, as executed August 30, 2000.

ENTERGY GLOBAL TRADING HOLDINGS, LTD.

B-32(a) Certificate of Incorporation of Entergy Global Trading Holdings, Ltd., as executed April 30, 1998 (B-35(a) to Form U5S for the year ended December 31, 2001).

B-32(b) Memorandum of Association, as of April 30, 1998 and currently in effect (B-35(b) to Form U5S for the year ended December 31, 2002

ENTERGY NUCLEAR FINANCE HOLDING, INC.

B-33(a) Amended and Restated Articles of Incorporation of Entergy Nuclear Finance Holding Inc., as executed August 24, 2001 (B-39(a) to Form U5S for the year ended December 31, 2001).

B-33(b) By-laws of Entergy Nuclear Finance Holding Inc., as of August 17, 2001 and currently in effect (B-39(b) to Form U5S for the year ended December 31, 2001).

ENTERGY CORPORATION

C-1(a) See C-2(a) through C-7(e) below for instruments defining the rights of holders of long-term debt of Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans and System Energy.

C-1(b) Credit Agreement, dated as of May 31, 2002, among Entergy Corporation, as Borrower, Bayerische Hypo- und Vereinsbank AG, New York Branch, as Bank, and Bayerische Hypo-und Vereinsbank AG, New York Branch, as Administrative Agent (4(a)2 to Form 10-K for the year ended December 31, 2004 in 1-11299).

C-1(c) First Amendment dated as of June 6, 2003, to the Credit Agreement dated May 31, 2002 (4(a)3 to Form 10-K for the year ended December 31, 2004 in 1-11299).

C-1(d) Credit Agreement, dated as of November 24, 2003, among Entergy Corporation, Bayerische Hypo-und Vereinsbank AG, New York Branch, the Bank, and Bayerische Hypo-und Vereinsbank AG, New York Branch, as Administrative Agent (4(a)11 to Form 10-K for the year ended December 31, 2003 in 1-11299).

C-1(e) Credit Agreement, dated as of May 13, 2004, among Entergy Corporation, the Banks (Citibank, N.A., ABN AMRO Bank N.V., BNP Paribas, J. P. Morgan Chase Bank, The Royal Bank of Scotland plc, Barclays Bank PLC, Calyon New York Branch, KeyBank National Association, Morgan Stanley Bank, The Bank of New York, Wachovia Bank, N.A., Credit Suisse First Boston (Cayman Islands Branch), Mellon Bank, N.A., Regions Bank, Societe Generale, Union Bank of California, N.A., Bayerische Hypo-und Vereinsbank AG (New York Branch), Deutsche Bank AG New York Branch, KBC Bank N.V., Lehman Brothers Bank, FSB, Mizuho Corporate Bank Limited, The Bank of Nova Scotia, UFJ Bank Limited, and West LB AG, New York Branch, Citibank, N.A., as Administrative Agent and LC Issuing Bank, and ABN AMRO Bank, N.V., as LC Issuing Bank (4(d) to Form 10-Q for the quarter ended June 30, 2004 in 1-11299).

C-1(f) Credit Agreement, dated as of December 14, 2004, among Entergy Corporation, the Banks (Citibank, N.A., ABN AMRO Bank N.V., BNP Paribas, J. P. Morgan Chase Bank, The Royal Bank of Scotland plc, Barclays Bank PLC, Calyon New York Branch, KeyBank National Association, Morgan Stanley Bank, The Bank of New York, Wachovia Bank, N.A., Credit Suisse First Boston (Cayman Islands Branch), Mellon Bank, N.A., Regions Bank, Societe Generale, Union Bank of California, N.A., Bayerische Hypo-und Vereinsbank AG (New York Branch), Deutsche Bank AG New York Branch, KBC Bank N.V., Lehman Brothers Bank, FSB, Mizuho Corporate Bank Limited, The Bank of Nova Scotia, and West LB AG, New York Branch, Citibank, N.A., as Administrative Agent and LC Issuing Bank, and ABN AMRO Bank, N.V., as LC Issuing Bank (99 to Form 8-K dated December 20, 2004 in 1-11299).

C-1(g) Indenture, dated as of December 1, 2002, between Entergy Corporation and Deutsche Bank Trust Company Americas, as Trustee (4(a)4 to Form 10-K for the year ended December 31, 2002 in 1-11299).

C-1(h) Officer' Certificate for Entergy Corporation relating to 7.75% Senior Notes due December 15, 2009 (10(a)5 to Form 10-K for the year ended December 31, 2002 in 1-11299).

C-1(i) Officer' Certificate for Entergy Corporation relating to 6.17% Senior Notes due March 15, 2008 (4(c) to Form 10-Q for the quarter ended March 31, 2003 in 1-11299).

C-1(j) Officer' Certificate for Entergy Corporation relating to 7.06% Senior Notes due March 15, 2011 (4(d) to Form 10-Q for the quarter ended March 31, 2003 in 1-11299).

C-1(k) Officer' Certificate for Entergy Corporation relating to 6.58% Senior Notes due May 15, 2010 (4(d) to Form 10-Q for the quarter ended June 30, 2003 in 1-11299).

C-1(l) Officer' Certificate for Entergy Corporation relating to 6.13% Senior Notes due September 15, 2008 (4(a) to Form 10-Q for the quarter ended September 30, 2003 in 1-11299).

C-1(m) Officer' Certificate for Entergy Corporation relating to 6.23% Senior Notes due March 15, 2008 (4(a)9 to Form 10-K for the year ended December 31, 2003 in 1-11299).

C-1(n) Officer' Certificate for Entergy Corporation relating to 6.90% Senior Notes due November 15, 2010 (4(a)10 to Form 10-K for the year ended December 31, 2003 in 1-11299).

ENTERGY ARKANSAS

*C-2(a) Mortgage and Deed of Trust, dated as of October 1, 1944, as amended by sixty-four Supplemental Indentures (Filed, respectively, as the exhibits and in the file numbers indicated: 7(d) in 2-5463 (Mortgage); 7(b) in 2-7121 (First); 7(c) in 2-7605 (Second); 7(d) in 2-8100 (Third); 7(a)-4 in 2-8482 (Fourth); 7(a)-5 in 2-9149 (Fifth); 4(a)-6 in 2-9789 (Sixth); 4(a)-7 in 2-10261 (Seventh); 4(a)-8 in 2-11043 (Eighth); 2(b)-9 in 2-11468 (Ninth); 2(b)-10 in 2-15767 (Tenth); D in 70-3952 (Eleventh); D in 70-4099 (Twelfth); 4(d) in 2-23185 (Thirteenth); 2(c) in 2-24414 (Fourteenth); 2(c) in 2-25913 (Fifteenth); 2(c) in 2-28869 (Sixteenth); 2(d) in 2-28869 (Seventeenth); 2(c) in 2-35107 (Eighteenth); 2(d) in 2-36646 (Nineteenth); 2(c) in 2-39253 (Twentieth); 2(c) in 2-41080 (Twenty-first); C-1 to Rule 24 Certificate in 70-5151 (Twenty-second); C-1 to Rule 24 Certificate in 70-5257 (Twenty-third); C to Rule 24 Certificate in 70-5343 (Twenty-fourth); C-1 to Rule 24 Certificate in 70-5404 (Twenty-fifth); C to Rule 24 Certificate in 70-5502 (Twenty-sixth); C-1 to Rule 24 Certificate in 70-5556 (Twenty-seventh); C-1 to Rule 24 Certificate in 70-5693 (Twenty-eighth); C-1 to Rule 24 Certificate in 70-6078 (Twenty-ninth); C-1 to Rule 24 Certificate in 70-6174 (Thirtieth); C-1 to Rule 24 Certificate in 70-6246 (Thirty-first); C-1 to Rule 24 Certificate in 70-6498 (Thirty-second); A-4b-2 to Rule 24 Certificate in 70-6326 (Thirty-third); C-1 to Rule 24 Certificate in 70-6607 (Thirty-fourth); C-1 to Rule 24 Certificate in 70-6650 (Thirty-fifth); C-1 to Rule 24 Certificate, dated December 1, 1982, in 70-6774 (Thirty-sixth); C-1 to Rule 24 Certificate, dated February 17, 1983, in 70-6774 (Thirty-seventh); A-2(a) to Rule 24 Certificate, dated December 5, 1984, in 70-6858 (Thirty-eighth); A-3(a) to Rule 24 Certificate in 70-7127 (Thirty-ninth); A-7 to Rule 24 Certificate in 70-7068 (Fortieth); A-8(b) to Rule 24 Certificate, dated July 6, 1989, in 70-7346 (Forty-first); A-8(c) to Rule 24 Certificate, dated February 1, 1990, in 70-7346 (Forty-second); 4 to Form 10-Q for the quarter ended September 30, 1990, in 1-10764 (Forty-third); A-2(a) to Rule 24 Certificate, dated November 30, 1990, in 70-7802 (Forty-fourth); and A-2(b) to Rule 24 Certificate, dated January 24, 1991, in 70-7802 (Forty-fifth); and 4(d)(2) in 33-54298 (Forty-sixth) 4(c)(2) to Form 10-K for the year ended December 31, 1992 in 1-10764 (Forty-seventh); 4(b) to Form 10-Q for the quarter ended June 30, 1993 in 1-10764 (Forty-eighth); 4(c) to Form 10-Q for the quarter ended June 30, 1993 in 1-10764 (Forty-ninth); 4(b) to Form 10-Q for the quarter ended September 30, 1993 in 1-10764 (Fiftieth); 4(c) to Form 10-Q for the quarter ended September 30, 1993 in 1-10764 (Fifty-first); 4(a) to Form 10-Q for the quarter ended June 30, 1994 (Fifty-second); C-2 to Form U5S for the year ended December 31, 1995 (Fifty-third); C-2(a) to Form U5S for the year ended December 31, 1996 (Fifty-fourth); 4(a) to Form 10-Q for the quarter ended March 31, 2000 in 1-10764 (Fifty-fifth); 4(a) to Form 10-Q for the quarter ended September 30, 2001 in 1-10764 (Fifty-sixth); C-2(a) to Form U5S for the year ended December 31, 2001 (Fifty-seventh); 4(c)1 to Form 10-K for the year ended December 31, 2002 (Fifty-eighth); 4(a) to Form 10-Q for the quarter ended June 30, 2003 in 1-10764 (Fifty-ninth); 4(f) to Form 10-Q for the quarter ended June 30, 2003 in 1-10764 (Sixtieth); 4(h) to Form 10-Q for the quarter ended June 30, 2003 in 1-10764 (Sixty-first); 4(e) to Form 10-Q for the quarter ended September 30, 2004 in 1-10764 (Sixty-second); 4(c)1 to Form 10-K for the year ended December 31, 2004 in 1-10764 (Sixty-third); and (Sixty-fourth)).

ENTERGY LOUISIANA

C-3(a) Mortgage and Deed of Trust, dated as of April 1, 1944, as amended by fifty-nine Supplemental Indentures (Filed, respectively, as the exhibits and in the file numbers indicated: 7(d) in 2-5317 (Mortgage); 7(b) in 2-7408 (First); 7(c) in 2-8636 (Second); 4(b)-3 in 2-10412 (Third); 4(b)-4 in 2-12264 (Fourth); 2(b)-5 in 2-12936 (Fifth); D in 70-3862 (Sixth); 2(b)-7 in 2-22340 (Seventh); 2(c) in 2-24429 (Eighth); 4(c)-9 in 2-25801 (Ninth); 4(c)-10 in 2-26911 (Tenth); 2(c) in 2-28123 (Eleventh); 2(c) in 2-34659 (Twelfth); C to Rule 24 Certificate in 70-4793 (Thirteenth); 2(b)-2 in 2-38378 (Fourteenth); 2(b)-2 in 2-39437 (Fifteenth); 2(b)-2 in 2-42523 (Sixteenth); C to Rule 24 Certificate in 70-5242 (Seventeenth); C to Rule 24 Certificate in 70-5330 (Eighteenth); C-1 to Rule 24 Certificate in 70-5449 (Nineteenth); C-1 to Rule 24 Certificate in 70-5550 (Twentieth); A-6(a) to Rule 24 Certificate in 70-5598 (Twenty-first); C-1 to Rule 24 Certificate in 70-5711 (Twenty-second); C-1 to Rule 24 Certificate in 70-5919 (Twenty-third); C-1 to Rule 24 Certificate in 70-6102 (Twenty-fourth); C-1 to Rule 24 Certificate in 70-6169 (Twenty-fifth); C-1 to Rule 24 Certificate in 70-6278 (Twenty-sixth); C-1 to Rule 24 Certificate in 70-6355 (Twenty-seventh); C-1 to Rule 24 Certificate in 70-6508 (Twenty-eighth); C-1 to Rule 24 Certificate in 70-6556 (Twenty-ninth); C-1 to Rule 24 Certificate in 70-6635 (Thirtieth); C-1 to Rule 24 Certificate in 70-6834 (Thirty-first); C-1 to Rule 24 Certificate in 70-6886 (Thirty-second); C-1 to Rule 24 Certificate in 70-6993 (Thirty-third); C-2 to Rule 24 Certificate in 70-6993 (Thirty-fourth); C-3 to Rule 24 Certificate in 70-6993 (Thirty-fifth); A-2(a) to Rule 24 Certificate in 70-7166 (Thirty-sixth); A-2(a) to Rule 24 Certificate in 70-7226 (Thirty-seventh); C-1 to Rule 24 Certificate in 70-7270 (Thirty-eighth)); 4(a) to Quarterly Report on Form 10-Q for the quarter ended June 30, 1988, in 1-8474 (Thirty-ninth); A-2(b) to Rule 24 Certificate in 70-7553 (Fortieth); A-2(d) to Rule 24 Certificate in 70-7553 (Forty-first); A-3(a) to Rule 24 Certificate, in 70-7822 (Forty-second); A-3(b) to Rule 24 Certificate in 70-7822 (Forty-third); A-2(b) to Rule 24 Certificate in 70-7822 (Forty-fourth); and A-3(c) to Rule 24 Certificate in 70-7822 (Forty-fifth); A-2(c) to Rule 24 Certificate dated April 7, 1993 in 70-7822 (Forty-sixth); A-3(d) to Rule 24 Certificate dated June 4, 1993 in 70-7822 (Forth-seventh); A-3(e) to Rule 24 Certificate dated December 21, 1993 in 70-7822 (Forty-eighth); A-3(f) to Rule 24 Certificate dated August 1, 1994 in 70-7822 (Forty-ninth); A-4(c) to Rule 24 Certificate dated September 28, 1994 in 70-7653 (Fiftieth); A-2(a) to Rule 24 Certificate dated April 4, 1996 in 70-8487 (Fifty-first); A-2(a) to Rule 24 Certificate dated April 3, 1998 in 70-9141 (Fifty-second); A-2(b) to Rule 24 Certificate dated April 9, 1999 in 70-9141 (Fifty-third); A-3(a) to Rule 24 Certificate dated July 6, 1999 in 70-9141 (Fifty-fourth); A-2(c) to Rule 24 Certificate dated June 2, 2000 in 70-9141 (Fifty-fifth); A-2(d) to Rule 24 Certificate dated April 4, 2002 in 70-9141 (Fifty-sixth); A-3(a) to Rule 24 Certificate dated March 30, 2004 in 70-10086 (Fifty-seventh); A-3(b) to Rule 24 Certificate dated October 15, 2004 in 70-10086 (Fifty-eighth); and A-3(c) to Rule 24 Certificate dated October 26, 2004 in 70-10086 (Fifty-ninth)).

C-3(b) Facility Lease No. 1, dated as of September 1, 1989, between First National Bank of Commerce, as Owner Trustee, and Entergy Louisiana (4(c)-1 in Registration No. 33-30660), as supplemented by Lease Supplement No. 1 dated as of July 1, 1997 (attached to Refunding Agreement No. 1, dated as of June 27, 1997, with such Refunding Agreement filed as Exhibit 2 to Current Report on Form 8-K, dated July 14, 1997 in 1-8474).

C-3(c) Facility Lease No. 2, dated as of September 1, 1989, between First National Bank of Commerce, as Owner Trustee, and Entergy Louisiana (4(c)-2 in Registration No. 33-30660), as supplemented by Lease Supplemental No. 1 dated as of July 1, 1997 (attached to Refunding Agreement No. 2, dated as of June 27, 1997, with such Refunding Agreement filed as Exhibit 3 to Current Report on Form 8-K, dated July 14, 1997 in 1-8474).

C-3(d) Facility Lease No. 3, dated as of September 1, 1989, between First National Bank of Commerce, as Owner Trustee, and Entergy Louisiana (4(c)-3 in Registration No. 33-30660), as supplemented by Lease Supplemental No. 1 dated as of July 1, 1997 (attached to Refunding Agreement No. 3, dated as of June 27, 1997, with such Refunding Agreement filed as Exhibit 4 to Current Report on Form 8-K, dated July 14, 1997 in 1-8474).

ENTERGY MISSISSIPPI

C-4(a) Mortgage and Deed of Trust, dated as of February 1, 1988, as amended by twenty-four Supplemental Indentures (Filed, respectively, as the exhibits and in the file numbers indicated: A-2(a)-2 to Rule 24 Certificate in 70-7461 (Mortgage); A-2(b)-2 to Rule 24 Certificate in 70-7461 (First); A-5(b) to Rule 24 Certificate in 70-7419 (Second); A-4(b) to Rule 24 Certificate in 70-7554 (Third); A-1(b)-1 to Rule 24 Certificate in 70-7737 (Fourth); A-2(b) to Rule 24 Certificate in 70-7914 (Fifth); A-2(e) to Rule 24 Certificate in 70-7914 (Sixth); A-2(g) to Form U-1 in 70-7914 (Seventh); A-2(i) to Rule 24 Certificate in 70-7914 (Eighth); A-2(j) to Rule 24 Certificate dated July 22, 1994 in 70-7914 (ninth); A-2(l) to Rule 24 Certificate dated April 21, 1995 in 70-7914 (Tenth); A-2(a) to Rule 24 Certificate dated June 27, 1997 in 70-8719 (Eleventh); A-2(b) to Rule 24 Certificate dated April 16, 1998 in 70-8719(Twelfth); A-2(c) to Rule 24 Certificate dated May 12, 1999 in 70-8719 (Thirteenth); A-3(a) to Rule 24 Certificate dated June 8, 1999 in 70-8719 (Fourteenth); A-2(d) to Rule 24 Certificate dated February 24, 2000 in 70-8719 (Fifteenth); A-2(a) to Rule 24 Certificate dated February 9, 2001 in 70-9757 (Sixteenth); A-2(b) to Rule 24 Certificate dated October 31, 2002 in 70-9757 (Seventeenth); A-2(c) to Rule 24 Certificate dated December 2, 2002 in 70-9757 (Eighteenth); A-2(d) to Rule 24 Certificate dated February 6, 2003 in 70-9757 (Nineteenth); A-2(e) to Rule 24 Certificate dated April 4, 2003 in 70-9757 (Twentieth); A-2(f) to Rule 24 Certificate dated June 6, 2003 in 70-9757 (Twenty-first); A-3(a) to Rule 24 Certificate dated April 8, 2004 in 70-10157 (Twenty-second); A-3(b) to Rule 24 Certificate dated April 29, 2004 in 70-10157 (Twenty-third); and A-3(c) to Rule 24 Certificate dated October 4, 2004 in 70-10157 (Twenty-fourth)).

ENTERGY NEW ORLEANS

C-5(a) Mortgage and Deed of Trust, dated as of May 1, 1987, as amended by thirteen Supplemental Indentures (Filed, respectively, as the exhibits and in the file numbers indicated: A-2(c) to Rule 24 Certificate in 70-7350 (Mortgage); A-5(b) to Rule 24 Certificate in 70-7350 (First); A-4(b) to Rule 24 Certificate in 70-7448 (Second); 4(f)4 to Form 10-K for the year ended December 31, 1992 in 0-5807 (Third); 4(a) to Form 10-Q for the quarter ended September 30, 1993 in 0-5807 (Fourth); 4(a) to Form 8-K dated April 26, 1995 in 0-5807 (Fifth); 4(a) to Form 8-K dated March 22, 1996 in 0-5807 (Sixth); 4(b) to Form 10-Q for the quarter ended June 30, 1998 in 0-5807 (Seventh); 4(d) to Form 10-Q for the quarter ended June 30, 2000 in 0-5807 (Eighth); C-5(a) to Form U5S for the year ended December 31, 2000 (Ninth); 4(b) to Form 10-Q for the quarter ended September 30, 2002 in 0-5807 (Tenth); 4(k) to Form 10-Q for the quarter ended June 30, 2003 in 0-5807 (Eleventh); 4(a) to Form 10-Q for the quarter ended September 30, 2004 in 0-5807 (Twelfth); and 4(b) to Form 10-Q for the quarter ended September 30, 2004 in 0-5807 (Thirteenth)).

SYSTEM ENERGY

C-6(a) Mortgage and Deed of Trust, dated as of June 15, 1977, as amended by twenty-two Supplemental Indentures (Filed, respectively, as the exhibits and in the file numbers indicated: A-1 in 70-5890 (Mortgage); B and C to Rule 24 Certificate in 70-5890 (First); B to Rule 24 Certificate in 70-6259 (Second); 20(a)-5 to Form 10-Q for the quarter ended June 30, 1981, in 1-3517 (Third); A-1(e)-1 to Rule 24 Certificate in 70-6985 (Fourth); B to Rule 24 Certificate in 70-7021 (Fifth); B to Rule 24 Certificate in 70-7021 (Sixth); A-3(b) to Rule 24 Certificate in 70-7026 (Seventh); A-3(b) to Rule 24 Certificate in 70-7158 (Eighth); B to Rule 24 Certificate in 70-7123 (Ninth); B-1 to Rule 24 Certificate in 70-7272 (Tenth); B-2 to Rule 24 Certificate in 70-7272 (Eleventh); B-3 to Rule 24 Certificate in 70-7272 (Twelfth); B-1 to Rule 24 Certificate in 70-7382 (Thirteenth); and B-2 to Rule 24 Certificate in 70-7382 (Fourteenth); A-2(c) to Rule 24 Certificate in 70-7946 (Fifteenth); A-2(c) to Rule 24 Certificate in 70-7946 (Sixteenth); A-2(d) to Rule 24 Certificate in 70-7946 (Seventeenth); A-2(e) to Rule 24 Certificate in 70-7946 (Eighteenth); A-2(g) to Rule 24 Certificate dated May 6, 1994 in 70-7946 (Nineteenth); A-2(a)(1) to Rule 24 Certificate dated August 8, 1996 in 70-8511 (Twentieth); A-2(a)(2) to Rule 24 Certificate dated August 8, 1996 in 70-8511 (Twenty-first); and A-2(a) to Rule 24 Certificate dated October 4, 2002 in 70-9753 (Twenty-second)).

C-6(b) Facility Lease No. 1, dated as of December 1, 1988, between Meridian Trust Company and Stephen M. Carta, (Steven Kaba, successor) as Owner Trustees, and System Energy (B-2(c)(1) to Rule 24 Certificate, dated January 9, 1989 in 70-7561), as supplemented by Lease Supplement No. 1 dated as of April 1, 1989 (B-22(b) (1) to Rule 24 Certificate dated April 21, 1989 in 70-7561), Lease Supplement No. 2 dated as of January 1, 1994 (B-3(d) to Rule 24 Certificate dated January 31, 1994 in 70-8215), and Lease Supplement No. 3 dated as of May 1, 2004 (B-3(d) to Rule 24 Certificate dated June 4, 2004 in 70-10182).

C-6(c) Facility Lease No. 2, dated as of December 1, 1988, between Meridian Trust Company and Stephen M. Carta, (Steven Kaba, successor), as Owner Trustees, and System Energy (B-2(c)(2) to Rule 24 Certificate, dated January 9, 1989 in 70-7561), as supplemented by Lease Supplement No. 1 dated as of April 1, 1989 (B-22(b) (2) to Rule 24 Certificate dated April 21, 1989 in 70-7561), Lease Supplement No. 2 dated as of January 1, 1994 (B-4(d) Rule 24 Certificate dated January 31, 1994 in 70-8215), and Lease Supplement No.3 dated as of May 1, 2004 (B-4(d) to Rule 24 Certificate dated June 4, 2004 in 70-10182).

ENTERGY GULF STATES

C-7(a) Indenture of Mortgage, dated September 1, 1926, as amended by certain Supplemental Indentures (B-a-I-1 in 2-2449 (Mortgage); 7-A-9 in 2-6893 (Seventh); B to Form 8-K dated September 1, 1959 (Eighteenth); B to Form 8-K dated February 1, 1966 (Twenty-second); B to Form 8-K dated March 1, 1967 (Twenty-third); C to Form 8-K dated March 1, 1968 (Twenty-fourth); B to Form 8-K dated November 1, 1968 (Twenty-fifth); B to Form 8-K dated April 1, 1969 (Twenty-sixth); 2-A-8 in 2-66612 (Thirty-eighth); 4-2 to Form 10-K for the year ended December 31, 1984 in 1-27031 (Forty-eighth); 4-2 to Form 10-K for the year ended December 31, 1988 in 1-27031 (Fifty-second); 4 to Form 10-K for the year ended December 31, 1991 in 1-27031 (Fifty-third); 4 to Form 8-K dated July 29, 1992 in 1-27031 (Fifth-fourth); 4 to Form 10-K dated December 31, 1992 in 1-27031 (Fifty-fifth); 4 to Form 10-Q for the quarter ended March 31, 1993 in 1-27031 (Fifty-sixth); 4-2 to 2-76551 (Fifty-seventh); 4(b) to Form 10-Q for the quarter ended March 31, 1999 in 1-27031 (Fifty-eighth); A-2(a) to Rule 24 Certificate dated June 23, 2000 in 70-8721 (Fifty-ninth); A-2(a) to Rule 24 Certificate dated September 10, 2001 in 70-9751 (Sixtieth); A-2(b) to Rule 24 Certificate dated November 18, 2002 in 70-9751 (Sixty-first); A-2(c) to Rule 24 Certificate dated December 6, 2002 in 70-9751 (Sixty-second); A-2(d) to Rule 24 Certificate dated June 16, 2003 in 70-9751 (Sixty-third); A-2(e) to Rule 24 Certificate dated June 27, 2003 in 70-9751 (Sixty-fourth); A-2(f) to Rule 24 Certificate dated July 11, 2003 in 70-9751 (Sixty-fifth); A-2(g) to Rule 24 Certificate dated July 28, 2003 in 70-9751 (Sixty-sixth); A-3(i) to Rule 24 Certificate dated November 4, 2004 in 70-10158 (Sixty-seventh); A-3(ii) to Rule 24 Certificate dated November 23, 2004 in 70-10158 (Sixty-eighth); and A-3(iii) to Rule 24 Certificate dated February 16, 2005 in 70-10158 (Sixty-ninth)).

C-7(b) Indenture, dated March 21, 1939, accepting resignation of The Chase National Bank of the City of New York as trustee and appointing Central Hanover Bank and Trust Company as successor trustee (B-a-1-6 in 2-4076).

ENTERGY CORPORATION SYSTEM COMPANIES

D-1 Copy of the Middle South Utilities, Inc. and Subsidiary Companies Intercompany Income Tax Allocation Agreement, dated April 28, 1988 (D-1 to Form U5S for the year ended December 31, 1987).

D-2 Copy of First Amendment to the Middle South Utilities, Inc. and Subsidiary Companies Intercompany Income Tax Allocation Agreement, dated January 1, 1990 (D-2 to Form U5S for the year ended December 31, 1989).

D-3 Copy of Second Amendment to the Entergy Corporation and Subsidiary Companies Intercompany Income Tax Allocation Agreement, dated January 1, 1992 (D-3 to Form U5S for the year ended December 31, 1992).

D-4 Copy of Third Amendment to the Entergy Corporation and Subsidiary Companies Intercompany Income Tax Allocation Agreement, dated January 1, 1994 (D-3(a) to Form U5S for the year ended December 31, 1993).

D-5 Copy of Fourth Amendment to the Entergy Corporation and Subsidiary Companies Intercompany Income Tax Allocation Agreement, dated April 1, 1997 (D-5 to Form U5S for the year ended December 31, 1996).

*F Entergy Arkansas Preferred Stock Redeemed During 2004; Entergy Arkansas Long-Term Debt, including First Mortgage Bonds, Retired During 2004; Entergy Gulf States Preferred Stock Redeemed During 2004; Entergy Gulf States Long-Term Debt Retired During 2004; Entergy Louisiana Preferred Stock Redeemed During 2004; Entergy Louisiana Long-Term Debt, including First Mortgage Bonds, Retired During 2004; Entergy Mississippi Preferred Stock Redeemed During 2004; Entergy Mississippi Long-Term Debt, including First Mortgage Bonds, Retired During 2004; Entergy New Orleans Preferred Stock Redeemed During 2004; Entergy New Orleans General & Refunding Mortgage Bonds Retired During 2004; and System Energy Long-Term Debt, including First Mortgage Bonds Retired during 2004.

G See "Item 1 System Companies and Investments Therein as of December 31, 2004" for a copy of the organization chart of Entergy Corporation and its subsidiaries, showing the relationship of each EWG or foreign utility in which the system holds an interest to other system companies, dated December 31, 2004.

*H-1 Independent Auditors' Report, Financial Statements and Notes to Financial Statements of Entergy Power Development Corporation for the year ended December 31, 2004 (Exhibit H-1 is being filed pursuant to Rule 104.).

*H-2 Independent Auditors' Report, Financial Statements and Notes to Financial Statements of Entergy Nuclear Holding Company #1 for the year ended December 31, 2004 (Exhibit H-2 is being filed pursuant to Rule 104.).

*H-3 Independent Auditors' Report, Financial Statements and Notes to Financial Statements of Entergy Nuclear Holding Company #3 for the year ended December 31, 2004 (Exhibit H-3 is being filed pursuant to Rule 104.).

*H-4 Independent Auditors' Report, Financial Statements and Notes to Financial Statements of Entergy Power Ventures, LP for the year ended December 31, 2004 (Exhibit H-4 is being filed pursuant to Rule 104.).

*H-5 Independent Auditors' Report, Financial Statements and Notes to Financial Statements of Warren Power, LLC for the year ended December 31, 2004 (Exhibit H-5 is being filed pursuant to Rule 104.).

*H-6 Independent Auditors' Report, Financial Statements and Notes to Financial Statements of Top Deer Wind Ventures, LLC for the year ended December 31, 2004 (Exhibit H-6 is being filed pursuant to Rule 104.).

_______________________

*

Exhibits indicated by an asterisk preceding the exhibit number are filed herewith. The balance of the exhibits have heretofore been filed with the Securities and Exchange Commission, respectively, as the exhibits and in the file numbers indicated and are incorporated herein by reference.

The Jackson Gas Light Company, Entergy Power & Light Company and The Light, Heat and Water Company of Jackson, Mississippi are inactive companies and copies of exhibits are not included for this reason. No exhibits pertaining to ARKCO are included. (See notes (4) and (5) to Item 1 of this Form.)

EXHIBIT F

ITEM 4. SUPPORTING SCHEDULES

Entergy Arkansas: Long-Term Debt Redeemed in 2004
Series	Interest Rate	Maturity Date	Principal Amount	Consideration
Junior Subordinated Deferred Interest Debentures	8.50%	09/30/2045	$61,856,000	$61,856,000

Entergy Gulf States: Preferred Stock Redeemed in 2004
Series	Dividend Rate		Number of Shares	Consideration
Adjustable Rate Series A	7.00%		12,000	$1,200,000
Adjustable Rate Series B	7.00%		45,000	$2,250,000
			57,000	$3,450,000

Entergy Gulf States: Long-Term Debt Redeemed in 2004
Series	Interest Rate	Maturity Date	Principal Amount	Consideration
First Mortgage Bonds	LIBOR + .90%	06/18/2007	$275,000,000	$275,000,000
First Mortgage Bonds	5.20%	12/03/2007	$200,000,000	$200,000,000
			$475,000,000	$475,000,000

Entergy Gulf States: Long-Term Debt Retired in 2004
Series	Interest Rate	Maturity Date	Principal Amount	Consideration
First Mortgage Bonds	8.25%	04/01/2004	$292,000,000	$292,000,000

Entergy Louisiana: Long-Term Debt Retired in 2004
Series
	Interest Rate	Maturity Date	Principal Amount	Consideration
Waterford 3 Sale/Leaseback Principal payment			$14,808,600	$14,808,600

Entergy Louisiana: Long-Term Debt Redeemed in 2004
Series
	Interest Rate	Maturity Date	Principal Amount	Consideration
Junior Subordinated Deferred Interest Debentures	9.00%	09/30/2045	$72,165,000	$72,165,000
First Mortgage Bonds	6.50%	03/01/2008	$115,000,000	$115,000,000
			$187,165,000	$187,165,000

Entergy Mississippi: Long-Term Debt Redeemed in 2004
Series	Interest Rate	Maturity Date	Principal Amount	Consideration
General & Refunding Mortgage Bonds	7.70%	07/15/2023	$60,000,000	$60,000,000
General & Refunding Mortgage Bonds	6.45%	04/01/2008	$80,000,000	$80,000,000
Pollution Control Refunding Bonds	7.00%	04/01/2022	$8,095,000	$8,095,000
Pollution Control Refunding Bonds	7.00%	04/01/2022	$7,935,000	$7,935,000
			$156,030,000	$156,030,000

EXHIBIT F

ITEM 4. SUPPORTING SCHEDULES (continued)

Entergy Mississippi: Long-Term Debt Retired in 2004
Series	Interest Rate	Maturity Date	Principal Amount	Consideration
First Mortgage Bonds	6.20%	05/01/2004	$75,000,000	$75,000,000

Entergy New Orleans: Long-Term Debt Redeemed in 2004
Series	Interest Rate	Maturity Date	Principal Amount	Consideration
General & Refunding Mortgage Bonds	7.55%	09/01/2023	$45,000,000	$45,000,000
General & Refunding Mortgage Bonds	5.6%	09/01/2024	$30,000,000	$30,000,000
			$75,000,000	$75,000,000

System Energy: Long-Term Debt Retired in 2004
Series	Interest Rate	Maturity Date	Principal Amount	Consideration
Pollution Control Refunding Bonds	7.30%	05/01/2025	$7,625,000	$7,625,000

*	All retirements of securities were made in reliance on Rule 42 promulgated under the Holding Company Act.

SIGNATURES

The undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.

ENTERGY CORPORATION

By:   /s/ Nathan E. Langston
Nathan E. Langston
Senior Vice President and Chief Accounting Officer

Dated:  April 29, 2005

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2004
(In Thousands, Except Share Data)

				INTERCOMPANY
				ELIMINATIONS
				AND		ENTERGY		ENTERGY		ENTERGY
		CONSOLIDATED		ADJUSTMENTS		ARKANSAS		GULF STATES		LOUISIANA

Operating Revenues:
Domestic electric		$7,932,577		$1,863,480		$1,653,145		$2,821,296		$2,226,986
Natural gas		208,499		.....		.....		61,088		.....
Competitive businesses		1,982,648		(1,398,591)		.....		.....		.....
Total		10,123,724		464,889		1,653,145		2,882,384		2,226,986
Operating Expenses:
Operation:
Fuel for electric generation
and fuel-related expenses		2,488,208		(201,465)		210,394		772,914		671,549
Purchased power		2,092,922		724,744		484,849		969,779		667,893
Nuclear refueling outage expenses		166,072		(99,247)		24,568		15,969		13,633
Provision for turbine commitments, asset impairments
and restructuring charges		55,000		(55,000)		.....		.....		.....
Other operation and maintenance		2,303,561		511,171		384,424		445,413		367,824
Decommissioning		149,529		(57,590)		32,902		13,645		21,958
Taxes other than income taxes		409,886		(31,541)		35,848		118,081		68,999
Depreciation and amortization		895,593		(53,444)		206,926		197,234		197,380
Other regulatory charges (credits) - net		(90,611)		1		(20,501)		(10,070)		(43,765)
Total		8,470,160		737,629		1,359,410		2,522,965		1,965,471
Operating Income		1,653,564		(272,740)		293,735		359,419		261,515
Other Income (Deductions):
Allowance for equity funds used during
construction		39,582		.....		11,737		13,027		7,494
Gain / (loss) on sale of assets		.....		.....		.....		.....		.....
Interest and dividend income		109,809		(26,935)		10,298		15,753		8,209
Equity in earnings of subsidiaries		(78,727)		1,015,688		.....		.....		.....
Miscellaneous - net		53,752		(35,203)		(6,354)		36,180		(929)
Total		124,416		953,550		15,681		64,960		14,774
Interest and Other Charges:				.....
Interest on long-term debt		463,384		(15,873)		79,521		125,356		70,210
Other interest - net		41,380		(407)		4,909		8,242		3,931
Allowance for borrowed funds used during
construction		(25,741)		1		(6,288)		(9,771)		(4,822)
Total		479,023		(16,279)		78,142		123,827		69,319

Income (Loss) Before Income Taxes		1,298,957		697,089		231,274		300,552		206,970

Income Taxes		365,908		75,986		89,064		108,288		79,475

Income Before Cumulative Effect of Accounting Change		933,049		621,103		142,210		192,264		127,495

Cumulative Effect of Accounting Change		.....		.....		.....		.....		.....

Net Income (Loss)		933,049		621,103		142,210		192,264		127,495

Preferred Dividend Requirements and other		23,525		(229)		7,776		4,472		6,714

Earnings (Loss) Applicable to Common Stock		$909,524		$621,332		$134,434		$187,792		$120,781

Earnings per average common share
Basic		$4.01
Diluted		$3.93
Dividends declared per common share		$1.89
Average number of common shares outstanding
Basic		226,863,758
Diluted		231,193,686

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2004
(In Thousands, Except Share Data)

		ENTERGY		ENTERGY		SYSTEM		ENTERGY		ENTERGY
		MISSISSIPPI		NEW ORLEANS		ENERGY		CORPORATION		OPERATIONS
										(unaudited)

Operating Revenues:
Domestic electric		$1,213,629		$588,457		$545,381	$	.....		$182,289
Natural gas		.....		147,411		.....		.....		.....
Competitive businesses		.....		.....		.....		.....		185,942
Total		1,213,629		735,868		545,381		....		368,231
Operating Expenses:
Operation:
Fuel for electric generation
and fuel-related expenses		335,271		245,301		38,337		.....		.....
Purchased power		436,013		256,190		.....		.....		.....
Nuclear refueling outage expenses		.....		.....		12,655		.....		.....
Provision for turbine commitments, asset impairments
and restructuring charges		.....		.....		.....		.....		.....
Other operation and maintenance		178,007		107,874		96,809		(26,075)		352,834
Decommissioning		.....		.....		23,434		.....		.....
Taxes other than income taxes		53,443		43,577		24,364		1,754		15,017
Depreciation and amortization		65,452		29,657		127,081		237		380
Other regulatory charges (credits) - net		(1,171)		(4,670)		(10,433)		.....		.....
Total		1,067,015		677,929		312,247		(24,084)		368,231
Operating Income		146,614		57,939		233,134		24,084		.....
Other Income (Deductions):
Allowance for equity funds used during
construction		4,402		1,378		1,544		.....		.....
Gain / (loss) on sale of assets		.....		.....		.....		.....		.....
Interest and dividend income		2,550		720		6,870		37,859		140
Equity in earnings of subsidiaries		.....		.....		.....		936,961		.....
Miscellaneous - net		(1,508)		270		841		.....		(23)
Total		5,444		2,368		9,255		974,820		117
Interest and Other Charges:
Interest on long-term debt		41,681		15,357		58,561		56,825		.....
Other interest - net		2,956		1,253		367		16,011		(31)
Distributions on preferred securities of subsidiaries		.....		.....		.....		.....		.....
Allowance for borrowed funds used during
construction		(3,116)		(1,243)		(500)		.....		.....
Total		41,521		15,367		58,428		72,836		(31)

Income (Loss) Before Income Taxes		110,537		44,940		183,961		926,068		148

Income Taxes		37,040		16,868		78,013		16,544		148

Income Before Cumulative Effect of Accounting Change		73,497		28,072		105,948		909,524		.....

Cumulative Effect of Accounting Change		.....		.....		.....		.....		.....

Net Income (Loss)		73,497		28,072		105,948		909,524		.....

Preferred Dividend Requirements and other		3,369		965		.....		.....		.....

Earnings (Loss) Applicable to Common Stock		$70,128		$27,107		$105,948		$909,524	$	.....

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2004
(In Thousands, Except Share Data)

		ENTERGY		ENTERGY		SYSTEM		ENTERGY
		POWER		SERVICES		FUELS		ENTERPRISES
		(unaudited)		(unaudited)		(unaudited)		(unaudited)

Operating Revenues:
Domestic electric	$	.....		$280,243		$284,631	$	.....
Natural gas		.....		.....		.....		.....
Competitive businesses		29,818		367,016		.....		1,281
Total		29,818		647,259		284,631		1,281
Operating Expenses:
Operation:
Fuel for electric generation
and fuel-related expenses		11,099		.....		1,878		.....
Purchased power		2,942		.....		.....		.....
Nuclear refueling outage expenses		.....		.....		.....		.....
Provision for turbine commitments, asset impairments
and restructuring charges		.....		.....		.....		.....
Other operation and maintenance		7,092		603,959		281,269		15,302
Decommissioning		.....		.....		.....		.....
Taxes other than income taxes		375		16,124		410		353
Depreciation and amortization		3,935		12,112		1		1,754
Other regulatory charges (credits) - net		.....		.....		.....		.....
Total		25,443		632,195		283,558		17,409
Operating Income		4,375		15,064		1,073		(16,128)
Other Income (Deductions):
Allowance for equity funds used during
construction		.....		.....		.....		.....
Gain / (loss) on sale of assets		.....		.....		.....		.....
Interest and dividend income		66		2		.....		407
Equity in earnings of subsidiaries		.....		.....		.....		.....
Miscellaneous - net		(35)		(12,771)		(2)		2,880
Total		31		(12,769)		(2)		3,287
Interest and Other Charges:
Interest on long-term debt		.....		.....		.....		.....
Other interest - net		89		1,367		1,827		52
Distributions on preferred securities of subsidiaries		.....		.....		.....		.....
Allowance for borrowed funds used during
construction		.....		.....		.....		.....
Total		89		1,367		1,827		52

Income (Loss) Before Income Taxes		4,317		928		(756)		(12,893)

Income Taxes		20,789		928		(756)		(4,507)

Income Before Cumulative Effect of Accounting Change		(16,472)		.....		.....		(8,386)

Cumulative Effect of Accounting Change		.....		.....		.....		.....

Net Income (Loss)		(16,472)		.....		.....		(8,386)

Preferred Dividend Requirements and other		.....		.....		.....		.....

Earnings (Loss) Applicable to Common Stock		$(16,472)	$	.....	$	.....		$(8,386)

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004
(In Thousands)

			INTERCOMPANY
			ELIMINATIONS
			AND		ENTERGY	ENTERGY		ENTERGY
	CONSOLIDATED		ADJUSTMENTS		ARKANSAS	GULF STATES		LOUISIANA
OPERATING ACTIVITIES:

Net Income (Loss)	$933,049		$621,103		$142,210	$192,264		$127,495
Adjustments to reconcile net income to net cash flow provided by operating activities:
Reserve for regulatory adjustments	33,533		7,754		3,099	24,112		14,076
Other regulatory charges (credits) - net	(90,611)		1		(20,501)	(10,070)		(43,765)
Depreciation, amortization and decommissioning	1,045,122		(111,031)		239,828	210,879		219,338
Deferred income taxes and investment tax credits	275,458		(57,443)		65,847	57,908		75,078
Allowance for equity funds used during construction	.....		.....		.....	.....
Cumulative effect of accounting change	.....		.....		.....	.....
Gain on sale of assets - net	.....		.....		.....	.....		.....
Equity in undistributed earnings of subsidiaries	608,141		(1,545,102)		.....	.....		.....
Provision for turbine commitments and asset impairments	55,000		(55,000)		.....	.....		.....
Changes in working capital:
Receivables	(210,419)		63,870		(86,564)	14,774		(36,185)
Fuel inventory	(16,769)		3,660		2,424	1,205		.....
Accounts payable	95,306		(70,839)		(40,871)	59,846		(36,862)
Taxes accrued	75,055		492,181		137,767	99,955		89,079
Interest accrued	5,269		(307)		(48)	(3,834)		(1,791)
Deferred fuel	213,627		.....		6,880	78,200		21,955
Other working capital accounts	41,008		(237,463)		4,753	7,426		20,693
Provision for estimated losses and reserves	(18,041)		22,169		(5,172)	(13,844)		6,119
Common stock dividends received	.....		825,022		.....	.....		.....
Changes in other regulatory assets	48,626		.....		37,668	(10,060)		(14,456)
Other	(164,035)		(3,983)		(41,022)	(59,303)		(16,056)
Net cash flow provided by (used in) operating activities	2,929,319		(45,408)		446,298	649,458		424,718

INVESTING ACTIVITIES:
Construction/capital expenditures	(1,410,610)		256,601		(270,427)	(357,720)		(240,283)
Allowance for equity funds used during construction	39,582		.....		11,737	13,027		7,494
Nuclear fuel purchases	(238,170)		81,526		(8,101)	(45,085)		.....
Proceeds from sale/leaseback of nuclear fuel	109,988		25,769		8,101	38,800		.....
Investment in subsidiaries	.....		(99,502)		.....	.....		.....
Proceeds from sale of assets and businesses	75,430		(75,430)		.....	.....		.....
Investment in nonregulated/nonutility properties	(6,420)		6,420		.....	.....		.....
Loans to affiliates	.....		.....		.....	.....		.....
Decrease (increase) in other investments	383,498		(383,998)		.....	.....		.....
Changes in other temporary investments - net	50,000		2,173		.....	23,579		2,173
Decommissioning trust contributions and
realized change in trust assets	(89,807)		35,306		(8,860)	(12,070)		(12,615)
Changes in other investments - net	.....		1,856		1,856	.....		.....
Other regulatory investments	(53,566)		.....		(3,691)	(49,875)		.....
Other	.....		59,719		.....	.....		.....
Net cash flow provided by (used in) investing activities	(1,140,075)		(89,560)		(269,385)	(389,344)		(243,231)

FINANCING ACTIVITIES:
Proceeds from issuance of:
Long-term debt	1,059,824		5,539		59,429	472,039		282,745
Common stock	170,237		.....		.....	.....		.....
Retirement of long-term debt	(1,478,894)		74,365		(61,856)	(829,000)		(203,756)
Other finincing activities	.....		(5,483)		.....	.....		.....
Repurchase of common stock	(1,017,996)		.....		.....	.....		.....
Redemption of preferred stock	(3,450)		.....		.....	(3,450)		.....
Changes in short-term borrowings	49,846		154		.....	.....		.....
Dividends paid:					.....
Common stock	(427,901)		(453,200)		(85,800)	(94,300)		(116,500)
Preferred stock	(23,525)		242		(7,776)	(4,459)		(6,714)
Change in advances from parent company	.....		(4,133)		.....	.....		.....
Capital contributions returned to parent	.....		.....		.....	.....		.....
Advances to subsidiaries	.....		496,801		.....	.....		.....
Other	.....		21,528		.....	.....		.....
Net cash flow provided by (used in) financing activities	(1,671,859)		135,813		(96,003)	(459,170)		(44,225)

Effect of exchange rates on cash and cash equivalents	(1,882)		1,882		.....	.....		.....
			.....
Net increase (decrease) in cash and cash equivalents	115,503		2,727		80,910	(199,056)		137,262
Cash and cash equivalents at beginning of year	692,233		(204,297)		8,834	206,030		8,787
Cash and cash equivalents at end of year	$807,736		$(201,570)		$89,744	$6,974		$146,049

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004
(In Thousands)

	ENTERGY		ENTERGY		SYSTEM	ENTERGY		ENTERGY
	MISSISSIPPI		NEW ORLEANS		ENERGY	CORPORATION		OPERATIONS
OPERATING ACTIVITIES:								(unaudited)

Net Income (Loss)	$73,497		$28,072		$105,948	$909,524	$	.....
Adjustments to reconcile net income to net cash flow provided by operating activities:
Reserve for regulatory adjustments	.....		.....		.....	.....		.....
Other regulatory charges (credits) - net	(1,171)		(4,670)		(10,433)	.....		.....
Depreciation, amortization and decommissioning	65,452		29,657		150,515	237		380
Deferred income taxes and investment tax credits	61,829		39,782		(178,535)	32,316		6,838
Allowance for equity funds used during construction	.....				.....	.....		.....
Cumulative effect of accounting change
Gain on sale of assets - net	.....		.....		.....	.....		.....
Equity in undistributed earnings of subsidiaries	.....		.....		.....	(936,961)		.....
Provision for turbine commitments and asset impairments	.....		.....		.....	.....		.....
Changes in working capital:
Receivables	(14,894)		9,162		(41,067)	38,007		(17,723)
Fuel inventory	940		1,399		.....	.....		.....
Accounts payable	432		(3,014)		(5,324)	(678)		25,068
Taxes accrued	(27,759)		(13,056)		328,617	.....		(4,074)
Interest accrued	(1,285)		(1,455)		13,375	.....		.....
Deferred fuel	111,871		(5,279)		.....	.....		.....
Other working capital accounts	2,684		2,121		2,763	(237,727)		662
Provision for estimated losses and reserves	2,789		8,503		(1,404)	.....		499
Common stock dividends received	.....		.....		.....	825,022		.....
Changes in other regulatory assets	9,401		(5,380)		31,453	.....		.....
Other	(25,607)		(22,265)		(62,980)	55,811		(20,576)
Net cash flow provided by (used in) operating activities	258,179		63,577		332,928	685,551		(8,926)

INVESTING ACTIVITIES:
Construction/capital expenditures	(163,413)		(51,264)		(32,303)	(460)		(82)
Allowance for equity funds used during construction	4,402		1,378		1,544	.....		.....
Nuclear fuel purchases	.....		.....		(45,497)	.....		(93)
Proceeds from sale/leaseback of nuclear fuel	.....		.....		45,677	.....		.....
Investment in subsidiaries	.....		.....		.....	(99,502)		.....
Proceeds from sale of assets and businesses	.....		.....		.....	.....		.....
Investment in nonregulated/nonutility properties	.....		.....		.....	.....		.....
Loans to affiliates	.....		.....		.....	.....		.....
Decrease (increase) in other investments	....		.....		.....	.....		.....
Changes in other temporary investments - net	7,506		606		6,482	10,328		1,499
Decommissioning trust contributions and
realized change in trust assets	.....		.....		(20,956)	.....		.....
Changes in other investments - net	.....		.....		.....	.....		.....
Other regulatory investments	.....		.....		.....	.....		.....
Other	.....		.....		.....	59,719		.....
Net cash flow provided by (used in) investing activities	(151,505)		(49,280)		(45,053)	(29,915)		1,324

FINANCING ACTIVITIES:
Proceeds from issuance of:
Long-term debt	178,510		72,640		.....	.....		.....
Common stock	.....		.....		.....	170,237		.....
Retirement of long-term debt	(218,457)		(77,487)		(13,973)	.....		.....
Other finincing activities	.....		.....		(5,483)	.....		.....
Repurchase of common stock	.....		.....		.....	(1,017,996)		.....
Redemption of preferred stock	.....		.....		.....	.....		.....
Changes in short-term borrowings	.....		.....		.....	50,000		.....
Dividends paid:
Common stock	(46,800)		(5,200)		(104,600)	(427,901)		.....
Preferred stock	(3,369)		(965)		.....	.....		....
Change in advances from parent company	.....		.....		.....	.....		.....
Capital contributions returned to parent	.....		.....		.....	.....		.....
Advances to subsidiaries	.....		.....		.....	496,801		.....
Other	.....		.....		.....	.....		.....
Net cash flow provided by (used in) financing activities	(90,116)		(11,012)		(124,056)	(728,859)		.....

Effect of exchange rates on cash and cash equivalents	.....		.....		.....	.....		.....

Net increase (decrease) in cash and cash equivalents	16,558		3,285		163,819	(73,223)		(7,602)
Cash and cash equivalents at beginning of year	63,838		4,669		52,536	80,398		11,626
Cash and cash equivalents at end of year	$80,396		$7,954		$216,355	$7,175		$4,024

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004
(In Thousands)

	ENTERGY		ENTERGY		SYSTEM	ENTERGY
OPERATING ACTIVITIES:	POWER		SERVICES		FUELS	ENTERPRISES
	(unaudited)		(unaudited)		(unaudited)	(unaudited)

Net Income (Loss)	$(16,472)	$	.....	$	.....	$(8,386)
Adjustments to reconcile net income to net cash flow provided by operating activities:
Reserve for regulatory adjustments	.....		.....		.....	.....
Other regulatory charges (credits) - net	.....		.....		.....	.....
Depreciation, amortization and decommissioning	3,935		12,115		1	1,754
Deferred income taxes and investment tax credits	(4)		49,416		425	7,115
Allowance for equity funds used during construction	.....		.....		.....	.....
Cumulative effect of accounting change
Gain on sale of assets - net	.....		.....		.....	.....
Equity in undistributed earnings of subsidiaries	.....		.....		.....	.....
Provision for turbine commitments and asset impairments	.....		.....		.....	.....
Changes in working capital:
Receivables	2,091		18,384		(39,186)	6,652
Fuel inventory	125		.....		(19,202)	.....
Accounts payable	(919)		(24,715)		68,648	(17,144)
Taxes accrued	20,074		(54,430)		951	(9,888)
Interest accrued	.....		.....		.....	.....
Deferred fuel	.....		.....		.....	.....
Other working capital accounts	(31)		(9,544)		9,646	99
Provision for estimated losses and reserves	.....		6,633		.....	5
Common stock dividends received	.....		.....		.....	.....
Changes in other regulatory assets	.....		.....		.....	.....
Other	160		28,953		(6,618)	1,485
Net cash flow provided by (used in) operating activities	8,959		26,812		14,665	(18,308)

INVESTING ACTIVITIES:
Construction/capital expenditures	(988)		(36,675)		.....	(394)
Allowance for equity funds used during construction	.....		.....		.....	.....
Nuclear fuel purchases	.....		.....		(57,868)	.....
Proceeds from sale/leaseback of nuclear fuel	.....		.....		43,179	.....
Investment in subsidiaries	.....		.....		.....	.....
Proceeds from sale of assets and businesses	.....		.....		.....	.....
Investment in nonregulated/nonutility properties	.....		.....		.....	.....
Loans to affiliates	.....		.....		.....	.....
Decrease (increase) in other investments	.....		.....		.....	(500)
Changes in other temporary investments - net	.....		.....		.....	.....
Decommissioning trust contributions and realized
change in trust assets	.....		.....		.....	.....
Changes in other investments - net	.....		.....		.....	.....
Other regulatory investments	.....		.....		.....	.....
Other	.....		.....		.....	.....
Net cash flow provided by (used in) investing activities	(988)		(36,675)		(14,689)	(894)

FINANCING ACTIVITIES:
Proceeds from issuance of:
Long-term debt	.....		.....		.....	.....
Common stock	.....		.....		.....	.....
Retirement of long-term debt	.....		.....		.....	.....
Repurchase of common stock	.....		.....		.....	.....
Redemption of preferred stock	.....		.....		.....	.....
Changes in short-term borrowings	.....		.....		.....	.....
Dividends paid:	.....		.....		.....	.....
Common stock	.....		.....		.....	.....
Preferred stock	.....		.....		.....	.....
Change in advances from parent company	(4,133)		.....		.....	.....
Capital contributions returned to parent	.....		.....		.....	.....
Advances to subsidiaries	.....		.....		.....	.....
Other	.....		.....		.....	21,528
Net cash flow provided by (used in) financing activities	(4,133)		.....		.....	21,528

Effect of exchange rates on cash and cash equivalents	.....		.....		.....	.....

Net increase (decrease) in cash and cash equivalents	3,838		(9,863)		(24)	2,326
Cash and cash equivalents at beginning of year	1,999		44,449		25	4,745
Cash and cash equivalents at end of year	$5,837		$34,586		$1	$7,071

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2004
(In Thousands)

		INTERCOMPANY
		ELIMINATIONS
		AND	ENTERGY		ENTERGY	ENTERGY
ASSETS	CONSOLIDATED	ADJUSTMENTS	ARKANSAS		GULF STATES	LOUISIANA

Current Assets:
Cash and cash equivalents:
Cash	$79,136	$(16,003)	$7,133		$5,627	$3,875
Temporary cash investments - at cost
which approximates market	728,600	(185,567)	82,611		1,347	142,174
Special deposits	.....	.....	.....		.....	.....
Total cash and cash equivalents	807,736	(201,570)	89,744		6,974	146,049
Other temporary investments	.....	.....	.....		.....	.....
Notes receivable	3,092	120,673	.....		.....	.....
Accounts receivable:
Customer	435,191	(18,928)	87,131		124,801	88,154
Allowance for doubtful accounts	(23,758)	215	(11,039)		(2,687)	(3,135)
Associated companies	.....	510,502	72,472		13,980	43,121
Other	342,289	(103,324)	72,425		40,697	13,070
Accrued unbilled revenues	460,039	(48,028)	71,643		137,719	143,453
Total receivables	1,213,761	340,437	292,632		314,510	284,663
Deferred fuel costs	85,911	22,794	7,368		90,124	8,654
Accumulated deferred income taxes	76,899	5,382	27,306		14,339	12,712
Fuel inventory - at average cost	127,251	(749)	4,298		49,658	.....
Materials and supplies - at average cost	569,407	(222,023)	85,076		101,922	77,665
Deferred nuclear refueling outage costs	107,782	(76,182)	16,485		.....	5,605
Prepayments and other	116,279	(30,834)	6,154		20,556	6,861
Total	3,108,118	(42,072)	529,063		598,083	542,209

Other Property and Investments:
Investment in affiliates - at equity	231,779	8,536,956	11,208		.....	14,230
Decommissioning trust funds	2,453,406	(1,401,504)	383,784		290,952	172,083
Non-utility property - at cost (less accumulated depreciation)	219,717	(95,674)	1,453		94,052	21,176
Other	90,992	(64,604)	2,976		22,012	4
Total	2,995,894	6,975,174	399,421		407,016	207,493

Property, Plant and Equipment:
Electric	29,053,340	(1,720,016)	6,124,359		8,418,119	5,985,889
Property under capital lease	738,554	298	17,500			250,964
Natural gas	262,787	(432)	.....		78,627	.....
Construction work in progress	1,197,551	(271,764)	226,172		331,703	188,848
Nuclear fuel under capital leases	262,469	(1)	93,855		71,279	31,655
Nuclear fuel	320,813	(286,487)	12,201		.....	.....
Total	31,835,514	(2,278,402)	6,474,087		8,899,728	6,457,356
Less - Accumulated depreciation and amortization	13,139,883	(136,281)	2,753,525		4,047,182	2,799,936
Property, plant and equipment - net	18,695,631	(2,142,121)	3,720,562		4,852,546	3,657,420

Deferred Debits and Other Assets:
Regulatory assets:
SFAS 109 regulatory asset - net	746,413	46,405	101,658		444,799	132,686
Unamortized loss on reacquired debt	.....	82,674	.....		.....	.....
Other regulatory assets	1,429,261	(31,088)	400,174		285,017	302,456
Long-term receivables	39,417	(6,392)	.....		23,228	10,736
Goodwill	377,172	(377,172)	.....		.....	.....
Accumulated Deferred Income Taxes	.....	.....	.....		.....	.....
Other	918,871	(30,415)	42,514		44,713	25,994
Total	3,511,134	(315,988)	544,346		797,757	471,872
Total	$28,310,777	$4,474,993	$5,193,392		$6,655,402	$4,878,994

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2004
(In Thousands)

	ENTERGY	ENTERGY	SYSTEM		ENTERGY	ENTERGY
ASSETS	MISSISSIPPI	NEW ORLEANS	ENERGY		CORPORATION	OPERATIONS
						(unaudited)
Current Assets:
Cash and cash equivalents:
Cash	$4,716	$2,998	$399	$	.....	$39
Temporary cash investments - at cost
which approximates market	75,680	4,956	215,956		7,175	3,985
Special deposits	.....	.....	.....		.....	.....
Total cash and cash equivalents	80,396	7,954	216,355		7,175	4,024
Other temporary investments					.....	.....
Notes receivable - associated companies	.....	.....	.....		116,855	.....
Accounts receivable:
Customer	68,821	47,356	.....		.....	.....
Allowance for doubtful accounts	(1,126)	(3,492)	.....		.....	.....
Associated companies	22,616	12,223	111,588		8,506	8,962
Other	12,133	7,329	3,733		62,017	116
Accrued unbilled revenues	34,348	24,848	.....		.....	.....
Total receivables	136,792	88,264	115,321		70,523	9,078
Deferred fuel costs	.....	2,559	.....		.....	.....
Accumulated deferred income taxes	27,924	.....	.....		.....	.....
Fuel inventory - at average cost	4,137	4,181	.....		.....	.....
Materials and supplies - at average cost	18,414	9,150	53,427		.....	.....
Deferred nuclear refueling outage costs	.....	.....	9,510		.....	.....
Prepayments and other	15,413	3,467	1,007		.....	1,484
Total	283,076	115,575	395,620		194,553	14,586

Other Property and Investments:
Investment in affiliates - at equity	5,531	3,259	.....		8,734,507	.....
Decommissioning trust funds	.....	.....	205,083		.....	.....
Non-utility property - at cost (less accumulated depreciation)	6,465	.....	.....		.....	.....
Other - at cost (less accumulated depreciation)	.....	.....	.....		.....	.....
Total	11,996	3,259	205,083		8,734,507	.....

Property, Plant and Equipment:
Electric	2,385,465	699,072	3,232,314		.....	12,889
Property under capital lease	95	.....	469,993		.....	.....
Natural gas	.....	183,728	.....		.....	.....
Construction work in progress	89,921	33,273	28,743		.....	2,989
Nuclear fuel under capital leases	.....	.....	65,572		.....	107
Nuclear fuel	.....	.....	.....		.....	.....
Total	2,475,481	916,073	3,796,622		.....	15,985
Less - Accumulated depreciation and amortization	870,188	435,519	1,780,450		.....	12,278
Property, plant and equipment - net	1,605,293	480,554	2,016,172		.....	3,707

Deferred Debits and Other Assets:
Regulatory assets:
SFAS 109 regulatory asset - net	17,628	.....	96,047		.....	.....
Unamortized loss on reacquired debt	82,674	.....	.....		.....	.....
Other regulatory assets	4,510	40,354	296,305		.....	5,258
Long-term receivables		2,492	.....		.....	.....
Goodwill	.....	.....	.....		.....	.....
Accumulated Deferred Income Taxes	.....	.....	.....		.....	.....
Other	31,009	20,540	19,578		556,643	21,736
Total	135,821	63,386	411,930		556,643	26,994
Total	$2,036,186	$662,774	$3,028,805		$9,485,703	$45,287

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2004
(In Thousands)

	ENTERGY	ENTERGY	SYSTEM		ENTERGY
ASSETS	POWER	SERVICES	FUELS		ENTERPRISES
	(unaudited)	(unaudited)	(unaudited)		(unaudited)
Current Assets:
Cash and cash equivalents:
Cash	$10	$34,586	$1		$3,749
Temporary cash investments - at cost
which approximates market	5,827	.....	.....		3,322
Special deposits	.....	.....	.....		.....
Total cash and cash equivalents	5,837	34,586	1		7,071
Other temporary investments
Notes receivable	.....	.....	.....		6,910
Accounts receivable:
Customer	.....	.....	.....		.....
Allowance for doubtful accounts	.....	.....	.....		(2,064)
Associated companies	1,574	163,408	47,669		4,383
Other	847	26,530	.....		68
Accrued unbilled revenues	.....	.....	.....		.....
Total receivables	2,421	189,938	47,669		2,387
Deferred fuel costs	.....	.....	.....		.....
Accumulated deferred income taxes	.....	.....	.....		.....
Fuel inventory - at average cost	1,047	.....	63,181		.....
Materials and supplies - at average cost	1,712	.....	.....		18
Deferred nuclear refueling outage costs	.....	.....	.....		.....
Prepayments and other	.....	11,980	18,211		312
Total	11,017	236,504	129,062		16,698

Other Property and Investments:
Investment in affiliates - at equity	.....	.....	.....		.....
Decommissioning trust funds	.....	.....	.....		.....
Non-utility property - at cost (less accumulated depreciation)	.....	.....	.....		897
Other - at cost (less accumulated depreciation)	.....	.....	.....		1,396
Total	.....	.....	.....		2,293

Property, Plant and Equipment:
Electric	153,097	295,733	24,424		1,963
Property under capital lease	300	.....	.....		.....
Natural gas	.....	.....	.....		.....
Construction work in progress	2,329	22,543	2		(736)
Nuclear fuel under capital leases	.....	.....	.....		.....
Nuclear fuel	.....	.....	22,125		.....
Total	155,726	318,276	46,551		1,227
Less - Accumulated depreciation and amortization	103,036	174,502	24,424		2,562
Property, plant and equipment - net	52,690	143,774	22,127		(1,335)

Deferred Debits and Other Assets:
Regulatory assets:
SFAS 109 regulatory asset - net	.....	.....	.....		.....
Unamortized loss on reacquired debt	.....	.....	.....		.....
Other regulatory assets	.....	64,099	.....		.....
Long-term receivables	.....	(3,431)	.....		.....
Goodwill	.....	.....	.....		.....
Accumulated Deferred Income Taxes	.....	.....	.....		.....
Other	1,923	117,611	.....		6,195
Total	1,923	178,279	.....		6,195
Total	$65,630	$558,557	$151,189		$23,851

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2004
(In Thousands)

				INTERCOMPANY
				ELIMINATIONS
				AND		ENTERGY		ENTERGY		ENTERGY
LIABILITIES AND SHAREHOLDERS' EQUITY		CONSOLIDATED		ADJUSTMENTS		ARKANSAS		GULF STATES		LOUISIANA

Current Liabilities:
Currently maturing long-term debt		$492,564		$(137,298)		$147,000		$98,000		$55,000
Notes payable:
Associated companies		.....		7,254		.....		.....		.....
Other		193		(193)		.....		.....		.....
Accounts payable:
Associated companies		.....		496,669		68,829		153,069		57,681
Other		896,528		(224,879)		89,896		147,337		128,523
Customer deposits		222,320		(1,961)		41,639		53,229		66,963
Taxes accrued		224,011		(66,268)		35,874		22,882		7,268
Accumulated deferred income taxes		.....		5,383		.....		.....		.....
Nuclear refueling outage costs		.....		.....		.....		.....		.....
Interest accrued		144,478		(11,680)		21,376		32,742		18,438
Deferred fuel cost		.....		22,793		.....		.....		.....
Obligations under capital leases		133,847		(1)		49,816		33,518		22,753
System Energy Refund		.....		6,611		.....		.....		.....
Other		218,442		(138,203)		19,648		19,912		10,428
Total		2,332,383		(41,773)		474,078		560,689		367,054

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes and taxes accrued		5,067,381		254,888		1,121,623		1,533,804		1,805,410
Accumulated deferred investment tax credits		399,228		.....		68,452		138,616		96,130
SFAS 109 regulatory liability - net		.....		46,406		.....		.....		.....
Obligations under capital leases		146,060		(1)		61,538		37,711		8,903
Other regulatory liabilities		329,767		33,727		67,362		34,009		51,260
Decommissioning		2,066,277		(738,289)		492,745		152,095		347,255
Transition to competition		79,101		(3)		.....		79,098		.....
Regulatory reserves		103,061		(21,606)		.....		81,455		.....
Accumulated provisions		549,914		(228,814)		34,977		66,875		92,653
Long-term debt		7,016,831		(274,327)		1,191,763		1,891,478		930,695
Subsidiaries' preferred stock with sinking fund		17,400		.....		.....		17,400		.....
Other		1,541,331		(254,830)		237,447		229,408		106,815
Total		17,316,351		(1,182,849)		3,275,907		4,261,949		3,439,121

Subsidiaries' preferred stock without sinking fund		365,356		(31,018)		116,350		47,327		100,500

Shareholders' Equity:

Common stock, $.01 par value, authorized
500,000,000 shares; issued
248,174,087 shares		2,482		.....		.....		.....		.....
Common stock of subsidiaries		.....		2,283,345		470		114,055		1,088,900
Paid-in capital		4,835,375		2,268,946		591,127		1,157,486		.....
Capital stock expense and other		.....		(783)		.....		.....		(1,718)
Retained earnings		4,984,302		1,296,824		735,460		513,182		5,137
Accumulated other comprehensive income (loss)		(93,453)		2,301		.....		714		.....
Less - treasury stock at cost (31,345,028 shares in 2004)		1,432,019		120,000		.....		.....		120,000
Total common shareholders' equity		8,296,687		5,730,633		1,327,057		1,785,437		972,319

Total		$28,310,777		$4,474,993		$5,193,392		$6,655,402		$4,878,994

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2004
(In Thousands)

		ENTERGY		ENTERGY		SYSTEM		ENTERGY		ENTERGY
LIABILITIES AND SHAREHOLDERS' EQUITY		MISSISSIPPI		NEW ORLEANS		ENERGY		CORPORATION		OPERATIONS
										(unaudited)
Current Liabilities:
Currently maturing long-term debt	$	.....		$30,000		$25,266	$	.....	$	.....
Notes payable:
Associated companies		.....		.....		.....		.....		.....
Other		.....		.....		.....		.....		.....
Accounts payable:
Associated companies		65,806		30,563		3,880		2,190		479
Other		25,543		44,149		21,051		1,308		29,648
Customer deposits		37,333		17,187		.....		.....		.....
Taxes accrued		40,106		2,592		46,468		.....		(3,358)
Accumulated deferred income taxes		.....		1,906		3,477		.....		.....
Nuclear refueling outage costs		.....		.....		.....		.....		.....
Interest accrued		12,487		4,757		42,998		.....		.....
Deferred fuel cost		22,793		.....		.....		.....		.....
Obligations under capital leases		43		.....		27,716		.....		.....
System Energy Refund		.....		6,611		.....		.....		.....
Other		8,341		3,477		1,621		11,536		488
Total		212,452		141,242		172,477		15,034		27,257

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes and taxes accrued		438,321		47,062		421,466		.....		3,759
Accumulated deferred investment tax credits		13,687		3,997		75,612		.....		.....
SFAS 109 regulatory liability - net		.....		46,406		.....		.....		.....
Obligations under capital leases		52		.....		37,855		.....		.....
Other regulatory liabilities		.....		.....		210,863		.....		.....
Decommissioning		.....		.....		335,893		.....		.....
Transition to competition		.....		.....		.....		.....		.....
Regulatory reserves		.....		.....		.....		.....		.....
Accumulated provisions		12,718		9,323		2,378		.....		3,084
Long-term debt		695,073		199,902		849,593		950,000		.....
Subsidiaries' preferred stock with sinking fund		.....		.....		.....		.....		.....
Other		76,071		40,600		28,084		223,982		10,188
Total		1,235,922		347,290		1,961,744		1,173,982		17,031

Subsidiaries' preferred stock without sinking fund		50,381		19,780		.....		.....		.....

Shareholders' Equity:
Common stock, $.01 par value, authorized
500,000,000 shares; issued
248,174,087 shares		.....		.....		.....		2,482		.....
Common stock of subsidiaries		199,326		33,744		789,350		.....		5
Paid-in capital		.....		36,294		.....		4,835,375		.....
Capital stock expense and other		(59)		.....		.....		.....		994
Retained earnings		338,164		84,424		105,234		4,984,302		.....
Accumulated other comprehensive income (loss)		.....		.....		.....		(93,453)		.....
Less - treasury stock at cost (31,345,028 shares in 2004)		.....		.....		.....		1,432,019		.....
Total common shareholders' equity		537,431		154,462		894,584		8,296,687		999

Total		$2,036,186		$662,774		$3,028,805		$9,485,703		$45,287

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2004
(In Thousands)

		ENTERGY		ENTERGY		SYSTEM		ENTERGY
LIABILITIES AND SHAREHOLDERS' EQUITY		POWER		SERVICES		FUELS		ENTERPRISES
		(unaudited)		(unaudited)		(unaudited)		(unaudited)
Current Liabilities:
Currently maturing long-term debt	$	.....	$	.....	$	.....	$	.....
Notes payable:
Associated companies		7,254		.....		.....		.....
Other		.....		.....		.....		.....
Accounts payable:
Associated companies		1,667		43,427		68,814		264
Other		300		151,809		30,620		1,465
Customer deposits		.....		4,007		.....		1
Taxes accrued		14,250		1,887		1,167		(11,393)
Accumulated deferred income taxes		.....		.....		.....		.....
Nuclear refueling outage costs		.....		.....		.....		.....
Interest accrued		.....		.....		.....		.....
Deferred fuel cost		.....		.....		.....		.....
Obligations under capital leases		.....		.....		.....		.....
System Energy Refund		.....		.....		.....		.....
Other		.....		4,164		(143)		767
Total		23,471		205,294		100,458		(8,896)

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes and taxes accrued		15,436		(54,126)		5,755		(16,241)
Accumulated deferred investment tax credits		.....		2,700		34		.....
SFAS 109 regulatory liability - net		.....		.....		.....		.....
Obligations under capital leases		.....		.....		.....		.....
Other regulatory liabilities		.....		.....		.....		.....
Decommissioning		.....		.....		.....		.....
Transition to competition		.....		.....		.....		.....
Regulatory reserves		.....		.....		.....		.....
Accumulated provisions		.....		97,416		.....		1,676
Long-term debt		.....		.....		34,000		.....
Subsidiaries' preferred stock with sinking fund		.....		.....		.....		.....
Other		250		316,588		.....		17,068
Total		15,686		362,578		39,789		2,503

Subsidiaries' preferred stock without sinking fund		.....		.....		.....		.....

Shareholders' Equity:

Common stock, $.01 par value, authorized
500,000,000 shares; issued
248,174,087 shares		.....		.....		.....		.....
Common stock of subsidiaries		55		20		20		57,400
Paid-in capital		88,379		.....		.....		395,660
Capital stock expense and other		.....		.....		.....		.....
Retained earnings		(61,961)		.....		.....		(422,816)
Accumulated other comprehensive income (loss)		.....		(9,335)		10,922		.....
Less - treasury stock at cost		.....		.....		.....		.....
Total common shareholders' equity		26,473		(9,315)		10,942		30,244

Total		$65,630		$558,557		$151,189		$23,851

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF
RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2004
(In Thousands)

			INTERCOMPANY
			ELIMINATIONS
			AND		ENTERGY	ENTERGY		ENTERGY
RETAINED EARNINGS	CONSOLIDATED		ADJUSTMENTS		ARKANSAS	GULF STATES		LOUISIANA

Retained Earnings, January 1, 2004	$4,502,508		$1,128,692		$686,826	$419,690		$856
Add:
Net Income (Loss)	933,049		621,103		142,210	192,264		127,495
Increase in Investment in subsidiary	.....		.....		.....	.....		.....
Total	5,435,557		1,749,795		829,036	611,954		128,351

Deduct:
Dividends declared on:
Preferred and preference stock	23,525		(229)		7,776	4,472		6,714
Common stock	427,901		453,200		85,800	94,300		116,500
Capital stock and other expenses	(171)		.....		.....	.....		.....
Return of capital to parent	.....		.....		.....	.....		.....
Total	451,255		452,971		93,576	98,772		123,214

Retained Earnings, December 31, 2004	$4,984,302		$1,296,824		$735,460	$513,182		$5,137

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF
RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2004
(In Thousands)

	ENTERGY		ENTERGY		SYSTEM	ENTERGY		ENTERGY
RETAINED EARNINGS	MISSISSIPPI		NEW ORLEANS		ENERGY	CORPORATION		OPERATIONS
								(unaudited)

Retained Earnings, January 1, 2004	$314,836		$62,517		$103,886	$4,502,508	$	.....
Add:
Net Income (Loss)	73,497		28,072		105,948	909,524		.....
Increase in Investment in subsidiary	.....		.....		.....	.....		.....
Total	388,333		90,589		209,834	5,412,032		....

Deduct:
Dividends declared on:
Preferred and preference stock	3,369		965		.....	.....		.....
Common stock	46,800		5,200		104,600	427,901		.....
Capital stock and other expenses	.....		.....		.....	(171)		.....
Return of capital to parent	.....		.....		.....	.....		.....
Total	50,169		6,165		104,600	427,730		....

Retained Earnings, December 31, 2004	$338,164		$84,424		$105,234	$4,984,302	$	....

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF
RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2004
(In Thousands)

	ENTERGY		ENTERGY		SYSTEM	ENTERGY
RETAINED EARNINGS	POWER		SERVICES		FUELS	ENTERPRISES
	(unaudited)		(unaudited)		(unaudited)	(unaudited)

Retained Earnings, January 1, 2004	$(45,489)	$	.....	$	.....	$(414,430)
Add:
Net Income (Loss)	(16,472)		.....		.....	(8,386)
Increase in Investment in subsidiary	.....		.....		.....	.....
Total	(61,961)		....		....	(422,816)

Deduct:
Dividends declared on:
Preferred and preference stock	.....		.....		.....	.....
Common stock	.....		.....		.....	.....
Capital stock and other expenses	.....		.....		.....	.....
Return of capital to parent	.....		.....		.....	.....
Total	....		....		....	....

Retained Earnings, December 31, 2004	$(61,961)	$	....	$	....	$(422,816)

ENTERGY GULF STATES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2004
(In Thousands)

		INTERCOMPANY
		ELIMINATIONS
		AND	ENTERGY			Southern
	CONSOLIDATED	ADJUSTMENTS	GULF STATES	GSG&T		Gulf		Varibus		POG
			(unaudited)	(unaudited)		(unaudited)		(unaudited)		(unaudited)
Operating Revenues:
Electric	$2,821,296	$6,754	$2,823,765	$4,285	$	.....	$	.....	$	.....
Natural gas	61,088	.....	61,088	.....		.....		.....		.....
Total	2,882,384	6,754	2,884,853	4,285		.....		.....		.....

Operating Expenses:
Operation:
Fuel, fuel-related expenses
and gas purchased for resale	772,914	.....	772,914	.....		.....		.....		.....
Purchased power	969,779	.....	969,779	.....		.....		.....		.....
Nuclear refueling outage expense	15,969	.....	15,969	.....		.....		.....		.....
Other operation and maintenance	445,413	4,300	449,703	.....		10		.....		.....
Depreciation and decommissioning	210,879	.....	208,310	2,091		478		.....		.....
Taxes other than income taxes	118,081	.....	118,081	.....		.....		.....		.....
Other regulatory (credits) - net	(10,070)	.....	(9,592)	.....		(478)		.....		.....
Total	2,522,965	4,300	2,525,164	2,091		10		.....		.....
Operating Income	359,419	2,454	359,689	2,194		(10)		.....		.....

Other Income:
Allowance for equity funds used during
construction	13,027	.....	13,027	.....		.....		.....		.....
Gain on sale of assets	.....	.....	.....	.....		.....		.....		.....
Interest and dividend income	15,753	10	15,746	.....		.....		15		2
Miscellaneous - net	36,180	14	35,213	(95)		(68)		1,145		(1)
Total	64,960	24	63,986	(95)		(68)		1,160		1

Interest and Other Charges:
Interest on long-term debt	125,356	.....	125,356	.....		.....		.....		.....
Other interest - net	8,242	10	8,242	.....		10		.....		.....
Distributions on preferred securities of subsidiary	.....	.....	.....	.....		.....		.....		.....
Allowance for borrowed funds used during	.....
construction	(9,771)	.....	(9,771)	.....		.....		.....		.....
Total	123,827	10	123,827	.....		10		.....		.....

Income before income taxes	300,552	2,468	299,848	2,099		(88)		1,160		1

Income taxes	108,288	.....	107,584	499		261		(56)		.....

Net Income	192,264	2,468	192,264	1,600		(349)		1,216		1

Preferred and dividend requirements and other	4,472	(13)	4,459	.....		.....		.....		.....

Earnings applicable to common stock	$187,792	$2,481	$187,805	$1,600		$(349)		$1,216		$1

ENTERGY GULF STATES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004
(In Thousands)

			INTERCOMPANY
			ELIMINATIONS
			AND	ENTERGY		Southern
	CONSOLIDATED		ADJUSTMENTS	GULF STATES	GSG&T	Gulf	Varibus	POG
				(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net Income	$192,264		$2,468	$192,264	$1,600	$(349)	$1,216	$1
Noncash items included in net income
Amortization of rate deferrals	.....		....	.....	.....	.....	.....	.....
Reserve for regulatory adjustments	24,112		....	24,112	.....	.....	.....	.....
Other regulatory charges (credits)	(10,070)		....	(9,592)	.....	(478)	.....	.....
Depreciation, amortization and decommissioning	210,879			208,310	2,091	478	.....	.....
Deferred income taxes and investment tax credits	57,908		....	56,684	1,028	281	(85)	.....
Allowance for equity funds used during construction	.....		....	.....	.....	.....	.....	.....
Cumulative effect of accounting change	....		....	.....	.....	.....	.....	.....
Changes in working capital:
Receivables	14,774		(4,291)	14,824	(4,285)	.....	(56)	.....
Fuel inventory	1,205		....	1,205	.....	.....	.....	.....
Accounts payable	59,846		2,684	62,415	426	(394)	82	1
Taxes accrued	99,955		(853)	99,955	(853)	.....	.....	.....
Interest accrued	(3,834)		(394)	(4,228)	.....	.....	.....	.....
Deferred fuel	78,200		....	78,200	.....	.....	.....	.....
Other working capital accounts	7,426		....	7,425	.....	1	.....	.....
Provision for estimated losses and reserves	(13,844)		220	(13,624)	.....	.....	.....	.....
Changes in other regulatory assets	(10,060)		(220)	(10,280)	.....	.....	.....	.....
Other	(59,303)		140	(59,180)	.....	.....	17	.....
Net cash flow provided by operating activities	649,458		(246)	648,490	7	(461)	1,174	2

INVESTING ACTIVITIES:
Construction expenditures	(357,720)		.....	(357,720)	.....	.....	.....	.....
Allowance for equity funds used during construction	13,027		.....	13,027	.....	.....	.....	.....
Nuclear fuel purchases	(45,085)		.....	(45,085)	.....	.....	.....	.....
Proceeds from sale/leaseback of nuclear fuel	38,800		.....	38,800	.....	.....	.....	.....
Decommissioning trust contributions and realized
change in trust assets	(12,070)		....	(12,070)	.....	.....	.....	.....
Changes in other temporary investments - net	23,579		....	23,579	.....	.....	.....	.....
Other regulatory investments	(49,875)		4,440	(45,435)	.....	.....	.....	.....
Net cash flow used by investing activities	(389,344)		4,440	(384,904)	.....	.....	.....	.....

FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	472,039		....	472,039	.....	.....	.....	.....
Proceeds from issuance of common stock	.....		(2,686)	2		1,912	(4,600)
Retirement of long-term debt	(829,000)		....	(829,000)	.....	.....	.....	.....
Redemption of preferred stock	(3,450)		....	(3,450)	.....	.....	.....	.....
Advance from parent/affiliate			(1,508)			(1,508)
Dividends paid:
Common stock	(94,300)		.....	(94,300)	.....	.....	.....	.....
Preferred stock	(4,459)		.....	(4,459)	.....	.....	.....	.....
Net cash flow used by financing activities	(459,170)		(4,194)	(459,168)	.....	404	(4,600)	.....

Net increase (decrease) in cash and cash equivalents	(199,056)		....	(195,582)	7	(57)	(3,426)	2
Cash and cash equivalents at beginning of year	206,030		....	201,122	66	68	4,774	.....
Cash and cash equivalents at end of year	$6,974	$	....	$5,540	$73	$11	$1,348	$2

ENTERGY GULF STATES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2004
(In Thousands)

			INTERCOMPANY
			ELIMINATIONS
			AND	ENTERGY		Southern
	CONSOLIDATED		ADJUSTMENTS	GULF STATES	GSG&T	Gulf	Varibus	POG
				(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

ASSETS

Current Assets:
Cash and cash equivalents:
Cash	$5,627	$	.....	$5,540	$73	$11	$1	$2
Temporary cash investments - at cost
which approximates market	1,347		.....	.....	.....	.....	1,347	.....
Total cash and cash equivalents	6,974		.....	5,540	73	11	1,348	2
Other temporary investments	.....		.....	.....	.....	.....	.....	.....
Notes receivable associated companies	.....		.....	.....	.....	.....	.....	.....
Accounts receivable:	.....		.....
Customer	124,801		.....	124,323	.....	.....	478	.....
Allowance for doubtful accounts	(2,687)		.....	(2,687)	.....	.....	.....	.....
Associated companies	13,980		16,602	14,730	14,759	349	.....	744
Other	40,697		.....	40,647	.....	.....	50	.....
Accrued unbilled revenues	137,719		.....	137,719	.....	.....	.....	.....
Deferred fuel costs	90,124		.....	90,124	.....	.....	.....	.....
Accumulated deferred income taxes	14,339		.....	14,339	.....	.....	.....	.....
Fuel inventory - at average cost	49,658		.....	49,658	.....	.....	.....	.....
Materials and supplies - at average cost	101,922		.....	101,922	.....	.....	.....	.....
Prepayments and other	20,556		(2,592)	17,964	.....	.....	.....	.....
Total	598,083		14,010	594,279	14,832	360	1,876	746

Other Property and Investments:
Decommissioning trust funds	290,952		.....	290,952	.....	.....	.....	.....
Non-utility property - at cost			.....
(less accumulated depreciation)	94,052		.....	87,101	.....	6,734	217	.....
Other	22,012		40,538	62,550	.....	.....	.....	.....
Total	407,016		40,538	440,603	.....	6,734	217	.....

Utility Plant:
Electric	8,418,119		(1)	8,333,882	84,236	.....	.....	.....
Property under capital lease	.....		2	2	.....	.....	.....	.....
Natural gas	78,627		.....	78,627	.....	.....	.....	.....
Construction work in progress	331,703		.....	331,703	.....	.....	.....	.....
Nuclear fuel under capital leases	71,279		.....	71,279	.....	.....	.....	.....
Total	8,899,728		1	8,815,493	84,236	.....	.....	.....
Less - Accumulated depreciation and amortization	4,047,182		.....	3,987,902	59,280	.....	.....	.....
Utility plant - net	4,852,546		1	4,827,591	24,956	.....	.....	.....

Deferred Debits and Other Assets:
Regulatory assets:
SFAS 109 regulatory asset - net	444,799		.....	444,799	.....	.....	.....	.....
Unamortized loss on reacquired debt	.....		.....	.....	.....	.....	.....	.....
Other regulatory assets	285,017		.....	285,017	.....	.....	.....	.....
Long-term receivables	23,228		.....	23,228	.....	.....	.....	.....
Other	44,713		(2,462)	42,251	.....	.....	.....	.....
Total	797,757		(2,462)	795,295	.....	.....	.....	.....
TOTAL	$6,655,402		$52,087	$6,657,768	$39,788	$7,094	$2,093	$746

ENTERGY GULF STATES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2004
(In Thousands)

			INTERCOMPANY
			ELIMINATIONS
			AND	ENTERGY				Southern
	CONSOLIDATED		ADJUSTMENTS	GULF STATES		GSG&T		Gulf		Varibus		POG
				(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)
LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities:
Currently maturing long-term debt	$98,000	$	.....	$98,000	$	.....	$	.....	$	.....	$	.....
Notes payable - associated companies	.....		.....	.....		.....		.....		.....		.....
Accounts payable:
Associated companies	153,069		14,141	166,462		430		246		64		8
Other	147,337		.....	147,337		.....		.....		.....		.....
Customer deposits	53,229		.....	53,229		.....		.....		.....		.....
Taxes accrued	22,882		.....	23,211		.....		(282)		(47)		.....
Nuclear refueling outage costs	.....		(2,591)	(2,591)		.....		.....		.....		.....
Interest accrued	32,742		.....	32,742		.....		.....		.....		.....
Obligations under capital leases	33,518		.....	33,518		.....		.....		.....		.....
Other	19,912		(13)	19,899		.....		.....		.....		.....
Total	560,689		11,537	571,807		430		(36)		17		8

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes and taxes accrued	1,533,804		.....	1,531,015		3,329		(166)		(374)		.....
Accumulated deferred investment tax credits	138,616		.....	138,616		.....		.....		.....		.....
Obligations under capital leases	37,711		.....	37,711		.....		.....		.....		.....
Other regulatory liabilities	34,009		.....	34,009		.....		.....		.....		.....
Decommissioning	152,095		.....	152,095		.....		.....		.....		.....
Transition to competition	79,098		.....	79,098		.....		.....		.....		.....
Regulatory reserves	81,455		.....	81,455		.....		.....		.....		.....
Accumulated provisions	66,875		.....	66,875		.....		.....		.....		.....
Long-term debt	1,891,478		.....	1,891,478		.....		5,975		.....		.....
Preferred stock with sinking fund	17,400		.....	17,400		.....		.....		.....		.....
Other	229,408		(1)	223,432		.....		.....		.....		.....
Total	4,261,949		(1)	4,253,184		3,329		5,809		(374)		.....

Preferred stock without sinking fund	47,327		.....	47,327		.....		.....		.....		.....

Shareholder's Equity:
Common stock, no par value, authorized
200,000,000 shares; issued and outstanding
100 shares	114,055		.....	114,055		.....		.....		.....		.....
Common stock of subsidiaries	.....		138	.....		25		1		100		12
Additional paid-in capital	1,157,486		81,398	1,157,486		26,151		1,912		11,366		41,969
Capital stock expense and other	.....		.....	.....		.....		.....		.....		.....
Retained earnings	513,182		(40,985)	513,195		9,853		(592)		(9,016)		(41,243)
Accumulated other comprehensive income	714		.....	714		.....		.....		.....		.....
Total	1,785,437		40,551	1,785,450		36,029		1,321		2,450		738

TOTAL	$6,655,402		$52,087	$6,657,768		$39,788		$7,094		$2,093		$746

ENTERGY GULF STATES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2004
(In Thousands)

		INTERCOMPANY
		ELIMINATIONS
		AND	ENTERGY		Southern
RETAINED EARNINGS	CONSOLIDATED	ADJUSTMENTS	GULF STATES	GSG&T	Gulf	Varibus	POG
			(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Retained Earnings, January 1, 2004	$419,690	$(43,463)	$419,690	$8,253	$(243)	$(10,229)	$(41,244)

Add:
Net Income (Loss)	192,264	2,468	192,264	1,600	(349)	1,216	1
Total	611,954	(40,995)	611,954	9,853	(592)	(9,013)	(41,243)

Deduct:
Dividends declared on:
Preferred and preference stock	4,472	(13)	4,459	.....	.....	.....	.....
Common stock	94,300	....	94,300	.....	.....	.....	.....
Capital stock and other expenses	.....	3	.....	.....	.....	3	.....
Total	98,772	(10)	98,759	.....	.....	3	.....

Retained Earnings, December 31, 2004	$513,182	$(40,985)	$513,195	$9,853	$(592)	$(9,016)	$(41,243)

THE ARKLAHOMA CORPORATION
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
YEARS ENDED NOVEMBER 30, 2004 AND 2003
(IN THOUSANDS)

	2004	2003

Revenues - Interest income	$ 2	$ 1
- Other	-	-
Total	2	1

Expenses - Administrative and general	9	9
- Other	-	-
Total	9	9

Income before Federal
and state income taxes	(7)	(8)

Federal and state income taxes	(1)	(1)

Net Income (Loss)	(6)	(7)

Retained Earnings - beginning of year	306	313

Less: Dividends Declared	-	-

Retained Earnings - end of year	$ 300	$ 306

The accompanying notes to financial statements are an integral part of these statements.

THE ARKLAHOMA CORPORATION
STATEMENTS OF CASH FLOWS
YEARS ENDED NOVEMBER 30, 2004 and 2003
(IN THOUSANDS)

	2004	2003
OPERATING ACTIVITIES:

Net Income (Loss)	$ (7)	$ (7)
Changes in working capital:
Accounts receivable	104	12
Accounts payable	(16)	(91)
Net cash flow provided (used) by operating activities	81	(86)

Net increase (decrease) in cash and cash equivalents	81	(86)

Cash and cash equivalents at beginning of year	22	108

Cash and cash equivalents at end of year	$ 103	$ 22

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Net cash paid during the year for income taxes	$ -	$ -

The accompanying notes to financial statements are an integral part of these statements.

THE ARKLAHOMA CORPORATION
BALANCE SHEETS
NOVEMBER 30, 2004 AND 2003
(IN THOUSANDS)

ASSETS
	2004	2003
Utility Plant:
Electric plant in service - at cost	$ 2,562	$ 2,562
Less - Accumulated depreciation	2,249	2,249
Utility Plant - Net	313	313

Current Assets:
Cash and cash equivalents	103	22
Accounts receivable	20	123
Total	123	145

Total	$ 436	$ 458

CAPITALIZATION AND LIABILITIES

Capitalization:
Common stock, $100 par value, authorized
12,000 shares; issued and outstanding, 500
shares	$ 50	$ 50
Retained earnings	300	306
Total	350	356

Current Liabilities:
Accounts payable	26	42

Deferred Credits:
Deferred Income Taxes	60	60

Total	$ 436	$ 458

The accompanying notes to financial statements are an integral part of these statements.

THE ARKLAHOMA CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2004 AND 2003

1. OPERATIONS:

The Arklahoma Corporation's (the Company) utility plant consists principally of transmission facilities which are leased to its three stockholder companies from year to year. Pursuant to the terms of the lease agreement, the lessees have agreed to pay all operating costs, including maintenance, repairs, insurance and taxes assessed upon the properties. Such amounts totaled approximately $310,700 and $374,100 in fiscal years 2004 and 2003, respectively.

Under the terms of the current lease agreement, annual rentals have been discontinued but can be reinstated upon the agreement of the Company and the lessees/stockholders.

2. Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the financial statements.

3. CASH AND CASH EQUIVALENTS:

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. These investments are carried at cost, which approximates market.

4. UTILITY PLANT:

The utility plant balance as of November 30, 2004, represents the value of the land and the salvage value of the plant. The remainder of the plant was fully depreciated as of December 31, 1988.

5. INCOME TAXES:

Deferred income taxes resulted from temporary differences in financial versus tax bases of fixed assets. The net tax liability is reflected as a deferred income tax liability in the accompanying balance sheets.

The Company has an Oklahoma state net operating loss carryforward available to reduce future Oklahoma State income taxes payable. The carryforward as of November 30, 2004, is $11,259 and begins to expire in December 2007. The related deferred tax asset is fully reserved as of November 30, 2004.